As filed with the Securities and Exchange Commission on October 22, 1997
                                                      Registration No. 333-35535
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                        --------------------------------

                                SUN BANCORP, INC.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


         New Jersey                          6021               52-1382541
--------------------------------  -------------------------- -------------------
(State or Other Jurisdiction      (Primary Standard Industry  (I.R.S. Employer
of Incorporation or Organization) Classification Code Number)Identification No.)


                  226 Landis Avenue, Vineland, New Jersey 08360
                                 (609) 691-7700
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                   of Registrant's Principal Executive Office)


                            Mr. Philip W. Koebig, III
                            Executive Vice President
                                Sun Bancorp, Inc.
                  226 Landis Avenue, Vineland, New Jersey 08360
                                 (609) 691-7700
--------------------------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)


                  Please send copies of all communications to:

    John J. Spidi, Esq.                                Steven L. Kaplan, Esq.
    MALIZIA, SPIDI, SLOANE & FISCH, P.C.               ARNOLD & PORTER
    1301 K Street, N.W., Suite 700 East                555 Twelfth Street, N.W.
    Washington, D.C. 20005                             Washington, D.C.  20004


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of            Amount to be        Proposed                         Proposed                 Amount of
Securities Being Registered      Registered (1)       Maximum                           Maximum             Registration Fee
                                                      Offering Price                   Aggregate                      (2)
                                                      Per Share (1)                 Offering Price
---------------------------------------------------------------------------------------------------------------------------------

Common Shares                       1,035,000           $22.63                       $23,422,050                $7,097.58

---------------------------------------------------------------------------------------------------------------------------------

(1) The Amount of shares to be Registered and the Proposed Maximum Offering Price Per Share have been adjusted to reflect a three for two stock split of the Registrant's common stock effected in the form of a 50% common stock dividend paid on September 25, 1997. The proposed maximum offering price per share is based on the average of the high and low sales price of the Common Shares as reported by the Nasdaq SmallCap Market on October 16, 1997.

(2) A registration fee of $6,969.69 was previously paid with the Form S-1 registration statement originally filed on September 12, 1997.

                              SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED ^ OCTOBER 22, 1997

                                ^ 900,000 Shares

                                     [LOGO]

                                Sun Bancorp, Inc.

                                  Common Stock




         Sun Bancorp, Inc., a New Jersey corporation (the "Company"), is offering for sale ^ 900,000 shares of its common stock, $1.00 par value per share (the "Common Shares"), at a price of ^ $ per share (the "Offering"). The Common Shares are currently quoted on the Nasdaq SmallCap Market under the symbol "SNBC." Application has been made to have the Common Shares approved for quotation on the Nasdaq National Market.


         Prospective investors should carefully consider the factors set forth in "Risk Factors" beginning on page ^ 11 hereof.



                THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR
                 OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED
                  BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                   OR ANY OTHER INSURER OR GOVERNMENT AGENCY.


             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY
               STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
                 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                     OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================================

                                                                        Underwriting ^
                                            Price to Public               Discounts              Proceeds to Company
                                                                       and Commissions                   (2)

                                                                              (1)
-------------------------------------------------------------------------------------------------------------------------
Per Share............................        $                                                   $
-------------------------------------------------------------------------------------------------------------------------
Total(3).............................        $                                                   $
=========================================================================================================================


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. The Underwriters will not receive any discounts or commissions on Common Shares purchased by officers, directors or their associates. See "Underwriting."

(2) Before deducting estimated expenses of the Offering of approximately ^ $ payable by the Company.
(3) The Company has granted the Underwriters^ an option to purchase up to ^ 135,000 additional Common Shares at the Price to Public less Underwriting Discounts and Commissions solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Commissions and Proceeds to Company will be ^ $ , $ and $ , respectively. The managing underwriter will receive a financial advisory fee of $100,000. See "Underwriting."


         The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the Offering without notice. It is expected that delivery of certificates representing the shares of Common Stock will be made to the Underwriters on or about ^, 1997.



                                  Advest, Inc.


                The date of this Prospectus is ^           , 1997


Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                                       MAP




































     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OFFERED HEREBY, INCLUDING STABILIZATION, THE PURCHASE OF COMMON SHARES TO COVER SYNDICATE SHORT POSITIONS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriters (as defined herein) will not exercise their over-allotment option. In August 1997, the Board of Directors declared a three for two stock split of the Company's common stock, par value $1.00 per share, effected in the form of a 50% common stock dividend paid in September 1997. Where appropriate, amounts throughout this Prospectus have been adjusted to reflect the stock split.


                                  ^ The Company


         The Company, a New Jersey corporation, is a bank holding company headquartered in Vineland, New Jersey with two subsidiaries, Sun National Bank (the "Bank"), a national banking association and Sun Capital Trust, a Delaware business trust. At June 30, 1997, the Company had total assets of $585.2 million, total deposits of $467.4 million and total shareholders' equity of $29.1 million. Substantially all of the Bank's deposits are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The deposits acquired pursuant to the Oritani branch purchase are federally insured by the Savings Association Insurance Fund ("SAIF") which is also administered by the FDIC. The Company's principal business is to serve as a holding company for the Bank. As a registered bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve").


         The Company was incorporated, and the Bank was chartered, in 1985. In April 1995, the Company changed its name from Citizens Investments, Inc. to its present name. It is the Company's strategy to expand its ^ banking market throughout southern and central New Jersey. Since 1994, the Company has successfully completed the acquisition of two commercial banks with a total of $117 million in assets as well as four purchase and assumption transactions in which the Company acquired fifteen branches with $229 million in deposits. The Company opened three de novo branches: Cape May in March 1997, Toms River in June 1997 and Long Beach Island in June 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." In addition, the Company entered into an agreement to acquire eleven branches, with $177 million in deposits, from The Bank of New York, New York, New York (see "Oritani and Bank of New York Branch Purchases"). Through its acquisition and expansion program, the Company has significantly increased its asset size as well as the Bank's retail network. At December 31, 1993, the Company's total consolidated assets were $112.0 million as compared to $585.2 million at June 30, 1997.


         The Bank provides community banking services through 28 branches located in southern New Jersey. The Bank offers a wide variety of consumer and commercial lending and deposit services. The loans offered by the Bank include commercial and industrial loans, commercial real estate loans, home equity loans, mortgage loans and installment loans. The Bank also offers deposit and personal banking services including checking, regular savings, money market deposits, term certificate accounts and individual retirement accounts. Through a third party arrangement, the Bank also offers mutual funds, securities brokerage and investment advisory services. The Bank considers its primary market area to be the New Jersey counties of Atlantic, Burlington, Camden, Cape May, Cumberland, Mercer, Ocean and Salem. The Bank's market area contains a diverse base of customers, including agricultural, manufacturing, transportation and retail consumer businesses.

         The executive office of the Company is located at 226 Landis Avenue, Vineland, New Jersey 08360 and its telephone number is (609) 691-7700.

--------------------------------------------------------------------------------
                                        3

--------------------------------------------------------------------------------
Financial Summary

                               At or for the Six
                                 Months Ended
                                   June 30,                        At or for Year Ended December 31,
                              ------------------  ---------------------------------------------------------------------
                                     1997            1996         1995           1994           1993           1992
                              ------------------  ---------     ----------    -----------    -----------    -----------
                                              (Dollars in thousands, except per share amounts and ratios)

Net income ..............          $ 1,482         $  3,013     $    2,819    $     1,840    $     1,128    $       813
Net income per share
 (fully diluted) ........             0.47             0.99           0.97           0.90           0.64           0.46
Total assets ............          585,219          436,795        369,895        217,351        112,015        104,162
 Loans receivable (net) .          363,705          295,501        183,634        134,861         83,387         82,080
Shareholders' equity ....           29,071           27,415         24,671         20,571         12,306         11,178
Return on average
 assets .................             0.62%            0.74%          1.03%          1.09%          1.04%          0.74%
Return on average
 equity .................            10.69%           11.99%         12.42%         11.74%          9.61%          7.56%
Net yield on
  interest-earning assets             4.33%            4.57%          5.30%          5.39%          5.29%          4.96%



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 ^ The Offering

Common Shares Offered...................................   ^ 900,000 shares of Common Stock.

Common Shares Outstanding prior to the Offering.........   ^ 2,918,125 shares

Common Shares Outstanding after the Offering............   ^ 3,818,125 shares.  Assumes no exercise of the
                                                           Underwriters' over-allotment option to purchase up to
                                                           ^ 135,000 Common Shares.  See "Underwriting."

 Estimated Net Proceeds to the Company..................   ^ $           .  Assumes no exercise of the
                                                           Underwriters' over-allotment option to purchase up to
                                                           ^135,000 Common Shares.  See "Underwriting."


Dividends on Common Shares..............................   Historically, the Company has not paid cash dividends
                                                           on its Common Shares.  The Company paid a 5%
                                                           stock dividend on October 30, 1996 and a 5% stock
                                                           dividend on June 25, 1997.  In August 1997, the
                                                           Company declared a three for two common stock split
                                                           effected by means of a 50% stock dividend paid in
                                                           September 1997.  Future declarations of dividends by
                                                           the Board of Directors will depend upon a number of
                                                           factors, including the Company's and the Bank's
                                                           financial condition and results of operations,
                                                           investment opportunities available to the Company or
                                                           the Bank, capital requirements, regulatory limitations,
                                                           tax considerations, the amount of net proceeds retained
                                                           by the Company and general economic conditions.
                                                           See "Price Range of Common Shares; Dividends,"
                                                           and "Risk Factors -- Limitations on Payment of
                                                           Dividends."

Use of Proceeds.........................................   The proceeds received by the Company from the sale
                                                           of the Common Shares will be used to contribute
                                                           capital to the Bank.  The Bank intends to use the
                                                           capital for general corporate purposes, primarily to
                                                           support The Bank of New York branch purchase.  See
                                                           "Use of Proceeds" and "Oritani and Bank of New
                                                           York Branch Purchases."

Nasdaq National Market Symbol...........................   Application has been made to have the Common
                                                           Shares approved for quotation on the Nasdaq National
                                                           Market under the symbol "SNBC."


Purchases by Directors and Officers of the                 The Underwriters have reserved 225,000 Common
Company.................................................   Shares offered in the Offering (25% of the Shares to
                                                           be offered) for sale at the public offering price to
                                                           directors, officers and employees of the Company and
                                                           the Bank (and their associates).  See "Underwriting".

                                 ^ Risk Factors

         Prospective investors should carefully consider the matters set forth under "Risk Factors," beginning on page 11.

--------------------------------------------------------------------------------

                     ^ Selected Consolidated Financial Data


           The following summary information regarding the Company should be read in conjunction with the consolidated financial statements of the Company and notes beginning on page F-1. Consolidated historical financial and other data regarding the Company at or for the six months ended June 30, 1997, have been prepared by the Company without audit and may not be indicative of results on an annualized basis or any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

                                          At or For the Six
                                           Months Ended
                                           June 30, (1)              At or For the Years Ended December 31,
                                          -----------------  -----------------------------------------------
                                                1997            1996        1995        1994       1993        1992
                                             --------------  ----------- ----------- ----------- ---------  -------
                                                         (Dollars in thousands, except per share amounts and ratios)
Selected Results of Operations
  Interest income ........................   $ 18,145        $ 29,270    $  20,850      $  12,194    $  8,164    $  8,629
  Net interest income ....................      9,454          16,736       13,163          8,256       5,327       4,991
  Provision for loan losses ..............        825             900          808            383           2          96
  Net interest income after
     provision for loan losses ...........      8,629          15,836       12,355          7,873       5,325       4,895
  Other income ...........................        776           1,746        1,651            732         472         770
  Other expenses .........................      7,332          13,207       10,047          5,991       4,198       4,354
  Net income .............................      1,482           3,013        2,819          1,840       1,128         813

 Per Share Data
  Net income
     Primary .............................       0.47            1.00         0.97           0.90        0.64        0.46
     Fully diluted .......................       0.47            0.99         0.97           0.90        0.64        0.46
  Book value .............................       9.97            9.68         9.11          10.88        7.31        6.65

Selected Balance Sheet Data
  Assets .................................    585,219         436,795      369,895        217,351     112,015     104,162
  Cash and investments ...................    188,418         117,388      164,251         70,809      24,134      17,670
  Loans receivable (net) .................    363,705         295,501      183,634        134,861      83,387      82,080
  Deposits ...............................    467,394         385,987      335,248        196,019      99,099      91,837
  Borrowings and securities sold under
    agreements to repurchase .............     57,426          21,253        8,000             --          --          --
  Shareholders' equity ...................     29,071          27,415       24,671         20,571      12,306      11,178

 Performance Ratios
  Return on average assets ...............       0.62%           0.74         1.03%          1.09%       1.04%       0.74%
  Return on average equity ...............      10.69%          11.99        12.42%         11.74%       9.61%       7.56%
  Net yield on interest-earning assets ...       4.33%           4.57         5.30%          5.39%       5.29%       4.96%

 Asset Quality Ratios
  Non-performing loans to total loans ....       0.72%           0.81         1.72%          1.82%       1.84%       1.02%
  Non-performing assets to total loans
    and other real estate owned ..........       0.90%           1.06         2.19%          2.56%       2.26%       1.19%
  Net charge-offs to average total loans .       0.12%           0.16         0.23%          0.29%       0.02%       0.14%
  Total allowance for loan losses to total
    non-performing loans .................     127.32%         107.26        64.47%         64.74%      69.10%     128.53%

Capital Ratios
  Equity to assets .......................       4.97%           6.28         6.67%          9.46%       10.99%     10.73%
  Tier 1 risk-based capital ratio ........       7.52%           7.44         8.67%         14.01%       15.59%     12.80%
  Total risk-based capital ratio .........      12.99%           8.28%        9.64%         15.22%       16.84%     14.05%
  Leverage ratio .........................       5.68%           5.43         5.74%          8.44%       10.74%      9.31%

-------------------
(1)      Ratios are annualized where appropriate.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               Recent Developments

         The following is a summary of the Company's financial condition as of September 30, 1997, and results of operations for the three month and nine month periods ended September 30, 1997 and 1996. The discussion and analysis as to share data has been retroactively adjusted to give effect to the three for two stock split effected in the form of a 50% common stock dividend paid on September 25, 1997.


Statement of Financial                                                   At September 30,                  At December 31,
  Condition Data (Unaudited)                                                   1997                             1996
                                                                         ----------------                  ---------------

                                                                        (Dollars in thousands except share data and ratios)

Cash and cash equivalents ............................                         $ 20,434                         $ 21,807
Investment securities available for sale..............                          290,808                           95,581
Loans, net of allowance for loan losses...............                          388,619                          295,501
Bank properties and equipment.........................                           14,820                           12,222
Real estate owned, net................................                              816                              756
Excess of cost over fair value of assets acquired.....                           11,293                            5,365
Other assets..........................................                           11,334                            5,563
                                                                                -------                           ------
  Total assets........................................                         $738,124                         $436,795
                                                                                =======                          =======


Deposits..............................................                         $541,316                         $385,987
Federal Home Loan Bank Advances.......................                           16,500                           10,000
Federal funds purchased and securities sold
  under agreements to repurchase......................                          117,613                            5,253
Other liabilities.....................................                            2,858                            8,140
 Guaranteed preferred beneficial interests in
  the Company's debentures............................                           28,750                               --
Shareholders' equity..................................                           31,087                           27,415
                                                                                -------                          -------
  Total liabilities and shareholders' equity..........                         $738,124                         $436,795
                                                                                =======                          =======


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                       For the Three Months                           For the Nine Months
                                                        Ended September 30,                           Ended September 30,
                                               ----------------------------------------  -------------------------------------
Statement of Income Data (Unaudited)               1997                   1996                   1997               1996
                                               ----------------   ---------------------  ---------------------   -------------
                                                                  (Dollars in thousands, except per share date)
Interest income...............................        $12,751                  $7,917                $30,897           $21,288
Interest expense..............................          6,817                   3,429                 15,509             9,027
                                                       ------                   -----                 ------            ------
  Net interest income.........................          5,934                   4,488                 15,388            12,261
Provision for loan losses.....................            420                     225                  1,245               675
                                                       ------                  ------                 ------            ------
  Net interest income after provision
    for loan losses...........................          5,514                   4,263                 14,143            11,586
                                                       ------                  ------                 ------            ------
Other income..................................            597                     453                  1,372             1,297
Other expense:
  Salaries and employee benefits..............          2,048                   1,930                  5,645             4,797
  Occupancy expense...........................            463                     304                  1,171             1,074
  Data processing expense.....................            359                     286                  1,052               801
  Amortization of excess of cost over
   fair value of assets acquired..............            425                     207                    893               620
  Other expense...............................          1,132                     881                  2,997             2,423
                                                       ------                   -----                 ------            ------
    Total other expense.......................          4,427                   3,608                 11,758             9,715
                                                       ------                  ------                 ------            ------
  Income before income taxes..................          1,684                   1,108                  3,757             3,168
  Income taxes................................            489                     333                  1,079             1,001
                                                       ------                  ------                 ------            ------
  Net income..................................        $ 1,195                 $   775                $ 2,678           $ 2,167
                                                       ======                  ======                 ======            ======

 Earnings per common and common
  equivalent share............................          $0.37                   $0.25                  $0.84             $0.74
Earnings per common share - assuming
  full dilution...............................          $0.36                   $0.25                  $0.81             $0.73


                                                       At or For the Three Months               At or For the Nine Months
                                                          Ended September 30,                      Ended September 30,
                                                       -------------------------              -----------------------------
Selected Ratios (Unaudited)(1):                             1997         1996                       1997          1996
                                                       -------------- ----------              -------------    ------------
Return on average assets......................               0.71%         0.74%                     0.66%          0.74%
Return on average equity......................              16.08%        12.49%                   12 .55%         11.89%
Net yield on interest-earning assets..........               3.50%         4.28%                     3.77%          4.20%
Equity to assets..............................               4.22%         5.90%                     4.22%          5.90%
Non-performing assets to total loans
  and other real estate owned.................               0.52%         1.04%                     0.52%          1.04%


-------------------
(1) With the exception of period end ratios, all ratios are based on daily average balances during the periods and are annualized where appropriate. Such ratios and results are not necessarily indicative of results that may be expected for the full year.

--------------------------------------------------------------------------------

Results of Operations

         Net income for the three months ended September 30, 1997 was $1.2 million, or $.36 per share in comparison to $775,000, or $.25 per share for the three months ended September 30, 1996. This 54% increase in net income was primarily a result of an increase of $1.4 million, or 32%, in net interest income, reflecting a significant increase in interest-earning assets and interest-bearing liabilities. The increase was a result of internal growth augmented by the acquisitions of four branches from First Union National Bank and three branches from Oritani Savings Bank.

         The provisions for loan losses were $420,000 and $225,000 for the three months ended September 30, 1997 and 1996, respectively. The increase is a result of significantly higher loan balances outstanding.

         Non-interest income increased to $597,000, or 32%, for the three months ended September 30, 1997 compared to $453,000 for the same period in 1996. The growth is attributable to increased service charges on deposit accounts amounting to $119,000. This increase is a result of a larger deposit customer base.

         Non-interest expense for the three months ended September 30, 1997 was $4.4 million, an increase of 23% over the $3.6 million for the same period in 1996. The increase of $819,000 was primarily a result of operating a larger company during 1997. Salaries and employee benefits increased $119,000, or 6%; occupancy expense increased $159,000, or 52%; equipment expense increased $123,000, or 53%; data processing increased $74,000 or 26%; amortization of excess of cost over fair value of assets acquired increased $218,000, or 105%; postage and supplies increased $34,000, or 35%.

         Income tax expense was $489,000 for the three months ended September 30, 1997 compared to $333,000 for the same period in 1996. The increase was a result of higher pre-tax earnings.

         For the nine month period ended September 30, 1997, net income was $2.7 million, or $.81 per share, compared to $2.2 million, or $.73 per share, for the same period in 1996, an increase of $511,000. The growth in earnings was principally the result of an increase in net interest income of $3.1 million, from $12.3 million for the nine months ended September 30, 1996, to $15.4 million for the same period in 1997 partially offset by higher provision for loan losses and a higher level of non-interest expenses.

         As a result of the increase in the loan portfolio, the provision for loan losses grew by $570,000, from $675,000 for the nine months ended September 30, 1996, to $1.2 million for the same period in 1997, an 84% increase.

         Non-interest income increased $75,000 to $1.4 million for the nine months ended September 30, 1997. The increase in 1997 reflects an increase of $217,000 in service charges on deposit accounts, partially offset by a decrease of $113,000 of gains on sale of investment securities.

         Non-interest expense rose $2.0 million, to $11.8 million, for the nine-months ended September 30, 1997, compared to the same period in 1996. The increase, resulting from operating a larger organization, was evidenced by a growth of $800,000 in salaries and employee benefits; $306,000 in equipment expense; $251,000 in data processing expense; $273,000 of amortization of excess of cost over fair value of assets acquired; and $178,000 of other expenses.

         Due to a higher level of taxable earnings, income tax expense increased $78,000, from $1.0 million for the nine months ended September 30, 1996, to $1.1 million for the same period in 1997.



Financial Condition

         Total assets at September 30, 1997 were $738.1 million, an increase of $301.3 million, from the December 31, 1996 total of $436.8 million.

         Investment securities available for sale increased $195.2 million, from $95.6 million at December 31, 1996 to $290.8 million at September 30, 1997. The growth was primarily a result of the investment of excess funds created from the First Union and Oritani branch purchases, as well as an increase of $96.5 million of U.S. Government Agency securities acquired with funds borrowed from the FHLB.

         Net loans at September 30, 1997 amounted to $388.6 million, an increase of $93.1 million from $295.5 million at December 31, 1996. The increase was primarily from internal growth in commercial and industrial loans. The ratio of non-performing assets to total loans and real estate owned for the three months ended September 30, 1997 was 0.52% compared to 1.06% for the year ended December 31, 1996. The ratio of allowance for loan losses to total non-performing loans was 192.47% at September 30, 1997 compared to 107.26% at December 31, 1996. The ratio of allowance for loan losses to total loans was 0.96% at September 30, 1997 compared to 0.87% at December 31, 1996.

         Excess of cost over fair value of assets acquired increased $5.9 million, from $5.4 million at December 31, 1996 to $11.3 million at September 30, 1997. The increase was a result of the premium paid for the acquisition of branches from First Union and Oritani.

         Total liabilities at September 30, 1997 amounted to $678.3 million compared to $409.4 million at December 31, 1996, an increase of $268.9 million.

         Total deposits grew to $541.3 million at September 30, 1997, a $155.3 million increase over December 31, 1996 deposits of $386.0 million. The increase was primarily the result of deposits acquired from First Union and Oritani, as well as approximately $40 million from internal growth.

         Advances from the Federal Home Loan Bank amounted to $16.5 million at September 30, 1997 compared to $10.0 million at December 31, 1996. The increase aided the funding of the Company's loan growth. Federal funds purchased and securities sold under agreements to repurchase grew $112.4 million, from $5.3 million at December 31, 1996, to $117.6 million at September 30, 1997.
Repurchase agreements from the Federal Home Loan Bank to fund securities purchases caused $96.5 million of the increase.

         Total shareholders' equity grew by $3.7 million, from $27.4 million at December 31, 1996, to $31.1 million at September 30, 1997. The increase was a result of net earnings of $2.7 million for the nine months ended September 30, 1997 augmented by an improvement in the net unrealized loss on securities available for sale, net of income taxes of $567,000.


         At September 30, 1997, the capital ratios of the Company and the Bank were as follows:

               Company Capital Ratios:
                 Tier 1 risk-based capital ratio        6.56%
                 Total risk-based capital ratio        11.37%
                 Leverage ratio                         4.53%

               Bank Capital Ratios:
                 Tier 1 risk-based capital ratio        9.85%
                 Total risk-based capital ratio        10.68%
                 Leverage ratio                         6.79%

                                  RISK FACTORS



         In addition to the other information in this Prospectus, the following factors which address those risks material to this offering and the Company, should be considered carefully in evaluating an investment in the Common Shares offered by this Prospectus. Certain statements in this Prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. To the extent any of the information contained in this Prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act, the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

^ Restrictions on the Company as a Bank Holding Company


         The Company is a legal entity separate and distinct from the Bank, although the principal source of the Company's cash revenues is dividends from the Bank.

         The right of the Company to participate in the assets of any subsidiary upon the latter's liquidation, reorganization or otherwise (and thus the ability of the holders of Common Stock to benefit indirectly from any such distribution) will be subject to the claims of the subsidiaries' creditors, which will take priority except to the extent that the Company may itself be a creditor with a recognized claim.

         The Bank is also subject to restrictions under federal law which limit the transfer of funds by the Bank to the Company, whether in the form of loans, extensions of credit, investments, asset purchases or otherwise. Such transfers by the Bank to the Company are limited in amount to 10% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.


Recent Rapid Growth of Bank


         During the last three years, the Bank has experienced rapid and significant growth. The total assets of the Bank have increased from $112.0 million at December 31, 1993, to $585.2 million at June 30, 1997. Although the Bank believes that it has adequately managed its growth in the past, there can be no assurance that the Bank will continue to experience such rapid growth, or any growth, in the future and, to the extent that it does experience continued growth, that the Bank will be able to adequately and profitably manage such growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         The continued growth has led the Company to undertake the present offering of Common Shares. The capital to be raised from the sale of the Common Shares offered hereby, is necessary to provide sufficient capital to support the growth of assets. No assurance can be given that this rapid growth will continue, but, if it does, there is no assurance that the earnings of the Company and the Bank can adequately provide the necessary capital for the Bank and the Company to maintain required regulatory capital levels commensurate with continued rapid growth. After giving effect to the sale of the Common Shares and the Oritani and Bank of New York branch purchases, the Bank will be "well capitalized" and the Company will be adequately capitalized for federal bank regulatory purposes. The level of future earnings of the Company also will depend on the ability of the Company and the Bank to profitably deploy and manage the increased assets. The rapid growth of the Bank in asset size and the rapid increase in its volume of total loans during the past three years have increased the possible risks inherent in an investment in the Company. In addition, the Bank of New York branch purchase will result in the acquisition of a significant amount of deposits. The deposits to be assumed pursuant to the Bank of New York branch purchase are predominantly core deposits with lower costs. If the Company is unable to maintain a low cost of funds on such deposits or if the Company is unable to retain a substantial portion of the deposits to be assumed, the branch purchase may have an adverse impact on the Company's results of operations and financial condition.


         Although the Bank has experienced moderate loan losses to date, the rapid growth of its loan portfolio from $83.4 million at December 31, 1993, to $363.7 million at June 30, 1997, may result in an increase to its loan loss experience. Due to the high volume of recent loans, many of the loans of the Bank are unseasoned, thereby increasing the potential for additional loan losses even if the Bank continues to adhere to the same underwriting criteria and monitoring procedures that have resulted in the Bank's moderate loan loss experience. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Lending Activities." The Office of the Comptroller of the Currency (the "OCC") has previously stated that banks experiencing rapid growth may be subject to greater risks.


Growth in Loan Portfolio ^; Concentration of Credit


         During the past three years, the Company has experienced significant growth in its loan portfolio. Net loans increased to $363.7 million at June 30, 1997, from $83.4 million at December 31, 1993. While many components of the loan portfolio have contributed to this increase over the past three years, much of this loan growth has occurred in the portfolio of commercial and industrial loans. Commercial and industrial loans increased by 87.7% or $104.2 million during 1996 as compared to 1995 and comprised 75.5% of total loans as of December 31, 1996. As of June 30, 1997, commercial and industrial loans comprised 77.5% of total loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Analysis of Loan Portfolio." As a result of this recent growth, a significant portion of the Company's total loan portfolio may be considered unseasoned and, therefore, specific payment and loss experience for this portion of the portfolio has not yet been fully established. In addition, the nature of commercial and industrial loans is such that they may present more credit risk to the Company than other types of loans such as home equity or residential real estate loans. Further, these loans are concentrated in Atlantic, Burlington, Camden, Cape May, Cumberland, Ocean, and Salem Counties, in southern New Jersey. As a result, a decline in the general economic conditions of southern New Jersey could have a material adverse effect on the Company's financial condition and results of operations taken as a whole. See "Business of the Company--Lending Activities--Commercial and Industrial Loans."


Adequacy of Allowance for Loan Losses


         The risk of loan losses varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular review of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loans losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management's assumption and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future credit losses, or if the bank regulatory authorities require the Bank to increase the allowance for loan losses, the Bank's earnings could be significantly and adversely affected. Because certain lending activities involve greater risks, the percentage applied to specific loan types may vary.

         As of June 30, 1997, the allowance for loan losses was $3.4 million, which represented 0.91% of total loans. The allowance for loan losses as a percentage of nonperforming loans was 127.32% as of June 30, 1997. The Company actively manages its nonperforming loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate allowance for loan losses. As its loan growth has increased, the Bank has increased its allowance for loan losses. The Company believes that such allowance is adequate, however, future additions to the allowance in the form of the provision for loan losses may be necessary due to changes in economic conditions and growth of the Bank's loan portfolio.

Control by Management


         A total of ^ 1,956,313 Common Shares of the Company ^ will be beneficially owned by the directors and executive officers of the Company, or ^ 45.26% of the Common Shares outstanding following the Offering, assuming directors and executive officers purchase ^ 225,000 shares in the Offering and that the Underwriters do not exercise the over-allotment option. As of October 9, 1997, Bernard A. Brown beneficially owned 1,411,443 shares, or 43.49%, of the Company's outstanding Common Shares. Therefore, to the extent they vote together, the directors and executive officers of the Company will have the ability to exert significant influence over the election of the Company's Board of Directors and other corporate actions requiring stockholder approval. See "Security Ownership of Certain Beneficial Owners and Management" and "Underwriting."


Limitations on Payment of Dividends

         Historically, the Company has not paid cash dividends on its Common Shares. The Bank is a wholly owned subsidiary of the Company and its principal income-producing entity. Accordingly, dividends payable by the Company are subject to the financial condition of the Bank and the Company as well as other business considerations. In addition, because the Bank is a depository institution insured by the FDIC, it may not pay dividends or distribute any of its capital assets if it is in default on any assessment due the FDIC. Payment of dividends by the Bank is restricted by statutory limitations. Two different calculations are performed to measure the amount of dividends that may be paid: a recent earnings test and an undivided profits test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared by a national bank in any calendar year is in excess of the current year's net profits combined with the retained net profits of the two preceding years unless the bank obtains the approval of the OCC. Under the undivided profits test, dividends may not be paid in excess of a bank's undivided profits then on hand, after deducting bad debts in excess of the reserve for loan losses. OCC regulations also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. At June 30, 1997, under the recent earnings test, which is presently the more restrictive of the available methods of calculating the dividend limitations of a national bank, $8.3 million was available for payment as dividends from the Bank to the Company without the need for approval from the OCC. Even if the Bank is able to generate sufficient earnings to pay dividends, there is no assurance that its Board of Directors might not decide or be required to retain a greater portion of the Bank's earnings in order to maintain existing capital or achieve additional capital necessary because of (i) an increase in the capital requirements established by the OCC, (ii) a significant increase in the total of risk-weighted assets held by the Bank, (iii) a significant decrease in the Bank's income, (iv) a significant deterioration of the quality of the Bank's loan portfolio, (v) a determination by the OCC that the payment of a dividend would (under the circumstances) constitute an "unsafe or unsound" banking practice, or (vi) new federal or state regulations. The occurrence of any of these events would decrease the amount of funds potentially available for the payment of dividends. In addition, under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends declarable by the Company. See "Supervision and Regulation."

         The Company's subsidiary, Sun Capital Trust (the "Trust") issued $28.8 million of 9.85% Preferred Securities with a stated value and liquidation preference of $25 per share. The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $28.8 million of 9.85% Junior Subordinated Debentures (the "Debentures") of the Company, due in March 2027. The Company has the right to defer payment of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferred period (each, an "Extension Period"), provided that no Extension Period may extend beyond the maturity of the Debentures. If interest payments on the Debentures are so deferred, the Company will be prohibited from paying cash dividends on its Common Shares until such time as the payment of all amounts due on the Debentures are paid and the Extension Period is terminated.

High Degree of Competition


         The banking business is highly competitive. In its primary market area, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of the Bank's primary competitors have substantially greater resources and lending limits than the Bank and may offer certain services, such as trust services, that the Bank does not provide at this time. The profitability of the Company depends upon the Bank's ability to compete in its primary market area.
See "Business -- Competition."


^ Limitations Imposed by Industry Regulation


         Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended ("BHCA"), and to regulation and supervision by the Federal Reserve, and the Bank is subject to regulation and supervision by the OCC and the FDIC. The Bank is also a member of the Federal Home Loan Bank of New York (the "FHLB") and is subject to regulation thereby. Federal and state banking laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies, and the maintenance of adequate capital to the general business operations and financial condition of the Bank, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve, the FDIC, and the OCC also possess cease and desist powers over bank holding companies and banks, to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner in which the Company and the Bank may conduct their business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of the Bank to attract deposits and make loans. See "Supervision and Regulation."

Potential Impact of Changes in Interest Rates

         The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. However, there can be no assurance that the Company will be able to manage interest rate risk so as to avoid significant adverse effects in net interest income. At June 30, 1997, the Company had a one year cumulative negative gap of 12.57%. This negative gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Gap Analysis."

Limited Trading Market; Possible Volatility of Stock Price


         ^ Since August 29, 1996, the Common Shares of the Company have been quoted on the Nasdaq SmallCap Market^. Trading has been limited and infrequent^ and since such date trading volume for Common Shares has averaged less than 10,000 shares per week. Application has been made to have the Common Shares approved for quotation on the Nasdaq National Market, but one of the requirements for initial listing is the presence of three market makers for the Common Shares. Nasdaq National Market maintenance standards require the existence of two market makers for continued listing. Currently the Company has four market makers. Advest, Inc. has advised the Company that it intends to continue to make a market in Common Shares so long as the volume of trading activity in the Common Shares and certain other market making considerations justify doing so. ^ It is anticipated that the Nasdaq National Market initial listing requirements will be met, including the presence of three market makers. There can, however, be no assurance that an established and liquid trading market will develop or, if developed, will be sustained following the Offering. The market price of the Common Shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, general trends in the banking industry and other factors. In addition, the stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Shares.

Impact of Changes in Economic Conditions and Monetary Policies


         Conditions beyond the Company's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) fiscal and debt management policies of the federal government, including changes in tax laws; (iii) the Federal Reserve's monetary policy; (iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

                                 USE OF PROCEEDS


         The net proceeds to the Company from the sale of the ^ 900,000 Common Shares offered by the Company (after giving effect to the payment of estimated offering expenses) are estimated to be approximately ^ $ ($ if the Underwriters' over-allotment option is exercised in full). Such proceeds will qualify under the capital adequacy guidelines of the Federal Reserve as Tier 1 capital for the Company. The net proceeds will be used by the Company to provide additional equity capital to the Bank. The Bank intends to use the capital for general corporate purposes^.


                  ORITANI AND BANK OF NEW YORK BRANCH PURCHASES

Oritani Branch Purchase

          On July 24, 1997, the Bank acquired approximately $34 million in deposit liabilities in three branch offices (the "Oritani branch purchase") located in the Camden County, New Jersey communities of Clementon, Lindenwold and Merchantville, from Oritani Savings Bank, SLA, Hackensack, New Jersey ("Oritani"). The Bank paid Oritani a premium of $2,151,000 for the assumption of the deposit liabilities. The Bank purchased two branches owned by Oritani at their fair market value and assumed the lease on the third branch location. The Bank received approximately $30 million in net proceeds from the transaction. The investment and lending activities of the Oritani branches purchased did not transfer to the Bank.

         As of June 30, 1997, the cost of funds related to the deposits assumed from the Oritani branch purchase was approximately 4.64%. Management does not believe there will be a material deposit outflow after the branch purchase. The Bank has historically priced its deposit products to be competitive in the markets served. For the six months ended June 30, 1997, the Bank's average cost of deposits was 3.41%. It is anticipated that this practice, combined with the level of personal service provided, will allow the Bank to retain a significant portion of the deposits acquired. In this regard, Oritani has agreed not to directly solicit the deposit customers affected by the branch purchases, nor establish a branch or automatic teller machine ("ATM") facility within Camden County, New Jersey for a period of one year.


         ^ The Oritani branch purchase ^ has not had a significant short-term impact on ^ the Bank's performance. Management anticipates that the branch purchase will positively contribute to earnings as the net cash received is gradually invested in investment securities and loans.


Bank of New York Branch Purchase

         On June 4, 1997, the Bank entered into a Branch Purchase and Deposit Assumption Agreement with The Bank of New York to acquire approximately $177 million in deposit liabilities and approximately $29 million of loans and eleven branch offices (the "Bank of New York branch purchase") located in the southern and central New Jersey counties of Atlantic, Mercer, Middlesex and Somerset. Based upon June 30, 1997 deposits, the Bank agreed to pay The Bank of New York a premium of approximately $17.1 million (9.75%) for the assumption of the deposit liabilities and will receive approximately $159.9 million in net proceeds in the form of cash, real estate and loans. The deposits to be assumed consist of $154.8 million in core deposits (demand deposits, savings deposits, money market accounts, etc.) and $22.1 million in time deposits (certificates of deposit). The investment and some of the lending activities of the Bank of New York branches to be purchased will not be transferred to the Bank. The Bank of New York branch purchase will be accounted for using the purchase method of accounting and is expected to close during the fourth quarter of 1997, subject to regulatory approval. There can be no assurance that regulatory approval will be obtained, or that such approval, if any, will not delay consummation of The Bank of New York branch purchase, or will not contain conditions that would cause the Bank to abandon the transaction.

         As of June 30, 1997, based on information supplied to the Bank by The Bank of New York, the cost of funds related to the deposits to be assumed from the Bank of New York branch purchase, was approximately 1.70%. The Bank has historically priced its deposit products to be competitive in the markets served. It is anticipated that this practice, combined with the level of personal service provided, will allow the Bank to retain a significant portion of the deposits to be acquired, but there can be no assurance that the Bank will not experience a material deposit outflow following consummation of the transaction. In this regard, The Bank of New York has agreed not to directly solicit the deposit customers affected by the branch purchase for a period of two years.


         ^ Due to the current low cost of funds on the deposits to be assumed, management expects the Bank of New York branch purchase will have ^ an immediate positive impact on its interest rate spread and net interest income. As the cash received in the branch purchase is ^ invested in loans and securities, management anticipates that the purchase will have a further positive impact.

         At June 30, 1997, the deposits at The Bank of New York ^ branches being acquired by the Company were as follows:


                                                               Weighted
                                                               Average
                                             Amount          Interest Cost
                                             ------          -------------
                                     (Dollars in thousands)

Demand deposits........................    $ 62,877               0.00%
Interest-bearing checking..............      32,805               1.34%
Savings accounts.......................      59,088               2.39%
Time deposits..........................      22,100               4.86%
                                            -------               ----
  Total deposits.......................    $176,870               1.65%
                                            =======               ====

             Pro Forma Consolidated Statement of Financial Condition
                                  June 30, 1997
                                   (Unaudited)


                                                                                      Pro Forma
                                                      ^ Oritani         Bank of New  Consolidated                     Pro Forma
                                                         Branch         York Branch    Company          Stock       Consolidated
                                                        Purchase          Purchase   before Stock     Offering ^    Company After
                                           Company      Dr. (Cr.)         Dr. (Cr.)     Offering       Dr. (Cr.)    Stock Offering
                                           -------      ---------         ---------     --------       ---------    --------------
                                                                              (In thousands)
Assets
Cash and amounts due from banks.........  $ 26,688   $    ^ 181  (1)   $   3,000  (1) $  ^ 29,869      $      --      $   29,869
Federal funds sold......................    11,150     ^ 33,338  (1)     135,300  (1)                    ^20,000 (4)

                                                         (2,151) (2)     (17,100) (3)   ^ 160,537         (1,380)(4)     179,157
Investment securities available-for-
  sale..................................   150,581           --               --          150,581                        150,581
Loans receivable (net)..................   363,705          ^--  (1)      29,000  (1)     392,705                        392,705
 Bank properties and equipment..........    14,211          547  (1)       9,600  (1)    ^ 24,358                         24,358
 Real estate owned......................       666                                            666                            666
Accrued interest receivable.............     4,587                                          4,587                          4,587
Excess of cost over fair value
  of net assets acquired................     9,558         2,151 (2)       17,100 (3)    ^ 28,809                         28,809
Deferred taxes..........................     1,227                                          1,227                          1,227
Other assets............................     2,846            --               --           2,846             --          2,846
                                             -----       -------          -------         -------       --------      ---------
   Total................................  $585,219      $^34,066         $176,900        $798,185     $ ^ 18,620     $  814,805
                                           =======       =======          =======         =======      =========      =========
Liabilities and Shareholders' Equity
Liabilities:
Deposits................................  $467,394     $^ 33,922  (1)    $176,900 (1)    $678,216       $    ^--       $ 678,216
^ Securities sold under agreements
  to repurchase.........................    57,425                                         57,425^                      ^ 57,425
Other liabilities.......................     2,578           144               --         ^ 2,723                          2,723
                                           -------        ------          -------         -------                       --------
  Total liabilities.....................   527,398        34,066          176,900       ^$738,364                        738,364
                                           -------        ------          -------         -------                       -------
Guaranteed preferred beneficial interest
  in subordinated debt..................    28,750                                         28,750                         28,750
Shareholders' equity:
Preferred stock.........................        --                                                                            --
Common stock............................     1,945                                          1,945      ^     900 (4) ^     2,845
Surplus.................................    18,090                                         18,090      ^  17,720 (4) ^    35,810
Retained earnings.......................     9,902                                          9,902                          9,902
Unrealized (loss) on securities, net
  of income taxes.......................     (866)            --               --            (866)            --            (866)
                                            ------       -------          -------         -------       --------        --------
  Total shareholders' equity............    29,071           ^--               --          29,071         18,620          47,691
                                           -------       -------          -------         -------        -------        --------
  Total.................................  $585,219      $^34,066         $176,900        $796,185       $^18,620       $ 814,805
                                           =======       =======          =======         =======        =======        ========

-----------------
(1)      To record branch purchase.
(2) To record premium paid on the assumption of the deposit liabilities ($2.2 million). The excess of cost over fair value of net assets acquired will be amortized over a seven year period.
(3) To record premium paid on the assumption of the deposit liabilities ($17.1 million). The excess of cost over fair value of net assets acquired will be amortized over a seven year period.
(4)      To record net proceeds from common stock offering.

                                 CAPITALIZATION

         The following table sets forth (i) the consolidated capitalization of the Company at June 30, 1997, (ii) the consolidated capitalization of the Company giving effect to the issuance of the Common Shares hereby offered by the Company assuming the Underwriters' over-allotment was not exercised, (iii) the pro forma effect of the Oritani and Bank of New York branch purchases, and (iv) the actual and pro forma capital ratios of the Company and the Bank.

                                                                                          (Unaudited)
                                                                                            As Adjusted
                                                                     --------------------------------------------------------
                                                                                                          Sale of Common
                                                                                                        Shares and Oritani
                                                                                                          and Bank of New
                                                                                  Sale of                      York
                                                          Actual               Common Shares              Branch Purchases
                                                          ------               -------------              ----------------

                                                                             (Dollars in thousands)
Guaranteed preferred beneficial interest in
  subordinated debt................................       $28,750                  $28,750                       $28,750

SHAREHOLDERS' EQUITY:
  Preferred stock $1 par value, 1,000,000
   shares authorized, none issued.................             --                       --                            --
  Common stock $1 par value - 10,000,000

   shares authorized; ^ 2,918,125 outstanding......         1,945               ^    2,845                      ^  2,845
  ^ Surplus........................................        18,090               ^   35,810                      ^ 35,810
  Retained earnings................................         9,902                    9,902                         9,902

  Unrealized loss on securities available-for-
   sale, net of income taxes.......................         (866)                    (866)                         (866)
                                                         -------                  -------                       -------
      Total shareholders' equity...................        29,071                   47,691                        47,691
                                                         --------                   ------                        ------

  Total capitalization...........................       ^ $57,821                  $76,441                      $ 74,441
                                                           ======                   ======                       =======



COMPANY CAPITAL RATIOS(1):

  Tier 1 risk-based capital ratio..................          7.52%                   13.54%                         7.54%
  Total risk-based capital ratio...................         12.99                    17.44                         10.88
  Leverage ratio...................................          5.93                   ^ 9.98                          4.83


BANK CAPITAL RATIOS(2):

  Tier 1 risk-based capital ratio..................         11.44                    15.93                          9.55
  Total risk-based capital ratio...................         12.27                    16.76                         10.25
  Leverage ratio...................................          8.63                  ^ 11.72                          6.10



-----------------
(1) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Common Shares, in a manner consistent with Federal Reserve guidelines.
(2) Assumes that the Company will contribute all the net proceeds from the sale of the Common Shares to the Bank. The capital ratios, as adjusted, are computed in a manner consistent with OCC guidelines.

                     PRICE RANGE OF COMMON SHARES; DIVIDENDS

         The Company's Common Shares have been quoted on the Nasdaq SmallCap Market under the symbol "SNBC" since August 29, 1996 with trading in Common Shares being limited and infrequent. Since August 29, 1996, trading volume for Common Shares has averaged less than 10,000 shares per week. Application has been made to have the Common Shares approved for quotation on the Nasdaq National Market. The following table sets forth the high and low closing sale prices for the Common Shares for the calendar quarters indicated, as published by the Nasdaq SmallCap Market.



                                                   High               Low
                                                 --------           -------
1996

Third quarter (from August 29, 1996).......        $13.61            $12.70
Fourth quarter.............................         14.13             12.70

1997


First quarter..............................         14.76             13.01
Second quarter.............................         15.67             13.65
Third quarter..............................         22.00             14.83
Fourth quarter (through ^ October 16, 1997)       ^ 22.75             21.75



         The last reported sale price of the Common Shares on the Nasdaq SmallCap Market as of ^ October 16, 1997, was ^ $22.50. There were ^ 270 holders of record of the Company's Common Shares as of ^ October 10, 1997.

         Historically, the Company has not paid cash dividends on its Common Shares. The Company's Board of Directors does not currently intend to pay cash dividends, but may consider such a policy in the future. No decision, however, has been made as to the amount or timing of such cash dividends. The Company paid a 5% stock dividend on October 30, 1996 and a 5% stock dividend on June 25, 1997. In August 1997, the Company declared a three for two Common Share stock split effected by means of a 50% stock dividend paid in September 1997. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including the Company's and the Bank's financial condition and results of operations, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, tax considerations, the amount of net proceeds retained by the Company and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if payment is made, will continue to be paid.


         The ability of the Company to pay dividends is dependent on the ability of the Bank to pay dividends to the Company. Because the Bank is a depository institution insured by the FDIC, it may not pay dividends or distribute any of its capital assets if it is in default on any assessment due the FDIC. In addition, OCC regulations also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends declarable by the Company.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The primary activity of the Company is the oversight of the Bank. Through the Bank, the Company engages in community banking activities by accepting deposit accounts from the general public and investing such funds in a variety of loans. These community banking activities primarily include providing home equity loans, mortgage loans, a variety of commercial business and commercial real estate loans and, to a much lesser extent, installment loans. The Company also maintains an investment securities portfolio. The Company's lending and investing activities are funded by retail deposits. The largest component of the Company's net income is net interest income. Consequently, the Company's earnings are primarily dependent on its net interest income, which is determined by (i) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net income is also affected by its provision for loan losses, as well as the amount of non-interest income and non-interest expenses, such as salaries and employee benefits, professional fees and services, deposit insurance premiums, occupancy and equipment costs and income taxes.

Overview

         Beginning in 1993, the Company embarked upon a strategy to expand its operations and retail market throughout southern New Jersey through internal growth and mergers and acquisitions. The Board and management perceived opportunities to expand the Company as a result of a lack of competitive commercial banking services being provided to local businesses and the need for a locally based and managed community bank. Continued consolidation of the banking industry and a regionalization of decision-making authority by larger banking institutions left many businesses and individuals in the Bank's market area underserved.


         In mid-1994, the Company acquired the First National Bank of Tuckahoe ("Tuckahoe"), which operated three branch offices in Cape May County, for approximately $7.1 million in cash, and Southern Ocean State Bank ("Ocean"), which operated four branches in Ocean County, for approximately $6.6 million in cash. The two transactions, combined, resulted in the acquisition of $49 million of loans and $105 million of deposits and an increase in assets of $117 million. These banks and their operations were merged into the Bank in 1994.


         In 1995, as the result of further consolidation of banks and their restructuring of operations in New Jersey, the Bank acquired $52 million of deposits and four branches located in the southern New Jersey counties of Cumberland, Atlantic and Ocean from NatWest Bank and $70 million of deposits and four branches located in Cumberland and Burlington counties from New Jersey National Bank. As a result of these two branch purchase transactions, the Bank acquired $122 million of deposits; the corresponding amount of cash received to fund the deposit transfer was initially used to purchase investment securities. In addition, the Bank opened a new banking office in Pleasantville in 1995 and an office in Cape May Court House in 1996.

         On June 5, 1997, the Bank acquired $73 million in deposit liabilities and $2.5 million of loans and four branch offices located in the southern New Jersey counties of Salem and Burlington from First Union National Bank, Avondale, Pennsylvania ("First Union"). On July 24, 1997, the Bank acquired approximately $34 million in deposit liabilities and three branch offices located in Camden County, New

Jersey from Oritani. In addition, the Bank opened de novo branches in Cape May in March 1997, Toms River in June 1997 and Long Beach Island in June 1997.


         In recent years, the Bank also has experienced a significant level of loan growth. The Bank's loan portfolio increased from $83.4 million at December 31, 1993, to $363.7 million at June 30, 1997. Much of this loan growth is attributable to the Bank's hiring of a number of experienced loan officers previously employed by money center and multi-state regional banking organizations. In most cases, these loan officers brought with them established contacts and relationships with individuals or entities throughout the Bank's primary market area and have been able thereby to increase the Bank's customer base and the number of loan originations. Loan growth has also been attributable to market penetration. The Bank also has established a number of regional advisory boards, comprised of prominent local business and community representatives, that were responsible for referring approximately $50 million in loans to the Bank in 1996, representing one-third of all new outstanding loans in such year. In addition, the Bank has made significant efforts to increase its ^ lending to businesses along the Southern New Jersey shore that are primarily operational during only certain times of each year (i.e. seasonal lending), which has contributed to the Bank's loan growth. As noted previously, a significant portion of the Bank's total loan portfolio may be considered unseasoned and, therefore, specific payment experience for this portion of the portfolio has not yet been established.


         To support and manage the expanded operations of the Bank and to provide adequate management resources to support the further expansion and growth, the Bank began to recruit and hire, in addition to experienced commercial loan officers, credit, compliance, loan review and internal audit personnel, operations personnel and senior level executives. In addition, the Bank has enhanced and expanded its operational and management information system and taken steps to enhance its oversight of third-party vendors. While the Bank continues to monitor its rapid growth, and the adequacy of management and resources available to support such growth, there can be no assurance that the Bank will be successful in managing all elements relating to its rapid growth.

         The growth and expansion of operations through mergers and acquisitions and internal growth has resulted in a significant increase in assets, loans and deposits since December 31, 1993, and a concomitant increase in net interest income, non-interest income and non-interest expenses.

Results of Operations

         Net income increased by $90,000 for the six months ended June 30, 1997, to $1.5 million from $1.4 million for the six months ended June 30, 1996. Net interest income increased $1.7 million and the provision for loan losses increased $375,000 for the six months ended June 30, 1997, compared to the same period in 1996. Other income decreased by $82,000 to $776,000 for the six months ended June 30, 1997 as compared to $858,000 for the six months ended June 30, 1996. Other expenses increased by $1.2 million to $7.3 million for the six months ended June 30, 1997, as compared to $6.1 million for the six months ended June 30, 1996.


         Net income for the year ended December 31, 1996, was $3.0 million or ^ $1.00 per share in comparison to $2.8 million or ^ $0.97 per share for the year ended December 31, 1995. The increase in net income was primarily due to an increase in net interest income of $3.6 million which was substantially offset by an increase in non-interest expenses of $3.2 million, an increase in the provision for loan losses of $92,000 and an increase in income tax expense of $222,000 in comparison to the results of operations for 1995.

         Net income for the year ended December 31, 1995, increased $979,000, or 53.2%, to $2.8 million from $1.8 million for the year ended December 31, 1994. The increase in net income was generally attributable to a large increase in net interest income of $4.9 million and an increase of $900,000 in non-interest income. Net interest income increased from $8.3 million in 1994 to $13.2 million in 1995; and non-interest income increased from $732,000 in 1994 to $1.7 million in 1995. This increase was partially offset by increases in non-interest expenses of $4.1 million, an increase in the provision for loan losses of $400,000 and an increase in income tax expense of $365,000. Non-interest expenses increased from $6.0 million in 1994 to $10.0 million in 1995. The provision for loan losses increased from $383,000 in 1994 to $808,000 in 1995. Income tax expense increased from $775,000 in 1994 to $1.1 million in 1995.


         Net Interest Income^


         Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume of and rate earned on interest-earning assets and the volume of and interest rate paid on interest-bearing liabilities.

         The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances.

                  Six Months Ended June 30,                              Years Ended December 31,
                  -------------------------- ---------------------------------------------------------------------------------------
                           1997(1)                      1996                     1995                           1994
                  -------------------------- ----------------------   ---------------------------    -------------------------------
                                    Average                     Average                       Average                       Average
                  Average            Yield/   Average           Yield/    Average             Yield/    Average              Yield/
                  Balance  Interest   Cost    Balance Interest   Cost     Balance  Interest    Cost     Balance   Interest    Cost
                  -------  --------   ----    ------- --------   ----     -------  --------    ----     -------   --------    ----

Interest-
earning assets:                                        (Dollars in thousands)

  Loans
    receivable(2).$318,016  $14,789    9.30%  $235,744 $22,074   9.36%    $155,139  $15,101     9.73 %  $108,265    $9,591     8.86%


  Investment
    securities(3). 116,326    3,292     5.66   129,164   7,127    5.52      85,445    5,286     6.19      33,931     2,151     6.34


  Federal funds
    sold..........   2,324       64     5.55     1,323      68    5.14       7,756      463     5.97      10,988       452     4.11
                   -------    ------     ----  ------- -------    ----      ------   ------    -----     -------   -------   ------

    Total
      interest-
      earning
      assets...... 436,666   18,145     8.31   366,231  29,269    7.99     248,340   20,850     8.40     153,184    12,194     7.96


Non-interest-
  earning
  assets..........  39,028                      40,316                      24,409                        15,076
                   -------                     -------                     -------                       ------

  Total assets....$475,694                    $406,547                     $272,749                     $168,260
                   =======                     =======                    ========                       =======


Interest-bearing
liabilities:

  Interest-bearing
    deposit
    accounts......$319,565    6,556     4.10  $298,538  11,954    4.00    $202,276    7,640     3.78    $122,843     3,845     3.13

  Borrowed money..  45,214    1,310     5.79    10,397     580    5.58         775       47     6.06       1,202        93     7.74

  Interest on
    guaranteed
    preferred
    beneficial
    interest in
    subordinated
    debt..........  16,391      825    10.07        --      --      --          --        --      --           --       --        --
                    ------    -----    -----   -------  ------ -------    -------- ---------  ------    ---------  ------- ---------
    Total
      interest-
      bearing
      liabilities. 381,170    8,691     4.56   308,935  12,534    4.06     203,051    7,687     3.79     124,045     3,938     3.17

Non-interest-
  bearing
  liabilities.....  66,781                      72,486                      47,004                        28,551
                  --------                     -------                     -------                       -------

  Total
    liabilities... 447,951                     381,421                     250,055                       152,596



Shareholders'
  equity ^(4).....  27,743                      25,126                      22,694                        15,664
                   -------                     -------                     -------                       -------


  Total
    liabilities
    and
    shareholders'
    equity........$475,694                    $406,547                    $272,749                      $168,260
                   =======                     =======                     =======                       =======


Net interest
  income..........           $9,454                    $16,735                      $13,163                        $8,256
                             ======                    =======                      =======                        ======


Interest rate
  spread ^(5).....                     3.75%                      3.93 %                        4.61 %                         4.79%
                                       ====                       ====                          ====                           ====

Net yield on
  interest-
  earning
  assets ^(6).....                     4.33%                      4.57 %                        5.30 %                         5.39%
                                       ====                       ====                          ====                           ====


Ratio of
  average
  interest-
  earning
  assets
  to average
  interest-
  bearing
  liabilities.....                   114.56%                    118.55 %                      122.30 %                       123.49%
                                     ======                     ======                        ======                         ======

-------------
 (1) Ratios for six month period is stated on an annualized basis. Such ratios and results are not necessarily indicative of results that may be expected for the full year.
 (2)  Average balances include non-accrual loans.

 (3)  Yields give effect to the fair value of financial instruments.
 (4)  Averages were computed using month end balances.
^(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. ^
 (6) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

         The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                                   Years Ended December 31,
                                ------------------------------------------------------------------------------------------------
                                                1996  vs.  1995                                 1995  vs.  1994
                                -----------------------------------------------   ----------------------------------------------
                                              Increase (Decrease)                             Increase (Decrease)
                                                     Due to                                        Due to
                                -----------------------------------------------   ----------------------------------------------
                                                             Rate /                                        Rate /
                                    Volume       Rate        Volume       Net      Volume       Rate       Volume       Net
                                    ------       ----        ------       ---      ------       ----       ------       ---
Interest income:                                                          (In thousands)
  Loans receivable ............   $  7,847    ($   575)   ($   299)   $  6,973    $  4,156    $    945    $    409    $  5,510
  Investment securities .......      2,707        (573)       (293)      1,841       3,264         (51)        (45)      3,135
  Federal funds sold ..........       (382)        (65)         53        (394)       (133)        204         (60)         11
                                  --------    --------    --------    --------    --------    --------    --------    --------

    Total interest-
      earning assets ..........   $ 10,172    ($ 1,213)   ($   539)   $  8,420    $  7,287    $  1,098    $    271    $  8,656
                                  ========    ========    ========    ========    ========    ========    ========    ========

Interest expense:
  Deposit accounts ............   $  3,658    $    445    $    211    $  4,314    $  2,483    $    796    $    515    $  3,795
  Borrowings ..................        584          (4)        (47)        533         (33)        (20)          7         (46)
                                  --------    --------    --------    --------    --------    --------    --------    --------

    Total interest-
      bearing liabilities......   $  4,242    $    441    $    164    $  4,847    $  2,450    $    776    $    522    $  3,749
                                  ========    ========    ========    ========    ========    ========    ========    ========

Change in net interest income .   $  5,930    ($ 1,654)   ($   703)   $  3,573    $  4,837    $    322    ($   252)   $  4,907
                                  ========    ========    ========    ========    ========    ========    ========    ========


         Net interest income increased $1.7 million, or 22%, to $9.5 million at June 30, 1997, as compared to June 30, 1996. The increase in net interest income was due to a $4.8 million increase in interest income partially offset by a $3.1 million increase in interest expense. Net interest income increased $3.6 million, or 27%, to $16.7 million in 1996 compared to $13.2 million in 1995. The increase is due primarily to the growth of average interest-earning assets from $248.3 million in 1995 to $366.2 million in 1996, partially offset by a decline in the interest rate spread from 4.61% in 1995 to 3.93% in 1996. The decline in the interest rate spread had a corresponding impact on the net interest margin which declined 73 basis points to 4.57% in 1996.


         The increase in average interest-earning assets of $117.9 million from December 31, 1995, to December 31, 1996, reflects an increase of $80.6 million in average loans and $43.7 million in average investment securities which were funded by an increase of $105.9 million of average interest-bearing liabilities and an increase of $25.5 million of average non-interest-bearing liabilities. This increase in interest-bearing liabilities reflects the acquisition of the branches and deposits in 1995, the growth of deposits at existing offices in 1996, the opening of two new branches in 1995 and 1996, and an increase in borrowings in 1996.


         On March 17, 1997, the Company's subsidiary, Sun Capital Trust (the "Trust") issued $25 million of 9.85% Preferred Securities with a stated value and liquidation preference of $25 per share. The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $25 million of 9.85% Junior Subordinated Debentures (the "Debentures") of the Company, due in March 2027. On April 9, 1997, the underwriters for the Preferred Securities exercised their right to purchase an additional $3,750,000 of the Preferred Securities on the same terms as the original issuance to cover over-allotments. The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $3,750,000 of the Debentures of the Company. The Company may, however, redeem the Debentures in whole (but not in part) at any time upon the occurrence of certain changes in the tax laws or of changes in federal banking regulations impacting the capital treatment of the Preferred Securities, or upon the occurrence of changes in the laws resulting in the treatment of the Trust as an investment company and, from and after March 31, 2002, may redeem the Debentures at any time in whole or in part. In view of these transactions, the Company will incur increased interest expense in future periods at a higher cost of funds than the average cost of the Bank's deposits. For the six months ended June 30, 1997, the Company incurred $825,000 of such interest expense.

         The interest rate spread and net interest margin decreased as of June 30, 1997, compared to December 31, 1996, due to higher costs on borrowed money as well as interest on guaranteed preferred beneficial interest in subordinated debt. The interest rate spread and net interest margin declined in 1996 compared to 1995 due to a decline in the yield on average interest-earning assets from 8.40% in 1995 to 7.99% in 1996 and an increase in the interest cost of average interest-bearing liabilities from 3.79% in 1995 to 4.06% in 1996. If the Bank is able to maintain the low cost of funds on the deposits to be assumed in the Bank of New York branch purchase, management anticipates such acquisition will positively impact the interest rate spread and net interest margin in future periods. However, there can be no assurance that the Company can maintain a low cost of funds on such deposits or that the Company can retain ^ a substantial portion of such deposits to be assumed, each of which may have an adverse impact on the Company's results of operations and financial condition.


         The yield on average interest-earning assets declined in 1996 due to a decline in the yield on loans and investment securities. As general market interest rates were relatively stable during 1995 and 1996, the decline in the yield of loans in 1996 reflects the impact of increased competition for new loan originations The decline in the yield of investment securities was due primarily to a restructuring of the available-for-sale investment securities portfolio during 1996.

         The increase in the interest cost of average interest-bearing liabilities is due principally to an increase in the interest cost of interest-bearing deposits from 3.78% in 1995 to 4.00% in 1996. The higher interest cost of deposits in 1996 reflects primarily the increase in certificates of deposit, as a percentage of total deposits and premium interest rates offered by the Bank on certificates of deposit during 1996. The premium rates were offered on selected maturities of certificates of deposit to generate deposit growth to fund the significant loan demand experienced by the Bank.

         Net interest income increased $4.9 million, or 59%, to $13.2 million in 1995 compared to $8.3 million in 1994. The increase is due primarily to an increase in average earning assets, from $153.2 million in 1994 to $248.3 million in 1995, partially offset by a decline in the interest rate spread from 4.79% in 1994 to 4.61% in 1995. The decline in the spread results from a shift in the deposit mix from lower cost savings deposits into higher cost time deposits and was offset by an increase in the yield on earning assets from 7.96% in 1994 to 8.40% in 1995. The yield on earning assets increased due to a shift in investment from lower yielding federal funds sold to investment securities, an increase in loan yields from 8.86% in 1994 to 9.73% in 1995, and an increased yield on federal funds sold from 4.11% in 1994 to 5.97% in 1995.

         The $95.2 million increase in earning assets was largely the result of branches acquired in 1995 and assets acquired in the Tuckahoe and Ocean transactions completed in 1994.

         The average balance of loans outstanding increased $46.9 million in 1995, to $155.1 million from $108.3 million in 1994. The increase in loans was a result of the full year's impact of the acquisition of Tuckahoe and Ocean and the origination of new loans during the year.

         The average balance of investment securities increased from $33.9 million in 1994 to $85.4 million in 1995 as a direct result of the acquisitions that occurred in mid-1994 and branch acquisitions in 1995. The positive impact on interest income resulting from increased balances was slightly offset by a decline in yield from 6.34% to 6.19% in 1995.

         Average interest-bearing deposit balances increased 65% from $122.8 million in 1994 to $202.3 million in 1995, primarily due to the bank and branch acquisitions. The impact on interest expense was augmented by an increase in the cost of deposits from 3.13% in 1994 to 3.78% in 1995. The increased interest costs resulted from a shift in deposit composition and an increased cost on time deposits. In 1994, savings and time deposits each comprised 31% of total deposits, while time deposits in 1995 increased to 39% of deposits and savings declined to 23% of deposits. In addition, the cost of time deposits increased from 3.95% to 5.48% primarily due to generally higher market rates.

         Interest on borrowed funds decreased $46,000 from $93,000 in 1994 to $47,000 in 1995. The decrease was primarily due to a decrease in average balances, from $1.2 million in 1994 to $775,000 in 1995. As a result of the cash it received from its 1994 and 1995 acquisitions, the Bank had a significantly lower need to borrow funds.


         Provision for Loan Losses^


         For the six months ended June 30, 1997, the provision for loan losses amounted to $825,000, an increase of $375,000, or 83.3%, compared to $450,000 for the same period in 1996. The increase was primarily the result of the increase in the Company's loan portfolio of approximately $130.2 million at June 30, 1997, compared with June 30, 1996, primarily reflecting growth in the Bank's commercial loan portfolio. The Company recorded a provision for loan losses of $900,000 in 1996 compared with $808,000 in 1995 and $383,000 in 1994. The increase in the provision for loan losses in 1995 was attributable to an increase in the size of the loan portfolio due to the bank acquisitions in 1994 and internal loan growth in 1995. Management regularly performs an analysis to identify the inherent risk of loss in its loan portfolio. This analysis includes evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other factors.

         The Bank will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions dictate. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.


         Non-Interest Income^

         Other income decreased $82,000 for the six month period ended June 30, 1997, compared to the six month period ended June 30, 1996. The decrease was primarily a result of lower gains on sales of investment securities in 1997. These gains were $191,000 for the first six months of 1996 compared to $16,000 for the same period in 1997. This decrease was partially offset by an increase of $97,000 on service charges on deposit accounts, from $488,000 for the six months ended June 30, 1996, to $585,000 for the same period in 1997. The increase was caused by a higher fee structure and from a larger deposit base resulting from ^ branch acquisitions as well as internal growth.

         Other operating income increased $95,000, or 5.7%, from $1.65 million for the year ended December 31, 1995, to $1.75 million for the year ended December 31, 1996. The increase was primarily a result of an increase in service charges on deposit accounts and other service charges, partially offset by a reduction of gains on asset sales. Gains on sales of investment securities declined by $170,000, from $377,000 in 1995 to $207,000 in 1996. During 1995, the Company recognized $208,000 as gains on the sales of loans. During 1996, there were no sales of loans in which gains or losses were recorded. Service charges on deposit accounts increased $397,000, from $660,000 for the year ended December 31, 1995, to $1.1 million in 1996. The increase was due to a larger customer base in 1996 as a result of the branch acquisitions in 1995 and the growth of the Bank's business and higher fees on deposit accounts. Other service charges increased $88,000, from $28,000 in 1995 to $116,000 in 1996. The increase was also a result of a larger customer base.

         Other operating income increased $919,000, or 125%, from $732,000 for the year ended December 31, 1994, to $1.7 million for the same period in 1995. The increase was due to an increase in service charges on deposit accounts augmented by gains on sales of loans and investment securities. Service charges on deposit accounts increased $241,000, from $419,000 for the year ended December 31, 1994, to $660,000 in 1995. The increased income was a result of a larger customer base resulting from bank acquisitions occurring during 1994 and branch acquisitions occurring during 1995. During 1995, the Company recorded gains on sales of loans amounting to $208,000, and gains on sales of investment securities amounting to $377,000. During 1994, there were no gains on sales of loans or investment securities.


         Non-Interest Expenses^


         Other expenses increased approximately $1.2 million, to $7.3 million for the six months ended June 30, 1997, as compared to $6.1 million for the same period in 1996. The increase was a result of operating a larger organization. Of the increase, $730,000 was in salaries and employee benefits, $183,000 in equipment expense, $177,000 in data processing expense, $119,000 in miscellaneous expenses, $77,000 in insurance expense and $55,000 in amortization of excess of cost over fair value of assets acquired. This was offset by decreases of $53,000 in postage and supplies and $61,000 in occupancy expense. The increase in other expenses reflects the Company's strategy to support planned expansion. Salaries and benefits increased due to additional staff positions in lending, loan review, compliance and audit departments. The increase in data processing expense and equipment expense was the result of operating a larger institution than in the previous year. The increase in insurance expense resulted from higher premium payments to the FDIC in 1997. The higher amount was a result of the Bank being assessed a premium based on a capital level of "adequately capitalized." As a result of the Bank's increased capital, the FDIC premium has been reduced. Substantially all of the Bank's deposits are federally insured by the BIF, however, approximately $34 million of deposits, which were acquired pursuant to the Oritani branch purchase, are federally insured by the SAIF. The decreased occupancy expense is related to lower utility usage and grounds maintenance from a milder winter in 1997 and savings resulting from real estate tax appeals.

         Other operating expenses increased $3.2 million, from $10.0 million for the year ended December 31, 1995, to $13.2 million for the year ended December 31, 1996. The increase reflects the Company's strategy to build an infrastructure to support planned expansion. Non-interest expense was directly impacted by increased salaries and employee benefits, equipment expense, data processing and amortization of intangibles, partially offset by a reduction of insurance expense. Salaries and employee benefits increased $1.8 million, from $4.7 million for the year ended December 31, 1995, to $6.5 million during 1996. The increase was a result of a higher number of officers and other employees during 1996. In addition, during 1996 the Company began a 401(k) benefits plan. As a result of the Company match, as well as administrative costs, the Company incurred approximately $91,000 in expenses during 1996. Equipment costs increased $359,000, from $459,000 for the year ended December 31, 1995, to $818,000 in 1996. Equipment costs increased as a result of the need for more equipment to operate a larger organization, as well as upgrades to the Company's telephone system and establishment of a computer network. Data processing fees increased $451,000, from $635,000 for the year ended December 31, 1995, to $1.1 million for 1996. The increase was a result of maintaining a larger deposit and loan base during 1996. The amortization of the excess cost over fair value of assets increased $484,000, from $343,000 for the year ended December 31, 1995, to $827,000 in 1996. The increase was a result of a full year of amortizing the intangibles associated with the 1995 acquisitions. Insurance expenses declined $187,000, from $383,000 for the year ended December 31, 1995, to $196,000 for 1996. The reduction of insurance expense was a result of lower insurance premiums assessed by the FDIC amounting to $181,000.


         Other operating expenses increased $4.1 million, from $6.0 million for the year ended December 31, 1994, to $10.1 million in 1995. The increase was due to increased salaries and employee benefits, ^ data processing expense, amortization of intangibles and other expenses. Salaries and employee benefits increased $2.1 million, from $2.6 million for the year ended December 31, 1994, to $4.7 million in 1995. The increase was a result of higher staffing levels as a result of the acquisitions that occurred during 1995 and 1994. Data processing fees increased by $316,000, from $319,000 for the year ended December 31, 1994, to $635,000 in 1995. This increase was also due to added processing in connection with the larger deposit and loan base resulting from the 1994 and 1995 acquisitions. The amortization of the excess cost over fair value of assets acquired increased $209,000, from $134,000 for the year ended December 31, 1994, to $343,000 in 1995. The increase was a direct result of the 1994 and 1995 acquisitions. Other expenses increased by $892,000, from $714,000 for the year ended December 31, 1994, to $1.6 million in 1995. In 1995, these expenses increased in almost all categories as a result of operating a larger organization than in 1994.

         Income Tax Expense^


         Income taxes decreased $78,000, from $668,000 to $590,000 for the six months ended June 30, 1996, and June 30, 1997, respectively. The decrease resulted from a change in estimated taxes for prior periods. The Company does not anticipate any significant change in its effective tax rate. Income taxes increased $222,000, or 19%, from $1.1 million for the year ended December 31, 1995, to $1.4 million for 1996. The increase was due to increased pre-tax income. For the same reason, income taxes increased by $365,000, from $775,000 for the year ended December 31, 1994, to $1.1 million in 1995.

Liquidity and Capital Resources

         A major source of the Company's funding is its retail deposit branch network, which management believes will be sufficient to meet its long-term liquidity needs. The ability of the Company to retain and attract new deposits is dependent upon the variety and effectiveness of its customer account products, customer service and convenience, and rates paid to customers. The Company also obtains funds from the repayment and maturities of loans and maturities of investment securities, while additional funds can be obtained from a variety of sources including loan sales, securities sold under agreements to repurchase, FHLB advances, and other secured and unsecured borrowings. It is anticipated that FHLB advances and securities sold under agreements to repurchase will be secondary sources of funding, and management expects there to be adequate collateral for such funding requirements.

         The Company's primary uses of funds are the origination of loans, the funding of the Company's maturing certificates of deposit, deposit withdrawals, and the repayment of borrowings. Certificates of deposit scheduled to mature during the twelve months ending June 30, 1998, total $200.8 million. The Company may renew these certificates, attract new replacement deposits, or replace such funds with borrowings. As noted above, the Company has paid premium rates on certain certificates of deposit, accordingly, certain of these actions may require the continued payment of premium rates with an adverse impact on net interest income. The Company has experienced a significant increase in commercial loan demand, and expects such demand to continue for the remainder of the current fiscal year. The Company has met this increased need for funds by attracting higher levels of time deposits and utilizing lines of credit. For long-term liquidity requirements, the Company has the ability to liquidate portions of its investment portfolio, the entire balance of which was reclassified as available-for-sale.

         The Company anticipates that cash and cash equivalents on hand, the cash flow from assets as well as other sources of funds will provide adequate liquidity for the Company's future operating, investing and financing needs. In addition to cash and cash equivalents of $37.8 million at June 30, 1997, the Company has substantial additional secured borrowing capacity with the FHLB and other sources. The Company anticipates a substantial increase in liquidity due to the net cash received and to be received pursuant to the recent and pending branch purchases. Excess liquidity has a negative impact on earnings resulting from the lower yields on short-term assets. However, such net cash received or to be received will be invested in investment securities and loans over time, which will have the effect of decreasing the Company's liquidity. Management will continue to monitor its liquidity in order to maintain it at a level which is adequate but not excessive.


         Net cash provided by operating activities for the six months ended June 30, 1997, was ^ $358,000 compared to $703,000 for the same period in 1996. Net cash provided by operating activities for the year ended December 31, 1996, totaled $3.8 million, as compared to $4.1 million for the year ended December 31, 1995. Net cash provided by operating activities for the year ended December 31, 1995, totaled $4.1 million an increase of $2.6 million from the year ended December 31, 1994.


         Net cash used in investing activities for the six months ended June 30, 1997, totaled $102.0 million, as compared to $44.5 million for the six months ended June 30, 1996. The increase was primarily attributable to a decrease of $46.9 million in proceeds from maturities of investment securities available-for-sale and a decrease of $50.9 million in proceeds from sale of mortgage-backed securities available-for-sale, partially offset by $28.8 million in proceeds from the issuance of the Debentures. Net cash used in investing activities for the year ended December 31, 1996, totaled $64.4 million, a decrease from the year ended December 31, 1995, of $80.7 million. The decrease was primarily attributable to the 1995 branch acquisitions which resulted in an increase in investment securities of $97.6 million, offset by an increase in cash used for loan originations of approximately $62.0 million, and net proceeds from sale of investment securities and mortgage-backed securities of approximately $50.0 million.

         Net cash used in investing activities for the year ended December 31, 1995, totaled $145.1 million, an increase from the year ended December 31, 1994, of $137.6 million. This increase was primarily attributable to the 1995 branch acquisitions which resulted in an increase in investment securities of $97.6 million and an increase in loan originations of $47.8 million.

         Net cash provided by financing activities for the six months ended June 30, 1997, was $117.6 million, an increase of $74.6 million as compared to $43.0 million for the six months ended June 30, 1996. Net cash provided by financing activities for the year ended December 31, 1996, totaled $65.1 million. This is a result of a net increase in deposits of $50.7 million, an increase in net borrowings of $13.3 million, and a $1.1 million increase resulting from the proceeds of the exercise of stock options. The increase in deposits and net borrowings were used primarily to fund the increase in loan originations and investment securities.

         Net cash provided by financing activities for the year ended December 31, 1995, totaled $148.1 million. This is a result of an increase in deposits resulting from the 1995 branch acquisitions of $122.5 million, a net increase in customers deposits of $16.7 million, and an increase in net borrowings of $8.0 million. The increase in deposits and net borrowings were used primarily to fund the increase in loan originations and investment securities.

         The Company monitors its capital levels relative to its business operations and growth and has sought to maintain the Bank's and its capital at levels consistent with or in excess of the regulatory requirements. Due to the pending branch purchases and the Company's anticipated further growth, the Company is raising additional capital through this public offering of its Common Shares.

         The increase of commercial loans has also had the effect of lowering the Company's risk-based capital ratios. In general, commercial loans are categorized as having a 100% risk-weighting using the calculations required by the Company's regulators. Until its recent issuance of trust preferred securities, the rate at which commercial loans have grown has outpaced the growth rate of the Company's capital.


         The Company's Guaranteed Preferred Beneficial Interest in Subordinated Debt qualifies as Tier 1 or core capital of the Company, subject to a 25% capital limitation under risk-based capital guidelines developed by the Federal Reserve. The portion that exceeds the 25% capital limitation qualifies as Tier 2 or supplementary capital of the Company.


         It is the Company's intent to maintain adequate risk-based capital levels. Management monitors capital levels and, when appropriate, will recommend a capital-raising effort to the Company's board of directors. The Company has the ability to raise capital through a private placement or a public offering, as may be appropriate. The following table sets forth the Bank's risk-based capital levels at June 30, 1997:

                                                                                          To Be Well Capitalized Ratio
                                                                 Required for                    Under Prompt
                                                               Capital Adequacy                Corrective Action
                                               Actual                Purposes                      Provisions
                                         ----------------       ---------------------       ----------------------
                                         Amount   Ratio             Amount     Ratio              Amount   Ratio
                                         ------   -----             ------     -----             -------   -----
                                                                  (Dollars in thousands)
  Tier 1 Risk-Based Capital.....        $45,876   11.44%             $16,041    4.00%            $24,061    6.00%
  Total Risk-Based Capital......         49,227   12.27%              32,096    8.00%             40,120   10.00%
  Leverage......................         45,876    8.63%              21,264    4.00%             26,580    5.00%



The following table sets forth the Company's risk-based capital levels at June 30, 1997:

                                                                                        To Be Well Capitalized
                                                                     Required for             Under Prompt
                                                                   Capital Adequacy        Corrective Action
                                             Actual                    Purposes               Provisions
                                      ------------------          ------------------    ----------------------------
                                          Amount   Ratio             Amount    Ratio        Amount          Ratio
                                      ----------  ------          ----------  -------   --------------   -----------
                                                         (Dollars in thousands)

  Tier 1 Risk-Based Capital.....        $30,359    7.52%             $16,148    4.00%       $24,222            6.00%
  Total Risk-Based Capital......         52,481   12.99%              32,321    8.00%        40,401           10.00%
  Leverage......................         30,359    5.93%              21,379    4.00%        26,724            5.00%



         At June 30, 1997, the Bank and the Company exceeded the required ratios for classification as "well capitalized."

Asset and Liability Management

         The Company's exposure to interest rate risk results from the difference in maturities on interest-bearing liabilities and interest-earning assets and the volatility of interest rates. Because the Company's assets have a longer maturity than its liabilities, the Company's earnings will tend to be negatively affected during periods of rising interest rates. Conversely, this mismatch should benefit the Company during periods of declining interest rates. Management monitors the relationship between the interest rate sensitivity of the Company's assets and liabilities. In this regard, the Company emphasizes the origination of short-term commercial loans and revolving home equity loans and de-emphasizes the origination of long-term mortgage loans.

Gap Analysis

         Banks have become increasingly concerned with the extent to which they are able to match maturities of interest-earning assets and interest-bearing liabilities. Such matching is facilitated by examining the extent to which such assets and liabilities are interest-rate sensitive and by monitoring an institution's interest rate sensitivity gap. An asset or liability is considered to be interest-rate sensitive if it will mature or reprice within a specific time period. The interest rate sensitivity gap is defined as the excess of interest-earning assets maturing or repricing within a specific time period over interest-bearing liabilities maturing or repricing within that time period. On a monthly basis, the Bank monitors its gap, primarily its six-month and one-year maturities and works to maintain its gap within a range that does not exceed a negative 15% of total assets. The Company attempts to maintain its ratio of rate-sensitive assets to rate-sensitive liabilities between 75% to 125%.

         At June 30, 1997, the Bank had a negative position with respect to its exposure to interest rate risk. Management monitors its gap position at monthly meetings. The Asset/Liability Committee of the Bank's Board of Directors meets quarterly to discuss the Bank's interest rate risk. The Bank uses simulation models to measure the impact of potential changes of up to 200 basis points in interest rates on the net interest income of the Company. As described below, sudden changes to interest rates should not have a material impact to the Bank's results of operations. Should the Bank experience a positive or negative mismatch in excess of the approved range, it has a number of remedial options. It has the ability to reposition its investment portfolio to include securities with more advantageous repricing and/or maturity characteristics. It can attract variable- or fixed-rate loan products as appropriate. It can also price deposit products to attract deposits with maturity characteristics that can lower its exposure to interest rate risk.

         At June 30, 1997, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing during the same time period by $73.5 million, representing a negative cumulative one-year gap ratio of 12.57%. As a result, the yield on interest-earning assets of the Bank should adjust to changes in interest rates at a slower rate than the cost of the Bank's interest-bearing liabilities. Because the Bank had positive gap characteristics in its shorter maturity periods, the Bank's one-year gap mismatch would have a negligible effect on the Bank's net interest margin during periods of rising or declining market interest rates.

         The following table summarizes the maturity and repricing characteristics of the Bank's interest-earning assets and interest-bearing liabilities as of June 30, 1997. All amounts are categorized by their actual maturity or repricing date with the exception of interest-bearing demand deposits and savings deposits. The Bank's historical experience with both interest-bearing demand deposits and savings deposits reflects an insignificant change in deposit levels for these core deposits. As a result, the Bank allocates approximately 35% to the 0-3 month category and 65% to the 1-5 year category.


                                                              Maturity/Repricing Time Periods
                                          0-3 Months    4-12 Months             1-5 Years    Over 5 Years      Total
                                          ----------    -----------             ---------    ------------      -----
                                                                   (Dollars in thousands)
Loans receivable....................       $123,056        $45,593               $136,438       $58,618       $363,705

Investment securities...............         48,617         12,846                 57,031        32,087        150,581
Federal Funds sold..................         11,500             --                     --            --         11,150
                                            -------      ---------              ---------     ---------        -------
  Total interest-earning assets.....        182,823         58,439                193,469        90,705        525,436
                                            -------        -------                -------       -------        -------

Interest-bearing demand deposits....         27,001             --                 51,648            --         78,649
Savings deposits....................         27,851             --                 43,071            --         70,922
Time certificates under $100,000....         61,183         87,602                 26,280            --        175,065
Time certificates $100,000 or more..         27,834         25,910                  2,313            --         56,057
Federal Home Loan Bank advances.....         48,500             --                     --            --         48,500
Securities sold under agreements
  to repurchase.....................          8,926             --                     --            --          8,926
                                            -------       --------               --------      --------         ------
  Total interest-bearing liabilities        201,295        113,512                123,312            --        438,119
                                            -------        -------                -------      --------        -------
Periodic gap........................       $(18,472)      $(55,073)               $70,157       $90,705        $87,317
                                            =======        =======                 ======        ======         ======
Cumulative gap......................       $(18,472)      $(73,545)               $(3,388)      $87,317
                                            =======        =======                 ======        ======
 Cumulative gap ratio...............          (3.16)%       (12.57)%                (0.58)%       14.92%
                                              =====         ======                  =====         =====



Impact of Inflation and Changing Prices

         The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Financial Condition


         General^


         The Company has experienced significant growth as a result of acquisitions and internal growth. Increases were most prevalent in loans, generally commercial loans, and deposits. The Company's assets increased by $148.4 million, or 34%, from December 31, 1996, to June 30, 1997, and by $66.9 million, or 18%, from $369.9 million at December 31, 1995, to $436.8 million at December 31, 1996. These increases in assets primarily reflect the Company's deployment of proceeds into the loan portfolio, from sales of investment securities and increased deposit levels. Comparing balances from June 30, 1997, to December 31, 1996, and from December 31, 1996 to 1995, the Company's net loans receivable increased $68.2 million and $111.9 million, respectively, federal funds sold increased $6.4 million and $4.8 million, and investment securities increased $56.0 million and decreased $51.4 million, respectively. Total liabilities increased $118.0 million, or 29%, to $527.4 million at June 30, 1997, from $409.4 million at December 31, 1996, and they increased $64.2 million, or 19%, from $345.2 million at December 31, 1995, to December 31, 1996. Deposits increased $81.4 million and borrowed funds increased $36.2 million from December 31, 1996, to June 30, 1997. Deposits increased $50.7 million and borrowed funds increased $13.2 million from December 31, 1995 to 1996. Before the effect of unrealized gains or losses on securities held-for-sale, shareholders' equity increased $1.5 million, or 6%, to $30.0 million at June 30, 1997, from December 31, 1996, and increased $4.1 million, or 17%, from $24.3 million at December 31, 1995, to $28.4 million at December 31, 1996.


         Loans^


         Net loans receivable increased $68.2 million, or 23%, from December 31, 1996, to June 30, 1997, due primarily to internally-generated commercial loan growth. Net loans receivable increased $111.9 million, or 61%, from $183.6 million at December 31, 1995, to $295.5 million at December 31, 1996. Approximately $104.2 million of this increase was in commercial loans -- predominately commercial real estate loans. This significant increase was a result of a considerably larger commercial lending staff (many with long-established customer relationships) available to offer competitively priced loans. Installment loans increased $8.7 million, mostly due to a more active consumer lending department and an increase in financing of mobile homes. Residential real estate loans decreased $568,000 as a result of scheduled principal repayments. During 1996, the Bank used outside loan correspondents to originate residential mortgages. These loans were originated using the Bank's underwriting standards, rates and terms, and were approved according to the Bank's lending policy prior to origination. Prior to closing, the Bank usually had commitments to sell these loans with servicing released, at par and without recourse, in the secondary market. Secondary market sales were generally scheduled to close shortly after the origination of the loan. Set forth below is selected data relating to the composition of the Bank's loan portfolio by type of loan on the dates indicated.

Analysis of Loan Portfolio

                         ^ At June 30,                                          At December 31,
                     ------------------  -------------------------------------------------------------------------------------------
                             1997              1996               1995              1994                1993               1992
                     ------------------  -----------------  ----------------  -----------------  ----------------- -----------------
                         $         %       $          %        $        %        $          %       $         %       $         %
                        ---       ---     ---        ---      ---      ---      ---        ---     ---       ---     ---       --
Type of Loan:                                                                (Dollars in thousands)
  Commercial
    and industrial...  $284,363  78.19%  $223,116   75.50%  $118,874   64.73% $ 69,249    51.35%  $41,642    49.94%^$34,475   42.00%

  Home equity........    22,151   6.09     22,070    7.47     25,129   13.68    26,799    19.87    23,510    28.19   22,257   27.12

  Residential
    real estate......    31,200   8.58     31,777   10.75     29,287   15.95    29,633    21.97    19,151    22.97   26,213   31.94
  Installment........    29,342   8.07     21,133    7.15     12,409    6.76    10,787     8.00       151     0.18      219    0.27

Less:  Loan
  loss allowance.....     3,351   0.92      2,595    0.88      2,065   1.12      1,607     1.19     1,067     1.28    1,084    1.32
                       ---------------   -------- -------   -------- ------   --------   ------    ------   ------   ------ -------
  Net loans..........  $363,705 100.00%  $295,501  100.00%  $183,634 100.00%  $134,861   100.00%  $83,387   100.00%^$82,080 100 .00%
                        ======= ======    ======= =======    ======= ======    =======   ======   =======   ======  ======= =======


Type of Security:
  Residential
    real estate:

    1-4 family.......  ^$84,563  23.25%  $ 84,036  28 .44%  $ 68,904  37.52%  $ 72,466    53.73%  $49,777    59.69%^$52,532   64.00%

    Other............    11,869   3.26     11,115    3.76      6,295   3.43        839     0.62       757     0.91      372    0.45


  Commercial
    real estate......   189,646  52.14    166,893   56.48     85,239  46.42     48,845    36.22    28,682    34.40   23,930  29 .15
  Commercial
     business
     loans...........  ^ 59,792  16.44     20,455    6.92     13,822   7.53      6,621    4 .91     5,031     6.03    6,099    7.43
  Consumer...........    19,436   5.34     15,229    5.15     11,214   6.11      6,511     4.83       151     0.18      219    0.27
  Other..............   ^ 1,750   0.48        368    0.12        225   0.11      1,186     0.88        56     0.07       12    0.01
Less:  Loan
  loss allowance.....     3,351   0.92      2,595    0.88      2,065   1.12      1,607     1.19     1,067     1.28    1,084    1.32
                       ---------------   --------  ------   -------- ------   --------   ------    ------   ------   ------  ------
  Net loans..........  $363,705 100.00%  $295,501  100.00%  $183,634 100.00%  $134,861   100.00%  $83,387   100.00%^$82,080 ^100.00%
                        ======= ======    =======  ======    ======= ======    =======   ======    ======   ======  =======  ======


         The following table sets forth the estimated maturity of the Bank's loan portfolio at December 31, 1996. The table does not include prepayments or scheduled principal prepayments. Adjustable-rate mortgage loans are shown as maturing based on contractual maturities.

                                  Due       Due after                  Allowance
                                 within     1 through     Due after       for
                                 1 year      5 years       5 years     Loan Loss       Total
                                 ------      -------       -------     ---------       -----
                                                      (In thousands)
Commercial and industrial..      $40,553     $109,168       $73,800    $ (1,301)     $  222,220
Home equity................           --           --        22,069        (490)         21,579
Residential real estate....        2,331        1,606        27,805        (139)         31,603
Installment................          867        6,444        13,453        (167)         20,597
Unassigned reserve.........        --           --            --           (498)          (498)
                                --------    ---------    ----------    --------     ----------
                                 $43,751     $117,218      $137,127     $(2,595)     $  295,501
                                  ======      =======       =======      ======       =========


         The following table sets forth the dollar amount of all loans due after December 31, 1996, which have pre-determined interest rates and which have floating or adjustable interest rates.

                                                          Floating or
                                                           Adjustable
                                          Fixed Rates           Rates           Total
                                          -----------           -----           -----
                                                        (In thousands)
Commercial and industrial................     $ 97,729       $ 84,885        $182,614
Home equity..............................          621         21,111          21,732
Residential real estate..................       23,588          5,237          28,825

Installment..............................       19,897             --          19,897
                                               -------        -------         -------
                                              $141,835       $111,233        $253,068
                                               =======        =======         =======


Non-Performing and Problem Assets


         Loan Delinquencies^


         The Bank's collection procedures provide that after a commercial loan is ten days past due, or a residential mortgage loan is fifteen days past due, a late charge is added. The borrower is contacted by mail or telephone and payment is requested. If the delinquency continues, subsequent efforts are made to contact the borrower. If the loan continues to be delinquent for 90 days or more, the Bank usually initiates foreclosure proceedings unless other repayment arrangements are made. Each delinquent loan is reviewed on a case by case basis in accordance with the Bank's lending policy.

         Commercial loans and commercial real estate loans are placed on nonaccrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Generally, commercial loans are charged off no later than 120 days delinquent unless the loan is well secured and in the process of collection or other extenuating circumstances support collection. Residential real estate loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

         Non-Performing Assets^

         Non-performing assets increased $122,000, or 3.8%, from $3.2 million at December 31, 1996, to $3.3 million at June 30, 1997. During 1996, the Company experienced a decline in the amount of loans that were on non-accrual. Total non-performing assets declined by $903,000, or 22%, from $4.1 million at December 31, 1995, to $3.2 million at December 31, 1996. The ratio of non-performing assets to net loans, including Real Estate Owned, was ^ 0.91% at June 30, 1997, compared to ^ 0.82% at December 31, 1996, and 1.74% at December 31, 1995. In 1995, non-performing assets increased by $563,000, from $3.5 million at December 31,1994, to $4.1 million at December 31, 1995. Although the dollar amount increased, the ratio of non-performing assets to net loans plus Real Estate Owned, decreased, from 1.84% at December 31, 1994, to 1.74% at December 31, 1995. The following table sets forth information regarding loans that are delinquent 90 days or more. Management of the Bank believes that all loans accruing interest are adequately secured and in the process of collection. At the dates shown, the Bank had no restructured loans within the definition of SFAS No. 15.

         Foreclosed Real Estate^


         Real estate acquired by the Bank as a result of foreclosure is classified as Real Estate Owned until such time as it is sold. When Real Estate Owned is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value less estimated disposal costs. Any write-down of Real Estate Owned is charged to operations. At June 30, 1997, the Bank had $666,000 classified as Real Estate Owned.

Non-Performing Assets

                                                                      At June 30,                   At December 31,
                                                                    ---------------   ---------------------------------------------
                                                                             1997     1996      1995      1994      1993      1992
                                                                             ----     ----      ----      ----      ----      ----
                                                                                                      (Dollars in thousands)
Loans accounted for on a non-accrual basis:
  Commercial and industrial ...........................................   $  352    $  354    $1,721    $1,178    $1,074    $  428
  Home equity .........................................................      472       337       295       341       204        33
  Residential real estate .............................................      273       586       607       342       265       199
  Installment .........................................................       --        --        35        40        --        --
                                                                          ------    ------    ------    ------    ------    ------
Total .................................................................   $1,097    $1,277    $2,658    $1,901    $1,543    $  660
                                                                          ======    ======    ======    ======    ======    ======

Accruing loans that are contractually past
 due 90 days or more:
  Commercial and industrial ...........................................   $   89    $  404    $  135    $  525    $ --      $ --
  Home equity .........................................................      248        62       279        30      --        --
  Residential real estate .............................................    1,043       572        64        20         2       183
  Installment .........................................................      155       105        67         7      --        --
                                                                          ------    ------    ------    ------    ------    ------
Total .................................................................   $1,535    $1,143    $  545    $  582    $    2    $  183
                                                                          ======    ======    ======    ======    ======    ======

Total non-accrual and 90-day past due loans ...........................   $2,632    $2,420    $3,203    $2,483    $1,545    $  843
Real estate owned .....................................................      666       756       876     1,033       359       144
                                                                          ------    ------    ------    ------    ------    ------
Total non-performing assets ...........................................   $3,298    $3,176    $4,079    $3,516    $1,904    $  987
                                                                          ======    ======    ======    ======    ======    ======


Total non-accrual and 90-day past due loans to net loans ..............     0.72%     0.82%     1.74%     1.84%     1.85%     1.03%
Total non-performing assets to total loans plus other real estate owned     0.56%     0.73%     1.10%     1.62%     1.70%     0.95%
Total allowance for loan losses to total non-performing loans .........   127.32%   107.26%    64.47%    64.74%    69.10%   128.53%

                                       38

         Interest income that would have been recorded on loans on non-accrual status, under the original terms of such loans, would have totaled $66,000 for the six months ended June 30, 1997.


         Allowance for Loan Losses and Real Estate Owned

         ^ It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans. A provision for loan losses is charged to operations based on management's evaluation of the potential losses that may be incurred in the Bank's loan portfolio. Management also periodically performs valuations of Real Estate Owned and establishes allowances to reduce book values of the properties to their net realizable values when necessary. The following table sets forth information with respect to the Bank's allowance for losses on loans at the dates indicated.

                               At June 30,                 At December 31,
                               ----------- -----------------------------------------------
                                  1997      1996      1995      1994      1993      1992
                                 ------    ------    ------    ------    ------    ------
                                                            (Dollars in thousands)

Allowance for loan losses ^,
  ^ beginning of period ......   $2,595    $2,065    $1,607    $1,067    $1,084    $1,095



Charge-offs:
  Commercial .................       --       307       286       312        --       132
  Mortgage ...................       35         9        73         1        25        --
  Installment ................       47        85        67        37        --        --
                                 ------    ------    ------    ------    ------    ------
    Total charge-offs ........       82       401       426       350        25       132
                                 ------    ------    ------    ------    ------    ------
 Recoveries:
  Commercial .................        3         6        33        22         3        --
  Mortgage ...................       --         4        28        --        --        20
  Installment ................       10        21        15        13         3         5
                                 ------    ------    ------    ------    ------    ------
    Total recoveries .........       13        31        76        35         6        25
                                 ------    ------    ------    ------    ------    ------

Net charge-offs ..............       69       370       350       315        19       107
Provision for loan losses ....      825       900       808       383         2        96
Allowance on acquired loans ..       --        --        --       472        --        --
                                 ------    ------    ------    ------    ------    ------

Allowance for loan losses ^,

  end of period ..............   $3,351    $2,595    $2,065    $1,607    $1,067    $1,084
                                 ======    ======    ======    ======    ======    ======


Allowance for loan losses ^ to

  total loans ................     0.91%     0.87%     1.11%     1.18%     1.27%     1.31%
Net loans charged off as
  a percent of average
  loans outstanding ..........     0.02%     0.16%     0.23%     0.29%     0.02%     0.14%

                                       39

         The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses that may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

                    At June 30,                                              At December 31,
                  ----------------- ------------------------------------------------------------------------------------------------
                       1997               1996                1995             1994                   1993                1992
                  ----------------- ----------------- -------------------  -------------------- ------------------ -----------------
                          Percent            Percent              Percent             Percent              Percent           Percent
                            of                  of                  of                  of                   of                of
                          Loans to           Loans to            Loans to             Loans to             Loans to         Loans to
                           Total               Total              Total                Total               Total             Total
                  Amount   Loans     Amount    Loans    Amount    Loans    Amount      Loans    Amount     Loans    Amount   Loans
                  ------   ------    ------   ------    ------    ------   -------     ------   ------     ------   ------   ------
                                                                (Dollars in thousands)

Balance at
end of period
applicable to:
  Commercial
    and
    industrial ...$1,943      77.47% $1,301      74.98% $1,094      64.02% $  847       50.60%  $  561       50.72%$  487     49.28%
  Residential
    real estate ..   146       6.04     139      10.65     403      15.96     231       21.94       91       23.85    267     23.59

  Home equity ....   548       8.50     490       7.40     319      13.34     155       19.58      122       17.53    111     26.95
  Installment ....   256       7.99     167       6.97      54       6.68      47        7.88        1        7.90      2      0.18
  Unallocated ....   458         --     498         --     195         --     327          --      292        --      217        --
                  ------      -----   -----     ------  ------     ------  ------      ------   ------      ------   ----    ------

    Total
      allowance
      for loan
      losses .....$3,351     100.00% $2,595     100.00% $2,065     100.00% $1,607      100.00%  $1,067      100.00%$1,084    100.00%
                  ======     ======   =====     ======  ======     ======  ======      ======   ======      ======  =====    ======


         Investment Securities

         ^ Substantially all of the Company's investment portfolio is held at the Bank's wholly-owned subsidiary, Med-Vine, Inc. ("Med-Vine"). Total investment securities increased $55.0 million, or 56%, from $95.6 million at December 31, 1996, to $150.6 million at June 30, 1997. Total investment securities decreased $51.4 million, or 35.0%, from $147.0 million at December 31, 1995, to December 31, 1996. During 1996, the investment portfolio was managed by a professional portfolio manager. Under the arrangement with the manager, the board-approved investment policy of Med-Vine and the Bank was implemented and every securities transaction was approved by the investment officers of Med- Vine, the Bank and/or the investment committee of the Board of Directors. The investment portfolio, in most part, had been acquired in connection with the Bank's purchase of Tuckahoe and Ocean in 1994, and which were subsequently contributed to Med-Vine. The portfolios were comprised of investments which were generally illiquid and of small principal amounts. The bank acquisitions originally increased investments by approximately $59 million. The branch acquisitions resulted in cash being converted to investments of approximately $115 million. During the course of the year, the manager restructured the portfolio by selling a large number of these investments, then reinvesting them mostly in larger blocks of government and municipal bonds. Some of these investments were sold during the year to fund the rapid growth of commercial loans.


         The investment policy of the Bank is established by senior management and approved by the Board of Directors. Med-Vine's investment policy is identical to that of the Bank. It is based on asset and liability management goals and is designed to provide a portfolio of high quality investments that optimizes interest income and provides acceptable limits of safety and liquidity. Prior to the fourth quarter of 1995, investment securities were purchased with the intent to hold them until their maturity. During the fourth quarter of 1995, in accordance with the implementation of the SFAS No. 115 Guide, the Bank reclassified its entire portfolio of investment securities as available-for-sale. As a result, the investment securities are carried at their approximate market value.

         During 1997, the Bank has used repurchase agreements from the FHLB of approximately $48.5 million to match fund or partially match fund short-term investment securities for an incremental profit in a structured transaction. The purpose of the structured transaction was to increase net interest income and partially offset the increase in interest expense resulting from the recent issuance of trust preferred securities. The structured transaction is expected to be discontinued upon consummation of the Bank of New York branch purchase.

         The following table sets forth the carrying value of the Bank's investment securities portfolio at the dates indicated:

                                    June 30,                                              December 31,
                       ----------------------------------  -------------------------------------------------------------------------
                                       1997                                1996                                  1995
                       ----------------------------------  ----------------------------------   ------------------------------------

                                     Net       Estimated                  Net      Estimated                    Net       Estimated
                       Amortized Unrealized     Market     Amortized  Unrealized     Market       Amortized Unrealized      Market
                          Cost     Losses        Value        Cost      Losses       Value          Cost       Gains        Value
                          ----     ------        -----        ----      ------       -----          ----       -----        -----
                                                                              (In thousands)
Available-for-Sale:

  U. S.
    Treasury
    securities.......    ^$51,076 $ ^(861)      $ 50,215    $51,955   $   (921)       $51,034    $ 41,674      $  230    $   41,904
  Mortgage-
    backed
    securities.......      49,986      45         50,031         63         --             63      41,734         264        41,998
  State and
    political
    subdivision
    securities.......      20,737    (264)        20,473     20,168       (329)        19,839      16,667          75        16,742
  Other securities...    ^ 30,095    (233)        29,862     24,877       (232)        24,645      46,304          61        46,365
                        ---------  ------         ------     ------    -------         ------     -------      ------       -------
    Total
      securities
      available-
      for-sale.......    $151,894 $(1,313)      $150,581    $97,063    $(1,482)       $95,581    $146,379     $ ^ 630    ^ $147,009
                          =======  ======        =======     ======     ======         ======     =======      ======       =======






                                  December 31,
                      -------------------------------------
                                      1994
                      -------------------------------------
                                     Net       Estimated
                       Amortized  Unrealized    Market
                          Cost      Losses       Value
                          ----      ------       -----
                                 (In thousands)
 Held-to-maturity:

  U. S.
    Treasury
    securities.......   $ 20,034  $   (370)     ^ $19,664


  Government
    agency and
    mortgage-
    backed
    securities.......     19,335      (505)        18,830
  State and
    political
    subdivision
    securities.......     13,550      (287)        13,263
  Other securities...      7,406      (178)         7,229
                         -------   -------        -------
    Total
      securities
      held-to-
      maturity.......     60,325    (1,340)        58,985
                         -------    ------        -------

Available-
for-sale:
  U. S.
    Treasury
    securities.......         --        --             --
  Government
    agency and
    mortgage-
    backed
    securities.......         --        --             --
  State and
    political
    subdivision
    securities.......         --        --             --
  Other securities...        313        --            313
                         -------   -------        -------

    Total
      securities
      available-
      for-sale.......        313        --            313
                         -------   -------        -------
      Total
        investment
        securities...   $ 60,638  $^(1,340)       $59,298
                         =======   =======         ======

         The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Bank's investment portfolio at June 30, 1997. All securities are classified as being available-for-sale, therefore the carrying value is the estimated market value.


                          One Year or Less    One to Five Years    Five to Ten Years       More than Ten Years          Total
                          ------------------ -------------------  --------------------     -------------------   ------------------
                          Carrying  Average   Carrying Average    Carrying  Average        Carrying   Average    Carrying  Average
                           Value     Yield     Value    Yield      Value     Yield          Value      Yield       Value    Yield
                           -----     -----     -----    -----      -----     -----          -----      -----       -----    -----
                                                                 (Dollars in thousands)
 U.S. Government
 obligations............   $11,074      5.32%   $39,141    5.58%   $     --      -- %          $   --      -- %    $50,215    5.52%

Government agency and
  mortgage-backed securities   697      5.29     10,921    6.29       2,980     6.77           50,020     6.85      64,618    6.67
Municipal obligations...       557      4.09      1,257    4.54      13,389     4.81            5,270     4.94      20,473    4.81

Other securities........     1,164      5.15      5,136    6.03           5     6.00            8,970     6.62      15,275    6.30
                           -------      ----    -------    ----     -------     ----          -------     ----    --------    ----
    Total...............   $13,492      5.30%   $56,455    5.74%    $16,374     5.17%         $64,260     6.66%   $150,581    6.03%
                           =======     =====    =======   =====     =======    =====          =======     =====   ========    =====






         Deposits

         ^ Consumer and commercial deposits are attracted principally from within the Bank's primary market area through the offering of a broad selection of deposit instruments including checking, regular savings, money market, certificates of deposit and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The Bank regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside the State of New Jersey.

         Deposits at June 30, 1997, totaled $467.4 million, an increase of $81.4 million or 21%, compared to December 31, 1996, at which date total deposits amounted to $386.0 million, an increase of $50.8 million, or 15%, over the December 31, 1995, balance of $335.2 million. Demand deposits, including NOW accounts and money market accounts, increased $31.7 million, or 24%, at June 30, 1997, to $165.3 million, compared to December 31, 1996, and they increased $4.8 million, from $128.8 million at December 31, 1995, to $133.6 million at December 31, 1996. Savings deposits increased $7.4 million to $70.9 million at June 30, 1997, from $63.5 million at December 31, 1996, and decreased $3.5 million, from $67.0 million at December 31, 1995, compared to December 31, 1996. Certificates of deposit under $100,000 increased $25.2 million from December 31, 1996, to $176.8 million at June 30, 1997, and they increased $35.1 million, from $116.5 million at December 31, 1995, to $151.6 million at December 31, 1996. Certificates of deposit of $100,000 or more increased ^ $18.9 million to ^ $56.1 million at June 30, 1997, and they increased $14.2 million, from $23.0 million at December 31, 1995, to $37.2 million at December 31, 1996. The increase in certificates of deposit during 1997 was due in large part to the acquisition of certificates of deposit in connection with the First Union branch office purchase, as well as promotional rates offered on certain certificates of deposit during the year in response to rates offered by the financial institutions in the Bank's market areas. The increase in 1996 was primarily due to promotional rates offered on certain certificates of deposit during the year in response to rates offered by other financial institutions in the Bank's market areas, as well as in response to a general increase in overall market rates for certificates of deposit.

         The following table sets forth average deposits by various types of demand and time deposits:

                          For the Six Months
                            Ended June 30,                       For the Years Ended December 31,
                            --------------    ------------------------------------------------------------------
                          1997     Avg. Yield   1996    Avg. Yield     1995    Avg. Yield    1994     Avg. Yield
                          ----     ----------   ----    ----------     ----    ----------    ----     ----------
                                                         (Dollars in thousands)
Non-interest-bearing
  demand deposits.....    $71,482       --  % $  65,556        --%     $ 45,562      --%   $ 26,949         -- %
Interest-bearing demand
  deposits............     63,231       1.80     62,270      1.78        48,609    2.19      29,186        2.43

Savings deposits......      63,030      2.21     65,393      2.23        57,470    2.28      44,968        3.10

Time deposits.........    193,089       5.54    170,875      5.49        96,256    5.48      45,611        3.95
                         --------       ----  ---------      ----       -------    ----      ------        ----

  Total...............   $390,832       3.38% $ 364,094      3.28%     $247,897    3.09%   $146,714        3.66%
                         ========       ====  =========      ====       =======    ====     =======        ====




         The following table indicates the amount of certificates of deposit of $100,000 or more by remaining maturity at June 30, 1997:


                                                    (In thousands)
Remaining maturity:

  Three months or less............................      ^ $27,834
  Over three through six months...................         14,255
  Over six through twelve months..................         11,655
  Over twelve months..............................          2,313
                                                           ------
                                                        ^ $56,057
                                                          =======
         Borrowings

         ^ Borrowings increased $36.2 million at June 30, 1997, to $57.4 million, compared to December 31, 1996. Borrowed funds at December 31, 1996, in turn, reflected an increase of $13.3 million, from $8.0 million at December 31, 1995, to $21.3 million at December 31, 1996. The 1997 increase was a result of ^ a decrease of ^ $10.0 million in borrowings from the Federal Home Loan Bank ("FHLB") and an increase of ^ $42.2 million in securities sold under agreements to repurchase ^. This was partially offset by a loan repayment of $6.0 million. Of the 1996 increase, $2 million represents an increase in advances from the FHLB. For the six months ended June 30, 1997, and for the years ended December 31, 1996 and 1995 the maximum month-end amount of borrowed funds were $10.0 million, $10.0 million and $6.0 million, respectively. Beginning in 1996, the Company sold securities under agreements with customers to repurchase them, at par, on the next business day. The securities sold were U.S. Treasury Notes. At June 30, 1997 and December 31, 1996, securities sold under agreements to repurchase amounted to $8.9 million and $5.3 million, respectively. For the six months ended June 30, 1997 the maximum month-end amount of securities sold under agreements to repurchase with customers was $8.9 million. There were no amounts outstanding for the years ended December 31, 1996 and 1995. At December 30, 1996, the company obtained a $6 million revolving line of credit from a correspondent bank with a term of 36 months. The floating rate of interest was the prime rate plus fifty basis points. For the six months ended June 30, 1997, and for the year ended December 31, 1996 the maximum month-end amount outstanding from the line of credit was $6.0 million and $6.0 million, respectively. There was no amount outstanding during 1995. During 1997, the Bank engaged in structured transactions designed to offset the interest expense incurred in connection with the issuance of the Preferred Securities. See "-- Investment Securities."

Federal Home Loan Bank Advances and Repurchase Agreements

                                                At June 30,                  At December 31,
                                              -------------- ---------------------------------------------
                                                   1997           1996            1995           1994
                                              -------------- --------------- -------------- --------------
                                                                    (Dollars in thousands)
 Amount outstanding at period end
  Advances....................................   $        --         $10,000         $8,000     $       --
  Interest rate...............................            --%          7.375%         5.875%            --%
 Approximate average amount outstanding.......       $11,915         $ 5,265         $  150     $       --
Approximate weighted average rate.............          5.58%          5.44%          5.44%             --%
 Repurchase agreements outstanding
  at end of period............................       $48,500         $    --         $  --      $       --
Interest rate.................................          5.61%             --%           --%             --%
Approximate average amount outstanding........       $17,554         $    --         $  --      $       --
Approximate weighted average rate.............          5.58%             --%           --%             --%




         Deposits are the primary source of funds for the bank's lending activities, investment activities and general business purposes. Should the need arise, the Bank has the ability to access lines of credit from various sources including the Federal Reserve Bank, the Federal Home Loan Bank and various other correspondent banks. In addition, on an overnight basis, the Bank has the ability to offer securities sold under agreements to repurchase.

Guaranteed Preferred Beneficial Interest in Subordinated Debt

         On March 17, 1997, the Company's subsidiary, Sun Capital Trust (the "Trust") issued $25 million of 9.85% Preferred Securities with a stated liquidation preference of $25 per share. The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $25 million of 9.85% Junior Subordinated Debentures (the "Debentures") of the Company, due in March 2027. On April 9, 1997, the underwriters for the Preferred Securities exercised their right to purchase an additional $3.75 million of the Preferred Securities on the same terms as the original issuance to cover over-allotments. The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $3.75 million of the Debentures of the Company.


         The Preferred Securities represent preferred undivided beneficial interests in the Trust's assets, which consists solely of the Debentures. The distributions payable on each Preferred Security is fixed at a rate per annum of 9.85% of the stated liquidation amount per Preferred Security, is cumulative and is payable quarterly. The Company has ^ fully, irrevocably and unconditionally guaranteed the Trust's obligations under the Preferred Securities (including the payment of distributions and certain other payments relating to the Preferred Securities^). The Debentures mature on March 31, 2027. The Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, at the maturity upon repayment of the Debentures, (ii) in whole, but not in part, contemporaneously with the optional redemption at any time by the Company of the Debentures upon the occurrence of certain events and (iii) in whole or in part at any time on or after March 31, 2002, contemporaneously with the optional redemption by the Company of the Debentures in whole or in part.

                             BUSINESS OF THE COMPANY

General


         The Company is a one-bank holding company headquartered in Vineland, New Jersey engaged primarily in commercial and consumer banking services through its sole bank subsidiary, the Bank. The Company's principal business is to serve as a holding company for the Bank and was incorporated in 1985. The Company's other subsidiary, the Trust, was formed solely to facilitate the issuance of the Preferred Securities and the sale of the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Guaranteed Preferred Beneficial Interest in Subordinated Debt." In April 1995, the Company changed its name from Citizens Investments, Inc. to its present name. The Bank has one wholly-owned subsidiary, Med-Vine, Inc., a Delaware corporation, which was formed in 1992 to hold a majority of the Company's investment portfolio.


         As previously discussed, the Company is focused on a strategy to expand its franchise throughout southern and central New Jersey. Continued consolidation of the banking industry, and a regionalization of decision-making authority by larger banking institutions resulted in many area businesses and individuals in the Bank's market being underserved. The opportunities provided in this market prompted the Board and management to actively pursue strategic acquisitions.

         The Bank offers a wide variety of commercial and consumer lending and deposit services through its 28 branch offices located throughout southern New Jersey. The commercial loans offered by the Bank include short- and long-term business loans, lines of credit, non-residential mortgage loans, and real estate construction loans. Consumer loans include home equity loans, residential real estate loans, and installment loans. The Bank also offers deposits and personal banking services, including commercial banking services, retail deposit services such as certificates of deposit, money market accounts, savings accounts and ATM access and individual retirement accounts, and securities brokerage and investment advisory services through a third-party arrangement.

Market Area

         The Bank has been, and intends to continue to be, a community-oriented financial institution, offering a wide variety of financial services to meet the needs of the communities it serves. The Bank conducts its business through 28 branch offices and one loan administration office located in the southern New Jersey counties of Atlantic, Burlington, Camden, Cape May, Cumberland, Mercer, Ocean and Salem ("primary market area"). The Bank's deposit gathering base and lending area is concentrated in the communities surrounding its offices.

         The Bank is a community-based financial institution headquartered in Cumberland County, New Jersey. The city of Vineland is approximately 30 miles southeast of Philadelphia, Pennsylvania, and 30 miles southeast of Camden, New Jersey. The Philadelphia International Airport is approximately 45 minutes from Vineland.

         Southern New Jersey is among the fastest growing population areas in New Jersey and has a significant number of retired residents who have traditionally provided the Bank with a stable source of deposit funds. The economy of the Bank's primary market area is based upon a mixture of the agriculture, transportation, manufacturing and tourism trade. The area is also home to commuters working in New Jersey suburban areas around New York and Philadelphia.

         Management considers the Bank's reputation for customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation, as well as its established deposit base and level of core deposits.

Lending Activities


         General^


         The principal lending activity of the Bank is the origination of commercial real estate loans, commercial business and industrial loans, home equity loans, mortgage loans and, to a much lesser extent, installment loans. All loans are originated in the Bank's primary market area. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the Bank's loan portfolio.


         Commercial and Industrial Loans^


         The Bank originates several types of commercial and industrial loans. Included as commercial loans are short- and long-term business loans, lines of credit, non-residential mortgage loans and real estate construction loans. The primary focus of the Bank is on the origination of commercial loans secured by real estate. The majority of the Bank's customers for these loans are small- to medium-sized businesses located in the southern part of New Jersey.


         Commercial Real Estate Loans^


         Loans secured by commercial properties generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. A significant portion of the Bank's commercial real estate and commercial and industrial loan portfolio includes a balloon payment feature. A number of factors may affect a borrower's ability to make or refinance a balloon payment, including without limitation the financial condition of the borrower at the time, the prevailing local economic conditions, and the prevailing interest rate environment. There can be no assurance that borrowers will be able to make or refinance balloon payments when due.

         Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, the Company may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may be subject to a greater extent than residential loans to adverse conditions in the real estate market or economy.

         Home Equity Loans^


         The Bank originates home equity loans, secured by first or second mortgages owned or being purchased by the loan applicant. Home equity loans are consumer revolving lines of credit. The interest rate charged on such loans is usually a floating rate related to the prime lending rate. Home equity loans may provide for interest only payments for the first two years with principal payments to begin in the third year. A home equity loan is typically originated as a fifteen-year note that allows the borrower to draw upon the approved line of credit during the same period as the note. The Bank generally requires a loan-to-value ratio in the range of 70% to 80% of the appraised value, less any outstanding mortgage.


         Residential Real Estate Loans^


         The Bank uses outside loan correspondents to originate residential mortgages. These loans are originated using the Bank's underwriting standards, rates and terms, and are approved according to the Bank's lending policy prior to origination. Prior to closing, the Bank usually has commitments to sell these loans, at par and without recourse, in the secondary market. Secondary market sales are generally scheduled to close shortly after the origination of the loan.

         The majority of the Bank's residential mortgage loans consist of loans secured by owner-occupied, single-family residences. The Bank's mortgage loan portfolio consists of both fixed-rate and adjustable-rate loans secured by various types of collateral as discussed below. Management generally originates residential mortgage loans in conformity with Federal National Mortgage Association ("FNMA") standards so that the loans will be eligible for sale in the secondary market. Management expects to continue offering mortgage loans at market interest rates, with substantially the same terms and conditions as it currently offers.

         The Bank's residential mortgage loans customarily include due-on-sale clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate mortgage portfolio. The Bank usually exercises its rights under these clauses.


         Installment Loans^


         The Bank originates installment or consumer loans secured by a variety of collateral, such as new and used automobiles. The Bank makes a very limited number of unsecured installment loans. Through its merger with Ocean in 1994, the Bank acquired a credit card portfolio which it intends to reduce as current customers pay off their lines of credit.


         Loan Solicitation and Processing^


         Loan  originations  are derived  from a number of sources  such as loan
officers,   customers,   borrowers  and  referrals  from  real  estate  brokers,
accountants, attorneys and regional advisory boards.

         Upon receipt of a loan application, a credit report is ordered and reviewed to verify specific information relating to the loan applicant's creditworthiness. For residential mortgage loans, written verifications of employment and deposit balances are requested by the Bank. The Bank requires that an appraisal of the real estate intended to secure the proposed loan is undertaken by a certified independent appraiser approved by the Bank and licensed by the State. After all of the required information is obtained, the Bank then makes its credit decision. Depending on the type, collateral and amount of the credit request, various levels of approval may be necessary. In general, loans of $100,000 or more must be presented at an Officers' Loan Committee which has the authority to approve unsecured loans to $750,000 and secured loans to $1.5 million. The Officers' Loan Committee is comprised of the Bank's CEO, senior lending officer and regional lending officers. Credit requests in excess of the approval authority of the Officers' Loan Committee must also be presented to the Bank's Board of Directors for approval. Loans under $100,000 are generally approved by various levels of Bank management. All loans require the approval of at least two lending officers.

         Title insurance policies are required on all first mortgage loans. Hazard insurance coverage is required on all properties securing loans made by the Bank. Flood insurance is also required, when applicable.

         Loan applicants are notified of the credit decision by letter. If the loan is approved, the loan commitment specifies the terms and conditions of the proposed loan including the amount, interest rate, amortization term, a brief description of the required collateral, and the required insurance coverage. The borrower must provide proof of fire, flood (if applicable) and casualty insurance on the property serving as collateral, which insurance must be maintained during the full term of the loan. Generally, title insurance endorsed to the Bank is required on all first mortgage loans.


         Loan Commitments^


         When a commercial loan is approved, the Bank issues a written commitment to the loan applicant. The commitment indicates the loan amount, term and interest rate and is valid for approximately 45 days. Approximately 90% of the Bank's commitments are accepted or rejected by the customer before the expiration of the commitment. At June 30, 1997, the Bank had approximately $58.3 million in commercial loan commitments outstanding.


         Credit Risk, Credit Administration and Loan Review^


         Credit risk represents the possibility that a customer or counterparty may not perform in accordance with contractual terms. The Bank incurs credit risk whenever it extends credit to, or enters into other transactions with, its customers. The risks associated with extensions of credit include general risk, which is inherent in the lending business, and risk specific to individual borrowers. Credit administration is responsible for the overall management of the Bank's credit risk and the development, application and enforcement of uniform credit policies and procedures the principal purpose of which is to minimize such risk. One objective of credit administration is to identify and, to the extent feasible, diversify extensions of credit by industry concentration, geographic distribution and the type of borrower. Loan review and other loan monitoring practices provide a means for the Bank's management to ascertain whether proper credit, underwriting and loan documentation policies, procedures and practices are being followed by the Bank's loan officers and are being applied uniformly throughout the Bank. Within the last year, the Bank has taken a number of steps to enhance its credit administration and loan review functions in an effort to better manage its credit risk, especially in light of the Bank's rapid growth. While the Bank continues to review these and other related functional areas, there can be no assurance that the steps the Bank has taken to date will be sufficient to enable it to identify, measure, monitor and control all credit risk.

Investment Securities Activities


         General^


         The investment policy of the Bank is established by senior management and approved by the Board of Directors. It is based on asset and liability management goals and is designed to provide a portfolio of high quality investments that optimize interest income within acceptable limits of safety and liquidity. The Bank's investments consist primarily of federal funds, securities issued or guaranteed by the United States Government or its agencies, states and political subdivisions and corporate bonds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the Bank's investment portfolio.

Sources of Funds


         General^


         Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization, prepayment or sale of loans, maturities or sale of investment securities and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the Bank's sources of funds.


         Deposits^


         Consumer and commercial deposits are attracted principally from within the Bank's primary market area through the offering of a broad selection of deposit instruments including checking, regular savings, money market deposits, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The Bank regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside the State of New Jersey.


Cash Management Services

         In connection with the purchase of branches from the Bank of New York, the Company will begin to offer a menu of cash management services designed to meet the more sophisticated needs of its commercial customers. Headed by an experienced cash management executive, the Cash Management Department will offer products such as electronic banking, sweep accounts, lockbox services, PC banking and controlled disbursement services. Many of these services will be provided through third-party vendors with links to the Company's data center.


Competition
         The Bank faces substantial competition both in attracting deposits and in lending funds. The State of New Jersey has a high density of financial institutions, many of which are branches of significantly larger institutions which have greater financial resources than the Bank, all of which are competitors of the Bank to varying degrees. In order to compete with the many financial institutions serving its primary market area, the Bank's operating goal is to continue to provide a broad range of financial services with a strong emphasis on customer service to individuals and businesses in southern and central New Jersey.

         The competition for deposits comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, and multi-state regional and money center banks in the Bank's market area. Competition for funds also include a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, multi-state regional and money center banks, and mortgage-bankers many of whom have far greater resources then the Bank. Non-bank competition, such as investment brokerage houses, has intensified in recent years for all banks since non-bank competitors are not subject to same regulatory burdens as banks.

Properties

         The Company and the Bank operate from their main office and 28 branch offices. The Bank leases its main office and 8 branch offices. The remainder of the branch offices are owned by the Bank. The Bank has entered into a Branch Purchase and Deposit Assumption Agreement with The Bank of New York to acquire eleven branch offices.

Personnel

         At June 30, 1997, the Company had 192 full-time and 58 part-time employees, all of whom were on the payroll of the Bank. The Bank's employees are not represented by a collective bargaining group. The Bank believes that its relationship with its employees is good.

Legal Proceedings

         There are various claims and lawsuits in which the Company or the Bank are periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. In the opinion of management, no material loss is expected from any such pending claims or lawsuits.

                                   MANAGEMENT

Directors and Executive Officers

         The Board of Directors of the Company is currently composed of six members, each of whom serves for a term of one year. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion.

         The following table sets forth information with respect to the directors and executive officers of the Company.

   Director/Executive                                                 Director
         Officer           Age (1)               Position               Since
         -------           -------               --------               -----

Bernard A. Brown (2)            72   Chairman of the Board                1985
Sidney R. Brown (2)             40   Director, Secretary, Treasurer       1990
Adolph F. Calovi                75   Director, President and
                                       Chief Executive Officer            1985
Peter Galetto, Jr.              43   Director                             1990
Philip W. Koebig, III           55   Director, Executive                  1995
                                       Vice President
Anne E. Koons (2)               44   Director                             1990
Robert F. Mack                  48    Chief Financial Officer              N/A
Bart A. Speziali                47   Senior Lending Officer                N/A
 James S. Killough              57   Senior Vice President                 N/A


----------------
(1)      At June 30, 1997
(2) Bernard A. Brown is the father of Sidney R. Brown and Anne E. Koons. Sidney R. Brown is the brother of Anne E. Koons.

Biographical Information


         Directors and Executive Officers of the Company^


         The principal occupation of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated. All of the directors reside in the State of New Jersey.

         Bernard A. Brown has been the Chairman of the Board of Directors of the Company since its inception in January, 1985. Mr. Brown is also the Chairman of the Board of Directors of the Bank. For many years, Mr. Brown has been the Chairman of the Board of Directors and President of NFI Industries, Inc., a trucking conglomerate headquartered in Vineland, New Jersey.


         Sidney R. Brown has been the Treasurer and a director of the Company since April, 1990. Mr. Brown was named Secretary of the Company in March 1997. Mr. Brown is ^ the chief executive officer and director of NFI Industries, Inc., and one of the general partners of The Four B's, a partnership which has extensive real estate holdings in the Eastern United States. Its primary objective is investing in and consequent development of commercial real estate, leasing and/or sale. Mr. Brown is currently an officer and director of several other corporations and partnerships in the transportation, equipment leasing, insurance, warehousing and real estate industries.


         Adolph F. Calovi has been the President, Chief Executive Officer and a director of the Company since its inception in January, 1985. Mr. Calovi is a director of the Bank and, from 1985 to 1994, was its President and Chief Executive Officer.

         Peter Galetto, Jr. has been a director of the Company since April 1990. Mr. Galetto also served as Secretary of the Company from April 1990 until March 1997. Mr. Galetto is the President/Sales for Stanker & Galetto, Inc., an industrial and building contractor located in Vineland, New Jersey. He is also the President of the Cumberland Technology Enterprise Center, a small business incubator. Mr.

Galetto has been the Secretary/Treasurer of Trimark Building Contractors. He is also an officer and director of several other corporations and organizations.

         Philip W. Koebig, III has been the Executive Vice President of the Company since 1994. He has been a director of the Company since 1995. Mr. Koebig is also a director, President and Chief Executive Officer of the Bank since January, 1995. From 1990 to 1994, Mr. Koebig had been President and Chief Executive Officer of Covenant Bank for Savings, Haddonfield, New Jersey. He also serves on the Board of Directors of numerous charitable organizations and corporations.


         Anne E. Koons has been a director of the Company since April, 1990. Ms. Koons is a real estate agent with ^ Prudential Preferred Properties, and a travel agent for Leisure Time Travel. Ms. Koons is also a Commissioner of the Camden County Improvement Authority and a member of the Cooper Medical Center's Foundation Board.


         Robert F. Mack has been with the Bank since 1992 and serves as its Senior Vice President and Chief Financial Officer. Mr. Mack has twenty-five years of extensive banking experience and has worked for several commercial banks in New Jersey.

         Bart A. Speziali has been with the Bank since 1992 as the Senior Lending Officer and Senior Vice President. Mr. Speziali has over twenty years of banking experience in southern New Jersey.

         James S. Killough joined the Bank in February 1997 as Senior Vice President of Administrations, Operations and Retail Banking. Before joining the Bank, Mr. Killough was president and chief professional officer for the United Way of Camden County, New Jersey for two years. Prior to that, Mr. Killough was executive vice president for Central Jersey Bank and Trust and Midlantic National Bank/South.

Executive Compensation

         The Company has no full time employees, relying upon employees of the Bank for the limited services required by the Company. All compensation paid to officers and employees is paid by the Bank.


         Summary Compensation Table^


         The following table sets forth compensation awarded to the Chief Executive Officer and Executive Vice President of the Company who, for the year ended December 31, 1996, received total salary and bonus payments from the Bank in excess of $100,000 ("Named Executive Officer"). Except as set forth below, no executive officer of the Company had a salary and bonus during the year ended December 31, 1996, that exceeded $100,000 for services rendered in all capacities to the Company.

                                                                                               Long Term
                                                                                             Compensation
                                                           Annual Compensation                  Awards
                                                           -------------------                  ------
                                                                                             Securities
         Name and                                                                             Underlying            All Other
    Principal Position                   Year             Salary           Bonus              Options(#)           Compensation
    ------------------                   ----             ------           -----              ----------           ------------

 Adolph F. Calovi                        1996         $   131,000       $       --                    --           $         --
  President and Chief                    1995             131,000               --                    --                     --
  Executive Officer                      1994             130,500               --                    --               2,743(1)




Philip W. Koebig, III                    1996             174,044           22,500                10,500              10,583(2)
  Executive Vice                         1995             150,000               --                52,499              10,383(3)
  President                              1994              25,965               --                    --                 240(4)



-----------------
(1)  Constitutes life insurance premiums.
(2) Constitutes life and disability insurance premiums of $7,253 and $3,330 in country club dues.
(3) Constitutes life and disability insurance premiums of $7,253 and $3,130 in country club dues.
(4)  Constitutes life and disability insurance premiums.


         Stock Option Plans^


         The Company has adopted the 1985 Stock Option Plan and the 1995 Stock Option Plan (the "Option Plans"). Officers and employees are eligible to receive, at no cost to them, options under the Option Plans. Options granted under the Option Plans may be either incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the Internal Revenue Code and that do not normally result in tax deductions to the Company) or options that do not so qualify. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. Option shares may be paid in cash, shares of the common stock, or a combination of both.

         Options granted under the 1985 Stock Option Plan are exercisable at the fair market value of the common stock at the time of the grant and until the year 2001. Options granted under the 1995 Stock Option Plan are exercisable at the fair market value of the common stock at the time of the grant and for ten years thereafter.


         In ^ the first quarter of 1998, the Board of Directors of the Company ^ intends to adopt, subject to shareholder approval, the ^ 1998 Stock Option Plan (the ^"1998 Option Plan"). Officers, directors and employees are eligible to receive, at no cost to them, options under the ^ 1998 Option Plan. Options granted under the ^ 1998 Option Plan may be either incentive stock options or options that do not so qualify. The option price may not be less than 100% of the fair market value of the shares on the date of grant and are exercisable for ten years after the date of grant. Option Shares may be paid in cash, shares of the common stock, or a combination of both. ^ It is expected that 300,000 shares of common stock will be reserved under the ^ 1998 Option Plan.

         The following table sets forth additional information concerning options granted under the Option Plans.

                                                      Option Grants in Last Fiscal Year
                          -----------------------------------------------------------------------------------------

                                                                                           Potential Realizable ^
                                                                                              Value at Assumed
                                                                                           Annual Rates of Stock
                                                                                           Price Appreciation for
                                                Individual Grants                                Option Term
                           ------------------------------------------------------------    -------------------------
                          Number of      Percent of Total
                           Securities        ^Options
                           Underlying         Granted           Exercise
                            Options        ^to Employees ^       Price      Expiration
Name                        Granted        in Fiscal Year      ($/Share)       Date          5% ($)        10% ($)
----                        -------        ----------------    ---------       ----          ------        -------

Philip W. Koebig, III       10,500             8.34               16.67       July 16,       87,518        175,035
                                                                                 2006


                                           Aggregated Option Exercises in Last Fiscal Year
                            -------------------------------------------------------------------------------------
                                                                                                       Value of
                                                                            Number of               Unexercised
                                                                          Unexercised              In-the-money
                            Shares Acquired             Value              Options at                Options at
Name                        on Exercise (#)          Realized         Fiscal Year-End           Fiscal Year-End
----                        ---------------          --------         ---------------           ---------------

Adolph F. Calovi                    101,346          $953,152                      --                        --





         Directors' Compensation

         ^ Each member of the Board of Directors, except for the Chairman and employee directors, received a fee of $300 for each meeting attended for the year ended December 31, 1996. For the year ended December 31, 1996, director fees totaled $26,700. Beginning in 1997, directors receive their fees in shares of common stock.

         Employment Agreement^


         The Company has an employment agreement, dated January 2, 1995, with Adolph F. Calovi, its President and CEO. Under the terms of the agreement, Mr. Calovi will receive an annual salary of $131,000 for each of the four years of the agreement. In addition, he will receive all benefits offered officers of the Company and will have the use of a Company-owned automobile.

         If, during the term of the agreement, Mr. Calovi's employment terminates for any reason except voluntary resignation, embezzlement, fraud, or due to a material default by Mr. Calovi of his employment obligations, the Company will be fully liable for all remaining salary payments under the agreement.

         Compensation Committee Interlocks and Insider Participation^


         The Compensation Committee of the Company during the year ended December 31, 1996, consisted of Anne E. Koons, Sidney R. Brown and Philip W. Koebig, III. All are members of the Board of Directors of the Company. Mr. Koebig is also a Director and Officer of the Bank and did not participate in matters involving his personal compensation.

Certain Relationships and Related Transactions


         Bernard A. Brown, the Chairman of the Board of Directors of the Company and of the Bank, is, with his wife, the owner of Vineland Construction Company. The Company and the Bank lease office space in Vineland, New Jersey from Vineland Construction Company. The Company believes that the transactions with Vineland Construction Company are on terms substantially the same, or at least as favorable to the Bank, as those that would be provided by a non-affiliate. The Company paid $361,731 to Vineland Construction during the year ended December 31, 1996, and has paid $179,102 to Vineland Construction for the six months ended June 30, 1997. The Bank is also party to a lease agreement for an office building with a partnership comprised of directors and shareholders of the Bank. The Company believes that the lease is on terms substantially the same, or at least as favorable to the Bank, as those that would be provided by a non-affiliate. The annual rental required by this lease agreement is $96,000.


         The Bank has a policy of offering various types of loans to officers, directors and employees of the Bank and of the Company. These loans have been made in the ordinary course of business and on substantially the same terms and conditions (including interest rates and collateral requirements) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions by the Bank with its other unaffiliated customers and do not involve more than the normal risk of collectibility, nor present other unfavorable features. See Note 5 to the Consolidated Financial Statements.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT


         The following table sets forth, as of ^ October 9, 1997, the shares of common stock beneficially owned by (i) each person who was a beneficial owner of more than five percent of the outstanding Common Shares; (ii) each director of the Company; (iii) each Named Executive Officer of the Company and (iv) all executive officers and directors of the Company as a group.

Name and Address of                        Amount and Nature of          Percent of Class       Percent of Class
Beneficial Owner(1)                      Beneficial Ownership (2)         Before Offering     ^ After Offering (3)
-------------------                  -------------------------------- ---------------------- ---------------------


Bernard A. Brown
71 West Park Avenue

Vineland, New Jersey 08360                      ^ 1,411,443                   43.49%                  37.95%

Adolph F. Calovi                                      ^ 342                    0.01%                   0.01%
Sidney R. Brown                                      71,971                    2.45%                   1.88% ^
Peter Galetto, Jr.                                   29,415                    1.00%                   1.16%  ^
Philip W. Koebig, III                               130,711                    4.32%                   3.85% ^
Anne E. Koons                                        61,622                    2.10%                   1.61% ^

All directors and officers
as a group ^(9 persons)                         ^ 1,731,313                   51.51%                  45.26%

--------------
(1) Unless otherwise noted, the address for such individuals is 226 Landis Avenue, Vineland, New Jersey 08360.
(2) Unless otherwise indicated, includes shares held directly by the individual as well as by such individual's spouse, shares held in trust and in other forms of indirect ownership over which shares the individual effectively exercises sole voting and investment power and shares which the named individual has a right to acquire within sixty days of ^ October 9, 1997, pursuant to the exercise of stock options.
^(3) Assumes Messrs. Bernard Brown, Galetto and Koebig purchase 161,800, 15,000 and 20,300 shares, respectively, pursuant to the Offering.



                           SUPERVISION AND REGULATION

Introduction

         Bank holding companies and banks are extensively regulated under both federal and state law. The following information describes certain aspects of that regulation applicable to the Company and the Bank, and does not purport to be complete. The discussion is qualified in its entirety by reference to all particular statutory or regulatory provisions.

         The Company is a legal entity separate and distinct from the Bank. Accordingly, the right of the Company, and consequently the right of creditors and shareholders of the Company, to participate in any distribution of the assets or earnings of the Bank is necessarily subject to the prior claims of creditors of the Bank, except to the extent that claims of the Company in its capacity as creditor may be recognized. The principal source of the Company's revenue and cash flow is dividends from the Bank. There are legal limitations on the extent to which a subsidiary bank can finance or otherwise supply funds to its parent holding company.

The Company


         General^


         As a registered holding company, the Company is regulated under the BHCA and is subject to supervision and regular inspection by the Federal Reserve. The BHCA requires, among other things, the prior approval of the Federal Reserve in any case where the Company proposes to (i) acquire all or substantially all of the assets of any bank, (ii) acquire direct or indirect ownership or control of more than 5 percent of the voting shares of any bank, or
(iii) merge or consolidate with any other bank holding company.


         Acquisitions/Permissible Business Activities^


         The BHCA currently permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide- and state-imposed concentration limits. The Bank has the ability, subject to certain restrictions, to acquire by acquisition or merger branches outside its home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to certain laws of the states in which they are located. Competition may increase further as banks branch across state lines and enter new markets.

         Under the BHCA, the Company is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5 percent of any class of voting shares of any nonbanking corporation. Further, the Company may not engage in any business other than managing and controlling banks or furnishing certain specified services to subsidiaries, and may not acquire voting control of nonbanking corporations except those corporations engaged in businesses or furnishing services that the Federal Reserve deems to be closely related to banking.


         Community Reinvestment^


         Bank holding companies and their subsidiary banks are subject to the provisions of the Community Reinvestment Act of 1977, as amended ("CRA"). Under the terms of the CRA, the Bank's record in meeting the credit needs of the community served by the Bank, including low- and moderate- income neighborhoods, is generally annually assessed by the OCC. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. At December 31, 1996, the Bank was rated "Satisfactory" with respect to CRA.


         Source of Strength Policy^


         Under Federal Reserve policy, a bank holding company is expected to serve as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with its "source of strength" policy for subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fund fully the dividends, and the prospective rate of earnings retention appears to be consistent with the corporation's capital needs, asset quality and overall financial condition.

The Bank


         General^


         The Bank is subject to supervision and examination by the OCC. In addition, the Bank is insured by and subject to certain regulations of the FDIC and is a member of the FHLB. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that may be granted and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank.


         Dividend Restrictions^


         Dividends from the Bank constitute the principal source of income to the Company. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Company. Under such restrictions, the amount available for payment of dividends to the Company by the Bank totaled $8.3 million at June 30, 1997. In addition, the OCC has the authority to prohibit the Bank from paying dividends, depending upon the Bank's financial condition, if such payment is deemed to constitute an unsafe or unsound practice. The ability of the Bank to pay dividends in the future is presently, and could be further, influenced by bank regulatory and supervisory policies.


         Affiliate Transaction Restrictions^


         The Bank is subject to federal laws that limit the transactions by subsidiary banks to or on behalf of their parent company and to or on behalf of any nonbank subsidiaries. Such transactions by a subsidiary bank to its parent company or to any nonbank subsidiary are limited to 10 percent of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20 percent of such bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits banks from purchasing "low-quality" assets from affiliates.


         FDIC Insurance Assessments^


         Substantially all of deposits of the Bank are insured by the BIF and the remaining deposits are insured by the SAIF, all of which are subject to FDIC insurance assessments. The amount of FDIC assessments paid by individual insured depository institutions is based on their relative risk as measured by regulatory capital ratios and certain other factors. During 1995, the FDIC's Board of Directors significantly reduced premium rates assessed on deposits insured by the BIF. Under the current regulations, the Company is assessed a premium on BIF-insured deposits.


         Enforcement Powers of Federal Banking Agencies^

         Federal banking agencies possess broad powers to take corrective and other supervisory action as deemed appropriate for an insured depository institution and its holding company. The extent of these powers depends on whether the institution in question is considered "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". At June 30, 1997, the Bank and the Company exceeded the required ratios for classification as "well capitalized." On a pro forma basis, giving effect to the sale of the Common Shares, the Oritani and Bank of New York branch purchases, ^ the Bank will be well capitalized and the Company will be ^ adequately capitalized. The classification of depository institutions is primarily for the purpose of applying the federal banking agencies' prompt corrective action and other supervisory powers and is not intended to be, and should not be interpreted as, a representation of the overall financial condition or prospects of any financial institution.

         The agencies' prompt corrective action powers can include, among other things, requiring an insured depository institution to adopt a capital restoration plan which cannot be approved unless guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities; including restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval and, ultimately, appointing a receiver for the institution. Among other things, only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and only an "adequately capitalized" depository institution may accept brokered deposits with prior regulatory approval.


         Capital Guidelines^


         Under the risk-based capital guidelines applicable to the Company and the Bank, the minimum guideline for the ratio of total capital to risk-weighted assets (including certain off-balance-sheet activities) is 8.00 percent. At least half of the total capital must be "Tier 1" or core capital, which primarily includes common shareholders' equity and qualifying preferred stock, less goodwill and other disallowed tangibles. "Tier 2" or supplementary capital includes, among other items, certain cumulative and limited- life preferred stock, qualifying subordinated debt and the allowance for credit losses, subject to certain limitations, less required deductions as prescribed by regulation. The proceeds received by the Company from the sale of the Debentures in connection with the issuance of the Preferred Securities by the Trust presently qualify as Tier 1 capital of the Company to the extent that such proceeds do not exceed 25% of the Company's Tier 1 capital and otherwise qualify as Tier 2 capital.

         In addition, the federal bank regulators established leverage ratio (Tier 1 capital to total adjusted average assets) guidelines providing for a minimum leverage ratio of 3 percent for bank holding companies and banks meeting certain specified criteria, including that such institutions have the highest regulatory examination rating and are not contemplating significant growth or expansion. Institutions not meeting these criteria are expected to maintain a ratio which exceeds the 3 percent minimum by at least 100 to 200 basis points. The federal bank regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Under the federal banking laws, failure to meet the minimum regulatory capital requirements could subject a bank to a variety of enforcement remedies available to federal bank regulatory agencies.

         At June 30, 1997, the Bank's and the Company's respective total and Tier 1 risk-based capital ratios and leverage ratios exceeded the minimum regulatory capital requirements.

Legislative Proposals and Reforms

         In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress. Such proposals include legislation to revise the Glass-Steagall Act and the BHCA to expand permissible activities for banks, principally to facilitate the convergence of commercial and investment banking. Certain proposals also sought to expand insurance activities of banks. It is unclear wether any of these proposals, or any form of them, will be introduced in the current Congress and become law. Consequently, it is not possible to determine what effect, if any, they may have on the Company and the Bank.

                        DESCRIPTION OF THE CAPITAL STOCK


         The Company is authorized to issue 10,000,000 shares of Common Stock, $1.00 par value per share, and 1,000,000 shares of serial preferred stock, $1.00 par value per share. There were ^ 2,918,125 shares of Common Stock outstanding on June 30, 1997, as adjusted to give effect to the three for two stock split effected in the form of a 50% common stock dividend on September 25, 1997. The capital stock of the Company represents non-withdrawable capital and is not insured by the FDIC.


Common Stock


         Dividends^


         The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. See "Risk Factors -- Limitations on Payment of Dividends" and "Supervision and Regulation." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Shares with respect to dividends.

         The Company has the right to defer payment of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferred period (each, an "Extension Period"), provided that no Extension Period may extend beyond the maturity of the Debentures. If interest payments on the Debentures are so deferred, the Company will be prohibited from paying cash dividends on its Common Shares until such time as the payment of all amounts due on the Debentures are paid and the Extension Period is terminated.


         Voting Rights^


         Each share of Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. The holders of Common Stock possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of Common Stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of Common Stock and is not permitted to cumulate votes in the election of the Company's directors.


         Liquidation^


         In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Shares would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Shares in the event of liquidation or dissolution.

         Preemptive Rights; Redemption^


         Holders of Common Stock will not have preemptive rights with respect to any additional shares of Common Stock which may be issued. Therefore, the Board of Directors may sell shares of capital stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock are fully paid and non-assessable.

Serial Preferred Stock

         The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof, subject to regulatory approval but without stockholder approval. If and when issued, the serial preferred stock is likely to rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors, without stockholder approval, can issue serial preferred stock with voting and acquisition rights which could adversely affect the voting power of the holders of Common Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE


         The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of Common Stock. Upon completion of the Offering, there will be outstanding ^ 3,818,125 shares of Common Stock ^(3,953,125 shares if the Underwriter's over-allotment option is exercised in full).


         All shares of Common Stock issued in the Offering will be available for resale in the public market without restriction or further registration under the Securities Act, except for shares purchased by affiliates of the Company (in general, any person who has a control relationship with the Company) which shares will be subject to the resale limitations of Rule 144 under the Securities Act. After the Offering, shares of Common Stock held by affiliates will be considered to be "control shares", and are eligible for sale in the public market in compliance with Rule 144. All officers and directors of the Company have agreed, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Advest, Inc. The Company has agreed subject to certain exceptions, that it will not offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Advest, Inc.


         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of restricted shares as to which at least one year has elapsed from the later of the acquisition of such shares from the Company or an affiliate of the Company in an amount that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock ^(38,181 shares based upon ^ 3,818,125 shares to be outstanding immediately after the Offering), or (ii) if the Common Shares are quoted on the Nasdaq National Market or a stock exchange, the average weekly trading volume of the Common Shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person and who has beneficially owned shares as to which at least two years has elapsed from the later of the acquisition of such shares from the Company or an affiliate of the Company is entitled to sell them without regard to the volume, manner of sale, or notice requirements of Rule 144.

                                  UNDERWRITING


         Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated ^, 1997, between the Company and Advest, Inc., as representative (the "Representative") of the several underwriters named therein (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company the following respective amount of Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:



Underwriter:                                               Number of Shares:
------------                                               -----------------

Advest, Inc...............................................




Total.....................................................     900,000
                                                               =======





         The  Underwriting  Agreement  provides  that  the  obligations  of  the
Underwriters  are  subject  to  certain   conditions   precedent  and  that  the
Underwriters will purchase all of the Common Shares offered hereby if any of such Common Shares are purchased.


         The Company has been advised by the Representative that the Underwriters propose to offer the Common Shares ^(including the shares to be purchased by directors, officers and employees, and their associates, of the Company and the Bank ^) to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of ^ $        per Common Share.  The  Underwriters  may
allow, and such dealers may reallow, a concession not in excess of ^ $ per Common Share to certain other dealers. After the Offering, the public offering^ price, concession and reallowance to dealers may be changed by the ^ Representative. No such change shall affect the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. In addition, the Company has agreed to pay a financial advisory fee of $100,000 to the Representative.

         The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional ^ 135,000 Common Shares at the public offering price. To the extent that the Underwriter exercises such option, the Company will be obligated, pursuant to the option, to sell such Common Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Shares offered hereby. If purchased, the Underwriters will offer such additional Common Shares on the same terms as those on which the ^ 900,000 Common Shares are being offered.

         The Underwriters have reserved ^ 225,000 Common Shares offered in the Offering for sale at the public offering price to directors, officers and employees (and their associates) of the Company and the Bank ^. The Underwriters will not receive any discounts or commissions on Common Shares purchased by such officers, directors or employees (and their associates) of the Company and the Bank. The number of Common Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other Common Shares offered hereby.


         The Underwriters and dealers may engage in passive market making transactions in the Common Shares in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase Common Shares at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Shares during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Shares above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

         In connection with is Offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may overallot this Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase Common Shares in the open market to cover syndicate short positions or to stabilize the price of Common Shares. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Shares in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

         The Representative and certain of the other Underwriters have in the past and may in the future perform various services for the Company, including investment banking services, for which they have or may receive customary fees. The Representative also served as managing underwriter in the Company's sale of the Preferred Securities and the Debentures, and advised the Company in its Bank of New York branch purchase.

                             VALIDITY OF SECURITIES

         The validity of the Common Shares offered hereby will be passed upon for the Company by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C., counsel to the Company. Certain legal matters will be passed upon and for the Underwriters by Arnold & Porter, Washington, D.C. and New York, New York.

                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for the three years ended December 31, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this Prospectus, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

INDEPENDENT AUDITORS' REPORT







To the Shareholders and Board of Directors of Sun Bancorp, Inc.:

We have audited the accompanying consolidated statements, as adjusted to reflect the stock split described in Note 2, of financial condition of Sun Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE, LLP



Philadelphia,  Pennsylvania
January 31, 1997 (April 9, 1997 as to Note 19, and September 25, 1997 as to the effects of the stock split described in Note 2)

SUN BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                       June 30,              December 31,
                                                                                    -------------- -------------------------------
                                                                                         1997           1996              1995
                                                                                    --------------   ----------      -------------
                                                                                       (Unaudited)
ASSETS
Cash and due from banks.....................................................          $ 26,687,834 $ 17,006,758      $ 17,242,366
Federal funds sold..........................................................            11,150,000    4,800,000                --
                                                                                       ----------- ------------       -----------
  Cash and cash equivalents.................................................            37,837,834   21,806,758        17,242,366

Investment securities available for sale (amortized cost - $151,893,591;

   1997 and $97,063,398; 1996, and $146,379,244; 1995)......................           150,580,632   95,581,384       147,008,896
Loans receivable (net of allowance for loan losses - $3,350,989; 1997,
   $2,595,312; 1996, and $2,064,640; 1995)..................................           363,705,188  295,500,668       183,633,631
Bank properties and equipment...............................................            14,211,001   12,222,507        11,419,175
Real estate owned, net......................................................               665,544      755,628           876,302
Accrued interest receivable.................................................             4,587,432    2,850,399         2,564,921
Excess of cost over fair value of assets acquired...........................             9,557,830    5,365,218         6,191,919
Deferred taxes..............................................................             1,411,529    1,070,535           205,169
Other assets................................................................             2,661,982    1,641,959           752,257
                                                                                       -----------  -----------     -------------
TOTAL.......................................................................          $585,218,972 $436,795,056      $369,894,636
                                                                                       ===========  ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits....................................................................          $467,393,739 $385,986,905      $335,247,796
Advances from the Federal Home Loan Bank....................................                    --   10,000,000         8,000,000
Loans payable...............................................................                    --    6,000,000                --
Securities sold under agreements to repurchase..............................            57,425,585    5,253,048                --
Other liabilities...........................................................             2,578,771    2,140,527         1,976,044
                                                                                       -----------  -----------       -----------
  Total liabilities.........................................................           527,398,095  409,380,480       345,223,840
                                                                                       -----------  -----------      ------------

Guaranteed preferred beneficial interest in subordinated debt...............            28,750,000           --                --

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY
Preferred stock, $1 par value, 1,000,000 shares authorized, none issued.....                    --           --                --
Common stock, $1 par value, 10,000,000 shares authorized, issued and
  outstanding: 2,918,125 in 1997; 2,773,393 in 1996; and 2,476,762 in 1995).             1,945,417    1,848,929         1,651,175
Surplus.....................................................................            18,090,101   18,124,359        17,197,275
Retained earnings...........................................................             9,901,912    8,419,417         5,406,774
Unrealized (loss) gain on securities available for sale, net of income taxes              (866,553)    (978,129)          415,572
                                                                                         ---------   ----------        -----------

  Total shareholders' equity................................................            29,070,877   27,414,576        24,670,796
                                                                                       -----------  -----------       -----------
TOTAL.......................................................................          $585,218,972 $436,795,056      $369,894,636
                                                                                       ===========  ===========       ===========

------------------
See notes to consolidated financial statements

SUN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME

                                                             Six Months
                                                          Ended June 30,                       Years Ended December 31,
                                                   -----------------------------   ---------------------------------------------
                                                       1997            1996            1996            1995            1994
                                                       ----            ----            ----            ----            ----
                                                             (Unaudited)
INTEREST INCOME:
  Interest and fees on loans.....................    $14,788,616      $9,596,375     $22,073,767     $15,100,885     $ 9,590,994
  Interest on investment securities..............      3,292,619       3,709,481       7,127,393       5,285,877       2,151,351
  Interest on federal funds sold.................         64,229          65,023          68,366         463,001         452,117
                                                     -----------     -----------     -----------     -----------     -----------
    Total interest income........................     18,145,464      13,370,879      29,269,526      20,849,763      12,194,462
                                                      ----------      ----------      ----------      ----------      ----------

INTEREST EXPENSE:
  Interest on deposits ..........................      6,556,216       5,511,184      11,953,591       7,639,933       3,844,753
  Interest on funds borrowed.....................      1,310,436          87,068         580,412          47,158          93,796
  Interest on guaranteed preferred
    beneficial interest in
    subordinated debt............................        825,232              --               --              --             --
                                                       ---------   -------------   --------------  --------------  -------------
    Total interest expense.......................      8,691,884       5,598,252      12,534,003       7,687,091       3,938,549
                                                      ----------      ----------      ----------      ----------      ----------
    Net interest income..........................      9,453,580       7,772,627      16,735,523      13,162,672       8,255,913

PROVISION FOR LOAN LOSSES........................        825,000         450,000         900,000         807,660         382,671
                                                      ----------      ----------     -----------     -----------     -----------
    Net interest income after
      provision for loan losses..................      8,628,580       7,322,627      15,835,523      12,355,012       7,873,242
                                                       ---------      ----------      ----------      ----------      ----------

OTHER INCOME:
  Service charges on deposit accounts............        585,479         488,272       1,057,139         659,811         419,363
  Other service charges..........................         19,834          44,747         115,999          28,068          17,224
  Gain on sale of fixed assets...................          1,200          14,529          45,207          46,487          21,164
  Gain on sale of loans..........................             --              --              --         207,984              --
  Gain on sale of investment securities..........         15,592         191,288         206,538         377,126              --
  Other..........................................        154,223         119,654         320,890         331,513         274,533
                                                       ---------      ----------       ---------     -----------      ----------
    Total other income...........................        776,328         858,490       1,745,773       1,650,989         732,284
                                                       ---------      ----------       ---------     -----------      ----------

OTHER EXPENSES:
  Salaries and employee benefits.................      3,596,992       2,867,345       6,525,903       4,689,269       2,626,679
  Occupancy expense..............................        708,593         770,045       1,407,875       1,269,514       1,090,833
  Equipment expense..............................        532,925         349,785         817,696         459,460         249,951
  Provision for losses in real estate owned......         15,000              --              --          78,000         120,000
  Professional fees and services.................        138,295         154,147         352,970         249,760         164,770
  Data processing expense........................        692,458         515,259       1,085,874         634,753         318,552
  Amortization of excess cost over
    fair value of assets acquired................        468,820         413,420         826,701         342,562         134,435
  Postage and supplies...........................        190,030         242,538         420,120         335,055         173,823
  Insurance......................................        151,211          73,964         196,110         382,554         397,961
  Other..........................................        838,089         734,143       1,573,404       1,606,404         713,733
                                                      ----------      ----------      ----------      ----------     -----------
    Total other expenses ........................      7,332,413       6,120,646      13,206,653      10,047,331       5,990,737
                                                       ---------       ---------      ----------      ----------      ----------

INCOME BEFORE INCOME TAXES.......................      2,072,495       2,060,471       4,374,643       3,958,670       2,614,789
INCOME TAXES.....................................        590,000         668,000       1,362,000       1,140,000         775,134
                                                      ----------      ----------      ----------      ----------     -----------

    NET INCOME...................................     $1,482,495     $ 1,392,471     $ 3,012,643     $ 2,818,670      $1,839,655
                                                       =========      ==========      ==========      ==========       =========
Earnings per common and common
equivalent share
  Net income.....................................     $     0.47     $      0.48     $      1.00   $        0.97      $     0.90
                                                       =========      ==========      ==========    ============       =========
Earnings per common share -
assuming full dilution
  Net income.....................................     $     0.47     $      0.48     $      0.99   $        0.97      $     0.90
                                                       =========      ==========      ==========    ============       =========
Weighted average shares..........................      2,915,789       2,763,513       2,831,693       2,709,464       1,890,792
                                                       =========      ==========      ==========      ==========       =========

-----------------
See notes to consolidated financial statements

SUN BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED) AND
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                                                                         Unrealized
                                                                                                         Gain (Loss)
                                                                                                        on Securities
                                                           Common                          Retained       Available
                                                            Stock          Surplus         Earnings        For Sale       Total
                                                            -----          -------         --------        --------       -----

BALANCE, JANUARY 1, 1994...........................     $ 1,017,522  $   10,540,290       $  748,449                  $ 12,306,261

  Exercise of stock options........................             450           2,943                                          3,393
  Sale of common stock.............................         538,462       5,883,415                                      6,421,877
  Net income.......................................                                        1,839,655                     1,839,655
                                                         ----------  --------------        ----------                    ----------

BALANCE, DECEMBER 31, 1994.........................        1,556,434     16,426,648        2,588,104                    20,571,186


  Exercise of stock options........................          74,741         530,627                                        605,368
  Sale of common stock.............................          20,000         240,000                                        260,000
  Unrealized gain on securities
    available for sale, net of income taxes........                                                      $  415,572        415,572
  Net income.......................................                                        2,818,670                     2,818,670
                                                           ---------     ----------       ----------      -----------   ----------

BALANCE, DECEMBER 31, 1995.........................        1,651,175     17,197,275        5,406,774        415,572     24,670,796


  Stock dividend...................................          87,892         (87,892)
  Cash paid for fractional interest
    resulting from stock dividend..................                          (2,146)                                        (2,146)
  Exercise of stock options........................           109,862     1,017,122                                      1,126,984
  Unrealized loss on securities
    available for sale,
    net of income taxes............................                                                      (1,393,701)    (1,393,701)
  Net income.......................................                                        3,012,643                     3,012,643
                                                          ----------     ----------      -----------    -----------     ----------

BALANCE, DECEMBER 31, 1996.........................       1,848,929      18,124,359        8,419,417       (978,129)    27,414,576

  Exercise of stock options (unaudited)............           2,331          27,229                                         29,560
  Sale of common stock (unaudited).................           1,646          34,147                                         35,793
  Stock dividend (unaudited).......................          92,511         (92,511)
  Cash paid for fractional interest
    resulting from stock dividend (unaudited)......                          (3,123)                                        (3,123)
  Change in unrealized loss on securities
    available for sale, net of income taxes (unaudited)                                                     111,576        111,576
  Net income (unaudited)...........................                                        1,482,495                     1,482,495
                                                         ----------      ----------        ---------     ----------      ---------

BALANCE, JUNE 30, 1997
  (UNAUDITED)......................................      $1,945,417     $18,090,101       $9,901,912     $ (866,553)   $29,070,877
                                                          =========      ==========        =========      =========     ==========

-----------------
See notes to consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Six Months Ended June 30,                 Years Ended December 31,
                                                    --------------------------------      --------------------------------
                                                          1997              1996             1996              1995         1994
                                                          ----              ----             ----              ----         ----
                                                              (Unaudited)

OPERATING ACTIVITIES:
  Net income ....................................   $   1,482,495    $   1,392,471     $  3,012,643      $ 2,818,670   $  1,839,655
  Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
    Provision for loan losses ...................         825,000          450,000          900,000          807,660        382,671
    Provision for loss on real estate owned .....          15,000             --               --             78,000        120,000
    Depreciation and amortization ...............         300,846          233,192          484,059          325,913        215,381
    Amortization of excess cost over fair
      value of assets acquired ..................         468,820          413,420          826,701          342,562        134,435
    Gain on sale of loans .......................            --               --               --           (207,984)          --
    Gain on sale of investment securities
      available for sale ........................         (15,592)        (191,288)        (206,538)        (246,129)          --
    Gain on sale of mortgage-backed securities
      available for sale ........................            --               --               --           (130,997)          --
    Gain on sale of bank properties and equipment          (1,200)         (14,529)         (29,298)         (46,487)       (21,164)
    Deferred income taxes .......................        (398,473)         516,413         (147,401)         (27,398)      (193,836)
    Changes in assets and liabilities which
    provided (used) cash:
      Accrued interest and other assets .........      (2,757,056)      (2,567,387)      (1,175,180)        (838,246)       196,972
      Accounts payable and accrued expenses .....         438,244          470,449          164,483        1,215,343     (1,145,147)
                                                    -------------    -------------    -------------    -------------  -------------
           Net cash provided by
             operating activities ...............         358,084          702,741        3,829,469        4,090,907      1,528,967
                                                    -------------    -------------    -------------    -------------  -------------
INVESTING ACTIVITIES:
  Purchases of investment
    securities held to maturity .................            --               --               --        (30,094,922)    (6,056,403)
  Purchases of investment securities
    available for sale ..........................     (68,259,459)    (125,543,579     (194,220,677)     (27,823,745)          --
  Purchases of mortgage-backed securities
    held to maturity ............................            --               --               --        (45,544,706)      (778,160)
  Purchases of mortgage-backed securities
    available for sale ..........................            --               --               --         (4,074,088)          --
  Increase in investment securities
    resulting from branch acquisitions ..........            --               --               --        (97,600,000)          --
  Proceeds from maturities of investment
    securities held to maturity .................            --               --               --         65,280,038      8,141,545
  Proceeds from maturities of investment
    securities available for sale ...............       1,055,674       47,965,005       99,213,685       10,344,666           --
  Proceeds from maturities of mortgage-backed
    securities held to maturity .................            --               --               --         19,908,185        176,542
  Proceeds from maturities of mortgage-backed
    securities available for sale ...............            --               --            125,716             --             --
  Proceeds from sale of investment securities
    available for sale ..........................      12,389,184       33,899,410       93,679,375       16,880,505           --
  Proceeds from sale of mortgage-backed
    securities available for sale ...............            --         50,850,000       50,782,081        7,359,934           --
  Proceeds from sale of loans ...................            --               --               --          1,870,608           --
  Net increase in loans .........................     (66,716,228)     (51,485,050)    (112,767,037)     (50,605,944)    (2,845,797)
  Increase in loans resulting from branch
    acquisitions ................................      (2,313,292)            --               --           (636,714)          --
  Purchase of bank properties and equipment .....        (534,516)        (302,228)      (1,359,295)        (825,912)      (481,895)
  Increase in bank properties and equipment
    resulting from branch acquisitions ..........      (1,754,824)            --               --         (5,430,744)          --
  Proceeds from sale of bank properties
    and equipment ...............................           1,200           14,529           42,606          250,824         21,164
  Proceeds from issuance of guaranteed
    preferred beneficial interest in
    subordinated debt ...........................      28,750,000             --               --               --             --
  Excess of cost over fair value of
    branch assets acquired ......................      (4,661,432)            --               --               --
  Decrease (increase) in real estate owned ......          75,084           85,924          120,674         (244,249)
  Purchase price of acquisitions, net of
    cash received ...............................            --               --               --               --       (5,410,572)
                                                    -------------    -------------    -------------    -------------   ------------
           Net cash used in investing activities.    (101,968,609)     (44,515,989)     (64,382,072)    (145,113,582)    (7,477,825)
                                                    -------------    -------------    -------------    -------------   ------------

                                      F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Six Months Ended June 30,                    Years Ended December 31,
                                              -----------------------------   --------------------------------------------------
                                                  1997              1996            1996             1995             1994
                                                  ----              ----            ----             ----             ----
                                                         (Unaudited)


FINANCING ACTIVITIES:
  Net increase (decrease) in deposits ....      14,855,165       35,767,281      50,739,109       16,685,101       (6,638,004)
  Increase in deposits
    resulting from branch acquisitions ...      66,551,669             --              --        122,543,875             --
  Net borrowings under line of credit
    and repurchase agreements ............      42,172,537        6,236,197      21,253,048       12,500,000        4,500,000
  Principal payments on borrowed funds ...      (6,000,000)            --        (8,000,000)      (4,500,000)      (5,750,000)
  Proceeds from exercise of stock options           29,560        1,009,446       1,126,984          605,368            3,393
  Payments for fractional interests
    resulting from stock dividend ........          (3,123)            --            (2,146)            --               --
  Proceeds from issuance of common stock .          35,793             --              --            260,000        6,421,877
                                                              -------------   -------------    -------------    -------------
           Net cash provided by (used in)
             financing activities ........     117,641,601       43,012,924      65,116,995      148,094,344       (1,462,734)
                                                              -------------   -------------    -------------    -------------

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD ....................      21,806,758       17,242,366      17,242,366       10,170,697       17,582,289
                                             -------------    -------------   -------------    -------------    -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD .   $  37,837,834    $  16,442,042   $  21,806,758    $  17,242,366    $  10,170,697
                                             =============    =============   =============    =============    =============

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION-
  Interest paid ..........................   $   8,470,898    $   5,563,571   $  12,743,696    $   6,100,954    $   3,827,301
                                             =============    =============   =============    =============    =============

  Income taxes paid ......................   $     575,000    $     520,000   $   1,577,757    $     994,516    $   1,115,000
                                             =============    =============   =============    =============    =============

SUPPLEMENTAL DISCLOSURE OF NONCASH ITEMS -
  Transfer of loans to real estate owned .   $     276,409    $     124,878   $     424,644    $     196,181    $     449,478
                                             =============    =============   =============    =============    =============



-------------
See notes to consolidated financial statements.

SUN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED) AND
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     Sun Bancorp, Inc. (the "Company") is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sun Capital Trust (the "Trust"), Sun National Bank (the "Bank") and the Bank's wholly owned subsidiary, Med-Vine, Inc. All significant inter-company balances and transactions have been eliminated.

     The Company and the Bank have their administrative offices in Vineland, New Jersey. At June 30, 1997, the Bank had twenty-five financial service centers located throughout central and southern New Jersey. The Company's principal business is to serve as a holding company for the Bank. The Bank is in the business of attracting customer deposits and using these funds to originate loans, primarily commercial real estate and non-real estate loans. The Trust is a Delaware business trust which holds the Debentures issued by the Company. Med-Vine, Inc. is a Delaware holding company which holds the majority of the Bank's investment portfolio. The principal business of Med-Vine, Inc. is investing.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include: allowance for loan losses, real estate owned and excess of cost over fair value of net assets acquired. Actual results could differ from those estimates.

     Investment Securities - The Bank accounts for debt and equity securities as follows:

     Held to Maturity - Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

     Available for Sale - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of shareholders' equity until realized. Realized gains and losses on the sale of investment securities are reported in the consolidated statement of income and determined using the adjusted cost of the specific security sold. Unrealized losses, net of taxes, amounting to $866,553 are reported as a component of shareholders' equity at June 30, 1997. Unrealized losses, net of taxes, amounting to $978,129 are reported as a component of shareholders' equity at December 31, 1996. Unrealized gains, net of taxes, amounting to $415,572 are reported as a component of shareholders' equity at December 31, 1995.

     Loans Purchased - The discounts and premiums resulting from the purchase of loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Interest Income on Loans - Interest on commercial, real estate and installment loans is credited to operations when earned based upon the principal amount outstanding. Interest accruals are generally discontinued when a loan becomes 90 days past due or when principal or interest is considered doubtful of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed, and interest accrued in the prior year is charged to the allowance for loan losses.

     Allowance for Loan Losses - The allowance for loan losses is determined by management based upon past experience, an evaluation of potential loss in the loan portfolio, current economic conditions and other pertinent factors. The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon an evaluation of known and inherent risk in the loan portfolio. Allowances for loan losses are based on estimated net realizable value unless it is probable that loans will be foreclosed, in which case allowances for loan losses are based on fair value. Management's periodic evaluation is based upon evaluation of the portfolio, past loss experience, current economic conditions and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

     The Bank adopted the requirements of Statement of Financial Accounting Standard ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, effective January 1, 1995. SFAS 114 requires that certain impaired loans be measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. There was no effect on financial statements as previously reported and on current earnings of initially applying the new standards.

     Bank Properties and Equipment - Bank properties and equipment are stated at cost, less allowances for depreciation. The provision for depreciation is computed by the straight-line method based on the estimated useful lives of the assets.

     Deferred Loan Fees - Loan fees net of certain direct loan origination costs are deferred and the balance is recognized into income as a yield adjustment over the life of the loan using the interest method.

     Real Estate Owned - Real estate owned is comprised of property acquired through foreclosure and is carried at the lower of the related loan balance or fair value of the acquired property based on an annual appraisal less estimated cost to dispose. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Losses subsequent to foreclosure are charged against operations.

     Excess of Cost Over Fair Value of Net Assets Acquired - The excess of cost over fair value of net assets acquired is net of accumulated amortization of $2,506,686, $2,037,866 and $1,211,165 at June 30, 1997, December 31,
     1996 and 1995, respectively, and is amortized by the straight-line method over 15 years for bank acquisitions and over 7 years for branch acquisitions. The Company periodically reviews the excess of cost over fair value of net assets acquired for impairment.

     Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include amounts due from banks and federal funds sold.

     Income Taxes - The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Also, under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     Earnings Per Share - Earnings per common and common equivalent share is computed using the weighted average common shares and common equivalent shares outstanding during the period.

     Stock Dividend - On May 20, 1997, and September 17, 1996, the Company's Board of Directors declared special 5% stock dividends which were paid on June 25, 1997 and October 30, 1996, respectively, to stockholders of record on June 2, 1997 and October 15, 1996, respectively. Accordingly, earnings per share for the years ended December 31, 1996, 1995 and 1994 have been restated to reflect the increased number of shares outstanding.

     Stock Split - On August 28, 1997, the Company's Board of Directors declared a three-for-two stock split effected in the form of a 50% stock dividend payable on September 25, 1997, to shareholders of record on September 11, 1997. Accordingly, earnings per share for the six months ended June 30, 1997 and for the years ended December 31, 1996, 1995 and 1994 have been restated to reflect the increased number of shares outstanding.

     Accounting for Stock Options - The Company accounts for stock-based compensation in accordance with the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. This method calculates compensation expense using the intrinsic value method which recognizes as expense the difference between the market value of the stock and the exercise price at grant date. The Company has not recognized any compensation expense under this method. In the year ended December 31, 1996, the Company adopted the reporting disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation which requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25.

     Accounting Principles Issued and Not Adopted - In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement which is effective for transactions occurring after December 31, 1996, requires an entity to recognize, prospectively, the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. It requires that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the asset sold, if any, and retained interest, if any, based on their relative fair values at the date of transfer. It also provides implementation guidance for servicing of financial assets, securitizations, loan syndications, and participations and transfers of loan receivables with recourse. The Statement supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, which was adopted by the Company on January 1, 1996, and which management of the Company determined had no material impact on the Company's results of operations or financial position. In December 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. SFAS No. 127 defers for one year the effective date of Statement No. 125 as it relates to transactions involving secured borrowings and collateral and transfers and servicing of financial assets. This Statement also provides additional guidance on these types of transactions. Management of the Company does not believe the Statements will have a material impact on the Company's results of operations or financial position when adopted.

     In February, 1997, the FASB issued SFAS No. 128, Earnings Per Share. This statement is effective for fiscal years beginning after December 15, 1997 and is to be applied retroactively. Earlier application is not permitted. Management has not completed an analysis of the impact of applying this new statement, however, the Company intends to begin applying the standard effective January 1, 1998.

     In June, 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. These statements are effective for fiscal years beginning after December 15, 1997 and early adoption is permitted. Management has not completed an analysis of the impact of applying the new statements, however, the Company intends to adopt both standards effective January 1, 1998.

     Reclassifications - Certain reclassifications have been made in the 1996, 1995 and 1994 consolidated financial statements to conform to those classifications used in 1997.

3.   ACQUISITIONS

     On June 5, 1997, the Bank purchased four branches from First Union National Bank, Avondale, Pennsylvania ("First Union"). The Bank acquired approximately $66,552,000 of deposit liabilities plus $222,000 of accrued interest, $1,755,000 of real estate and equipment, $2,313,000 of loans plus related accrued interest and $1,203,000 in cash. The Bank paid a premium of approximately $4,661,000, which is being amortized over seven years.

     On November 24, 1995, the Bank purchased four branches from New Jersey National Bank. The Bank acquired approximately $70,227,000 of deposit liabilities plus $492,000 of accrued interest, $3,675,000 of real estate and equipment, $48,000 of loans plus related accrued interest and

     $1,009,000 in cash. The Bank paid a premium of approximately $2,368,000, which is being amortized over seven years.

     On July 14, 1995, the Bank purchased four branches from NatWest Bank. The Bank acquired approximately $52,317,000 of deposit liabilities plus $479,000 of accrued interest, $1,755,000 of real estate and equipment, $588,000 of loans plus related accrued interest and $610,000 in cash. The Bank paid a premium of approximately $2,082,000, which is being amortized over seven years.

     On June 29, 1994, the Company acquired 100% of the outstanding shares of The First National Bank of Tuckahoe ("Tuckahoe") for approximately $7,070,000. The purchase method of accounting was used to record the acquisition. Under the purchase method of accounting, all assets and liabilities acquired were adjusted to fair value as of the acquisition date, and the resultant premiums and discounts are amortized to income over the expected economic lives of the related assets and liabilities. Excess cost over fair value of assets acquired resulting from this acquisition amounted to approximately $612,000 and is being amortized over 15 years using the straight-line method.

     A summary statement of the cash used to purchase Tuckahoe is set forth below:

        Fair value of assets purchased.......................    $    50,782,529
        Liabilities assumed..................................         43,073,874
                                                                   -------------
        Cash paid............................................          7,708,655
        Cash acquired........................................          7,270,791
                                                                  --------------
        Net cash used for purchase...........................    $       437,864
                                                                  ==============



     On July 29, 1994, the Bank acquired 100% of the outstanding capital stock of Southern Ocean State Bank ("Ocean") from BMJ Financial Corp., the parent bank holding company of Ocean for approximately $6,560,000. The purchase method of accounting was used to record the acquisition. Excess cost over fair value of assets acquired resulting from the valuations amounted to approximately $920,000 and is being amortized over 15 years using the straight-line method.

     A summary statement of the cash used to purchase Ocean is set forth below:

        Fair value of assets purchased......................  $       68,357,063
        Liabilities assumed.................................          61,511,320
                                                               -----------------
        Cash paid...........................................           6,845,743
        Cash acquired.......................................           1,873,035
                                                               -----------------
        Net cash used for purchase..........................  $        4,972,708
                                                               =================


     The results of operations of the acquired entities have been included in the consolidated results of operations from the dates of acquisitions.

4.   INVESTMENT SECURITIES

     During 1995, in accordance with the implementation of the SFAS No. 115 Guide, the Company reclassified its portfolio of investment securities as available for sale. The carrying amounts of investment securities and the approximate market values at June 30, 1997, December 31, 1996 and 1995 were as follows:

                                                                            June 30, 1997
                                               ------------------------------------------------------------------------------
                                                                            Gross              Gross               Estimated
                                                      Amortized        Unrealized         Unrealized                  Market
Available for Sale:                                        Cost             Gains             Losses                   Value
                                                           ----             -----             ------                   -----
Debt Securities                                                              (Unaudited)
  U.S. Treasury Obligations.............        $    51,075,981      $     61,895    $     (923,115)       $      50,214,761
  State and Municipal Obligations.......             20,736,907            16,688          (280,956)              20,472,639
  Other bonds...........................             21,444,997             3,510          (235,975)              21,212,532
  Mortgage-backed securities............             49,986,456            71,875            26,881               50,031,450
                                                ---------------       -----------     -------------         ----------------
    Total debt securities...............            143,244,341           153,968        (1,446,927)             141,931,382
                                                ---------------       -----------     -------------         ----------------
Equity Securities
  Federal Reserve Bank stock............                801,100                --                --                  801,100
  Federal Home Loan Bank stock..........              6,564,900                --                --                6,564,900
  Atlantic Central Bankers Bank stock...                 83,250                --                --                   83,250
  Trust Preferred Securities............              1,200,000                --                --               1,2000,000
                                                ---------------       -----------     -------------         ----------------
    Total equity securities.............              8,649,250                --                --                4,801,950
                                                ---------------       -----------     --------------        ----------------
      Total.............................       $    151,893,591      $    153,968     $  (1,466,927)       $     150,580,632
                                                ===============       ===========      ============         ================

                                                                          December 31, 1996
                                                ----------------------------------------------------------------------------
                                                                            Gross              Gross               Estimated
                                                      Amortized        Unrealized         Unrealized                  Market
Available for Sale:                                        Cost             Gains             Losses                   Value
                                                           ----             -----             ------                   -----
Debt Securities
  U. S. Treasury Obligations............        $    51,954,682      $     12,086     $     (932,957)       $      51,033,811
  State and Municipal Obligations.......             20,168,222            28,006           (356,822)              19,839,406
  Other bonds...........................             20,075,483             7,635           (239,962)              19,843,156
  Mortgage-backed securities............                 63,061                --                 --                   63,061
                                                 --------------       -----------      -------------
    Total debt securities...............             92,261,448            47,727         (1,529,741)              90,779,434
                                                 --------------
Equity Securities
  Federal Reserve Bank stock............                617,800                --                 --                  617,800
  Federal Home Loan Bank stock..........              4,100,900                --                 --                4,100,900
  Atlantic Central Bankers Bank stock...                 83,250                --                 --                   83,250
                                                ---------------       -----------      -------------         ----------------
    Total equity securities.............              4,801,950                --                 --                4,801,950
                                                ---------------       -----------      -------------         ----------------
      Total.............................        $    97,063,398      $     47,727     $   (1,529,741)       $      95,581,384
                                                 ==============       ===========      =============         ================


                                                                         December 31, 1995
                                               ---------------------------------------------------------------------
                                                                              Gross           Gross       Estimated
                                                          Amortized      Unrealized      Unrealized          Market
Available for Sale:                                            Cost           Gains          Losses           Value
                                                               ----           -----          ------           -----
Debt Securities
  U. S. Treasury Obligations....................      $  41,674,219    $    245,730    $    (15,461)   $  41,904,488
  State and Municipal Obligations...............         16,666,509         103,281         (28,199)      16,741,591
  Other bonds...................................         44,901,919          70,123          (9,342)      44,962,700
  Mortgage-backed securities....................         41,734,347         289,003         (25,483)      41,997,867
                                                       ------------     -----------     -----------      -----------
    Total debt securities.......................        144,976,994         708,137         (78,485)     145,606,646
                                                       ------------     -----------     -----------      -----------
Equity Securities...............................
  Federal Reserve Bank stock....................            533,800              --              --          533,800
  Federal Home Loan Bank stock..................            818,200              --              --          818,200
  Atlantic Central Bankers Bank stock...........             50,250              --              --           50,250
                                                       ------------     -----------     -----------      -----------
    Total equity securities.....................          1,402,250              --              --        1,402,250
                                                       ------------     -----------     -----------      -----------
      Total.....................................       $146,379,244    $    708,137    $    (78,485)    $147,008,896
                                                        ===========     ===========     ===========      ===========



     During the six months ended June 30, 1997, the Company sold $12,389,184 of securities available for sale resulting in a gross gain of $15,592. During 1996, the Bank sold $144,462,256 of securities available for sale resulting in a gross gain of $206,538. During 1995, the Bank sold $24,240,439 of securities available for sale resulting in a gross gain of $377,126. There were no such sales during 1994.

     At June 30, 1997 and December 31, 1996 the Bank was required to maintain an average reserve balance with the Federal Reserve of $5,424,000 and $3,579,000, respectively.

     The maturity schedule of the investment in debt securities available for sale at June 30, 1997 and December 31, 1996 is as follows:

                                                              June 30, 1997                   December 31, 1996
                                                         ----------------------------  ------------------------------
                                                                         Estimated                     Estimated
                                                          Amortized       Market        Amortized        Market
                                                            Cost          Value           Cost           Value
                                                            ----          -----           ----           -----


Due in one year or less................................  $ 13,509,484   $ 13,491,428   $ 8,828,772   $  8,786,619
Due after one year through five years..................    57,496,366     56,454,636    61,132,578     60,063,074
Due after five years through ten years.................    16,286,313     16,062,435    15,890,087     15,708,094
Due after ten years....................................     5,965,723      5,891,434     6,346,950      6,158,586
                                                          -----------    -----------   -----------    -----------
                                                           93,257,886     91,899,933    92,198,387     90,716,373
Mortgage-backed securities.............................    49,986,455     50,031,450        63,061         63,061
                                                          -----------     ----------   -----------    -----------
                                                         $143,244,341   $141,931,382   $92,261,448   $ 90,779,434
                                                          ===========    ===========    ==========    ===========




     At June 30, 1997 and December 31, 1996, $4,000,000 of U.S. Treasury Notes were pledged to secure public deposits.

5.   LOANS

     The components of loans for the periods indicated were as follows:

                                                      June 30,               December 31,
                                                   ------------ ---------------------------------
                                                        1997             1996             1995
                                                   ------------ ---------------------------------
                                                    (Unaudited)

Commercial and industrial.............             $284,363,027     $223,116,474     $118,874,150
Real estate-residential mortgages.....               53,351,319       53,846,436       54,414,800
Installment...........................               29,341,831       21,133,070       12,409,321
                                                     ----------      -----------      -----------
  Total gross loans...................              367,056,177      298,095,980      185,698,217
Allowance for loan losses ............               (3,350,989)      (2,595,312)      (2,064,640)
                                                     ----------      -----------      -----------
Net loans.............................             $363,705,188     $295,500,668     $183,633,631
                                                    ===========      ============     ===========
Non-accrual loans.....................             $  1,096,792     $  1,277,208     $  2,658,118
                                                    ===========      ===========      ===========



     There were no irrevocable commitments to lend additional funds on nonaccrual loans at June 30, 1997 and December 31, 1996. The reduction in interest income resulting from nonaccrual loans was $66,264 for the six months ended June 30, 1997; and $151,614, $276,955 and $146,308 for the
     years ended December 31, 1996, 1995 and 1994, respectively. Interest income recognized on these loans for the six months ended June 30, 1997 was $36,857; and during the years ended December 31, 1996, 1995 and 1994 was $15,414, $24,989 and $18,907, respectively.

     Certain officers, directors and their associates (related parties) have loans and conduct other transactions with the Company. Such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other nonrelated party transactions. The aggregate dollar amount of these loans to related parties as of June 30, 1997, December 31, 1996 and 1995, along with an analysis of the activity for the first six months of 1997 and the years ended December 31, 1996 and 1995, is summarized as follows:

                                                           For the Six
                                                           Months Ended            For the Years Ended
                                                             June 30,                  December 31,
                                                          --------------    ----------------------------------
                                                               1997                1996               1995
                                                          --------------    -----------------   --------------
                                                           (Unaudited)
Balance, beginning of year.............................    $ 11,437,134       $  8,621,460       $  6,132,256
Additions..............................................         948,884          7,306,997          4,272,121
Repayments.............................................      (1,186,751)        (4,491,323)        (1,782,917)
                                                            -----------        -----------        -----------
Balance, end of year...................................    $ 11,199,267       $ 11,437,134       $  8,621,460
                                                            ===========        ==========        ============



     Under approved lending decisions, the Company has commitments to lend additional funds totaling approximately $58,324,485, $58,635,413 and $67,928,316 at June 30, 1997, December 31, 1996 and 1995, respectively.
     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The type and amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

     Most of the Bank's business activity is with customers located within its local market area. Generally, loans granted are secured by commercial real estate, residential real estate and other assets. The ultimate repayment of loans is dependent to a certain degree on the local economy and real estate market.

6.   ALLOWANCE FOR LOAN LOSSES

     An analysis of the change in the allowance for loan losses is as follows:

                                     For the
                               Six Months Ended
                                  June 30,                For the Years Ended December 31,
                               -------------         -----------------------------------------
                                     1997                1996           1995           1994
                               -------------        ------------   ------------    -----------
                                 (Unaudited)

Balance, beginning of period.. $ 2,595,312           $ 2,064,640    $ 1,607,375    $ 1,067,402
Charge-offs ..................     (81,975)             (400,387)      (426,289)      (349,439)
Recoveries ...................      12,652                31,059         75,894         34,829
                                ----------            ----------     ----------     ----------
 Net charge-offs .............     (69,323)             (369,328)      (350,395)      (314,610)
Allowance on acquired loans             --                    --             --        471,912
Provision for loan losses ....     825,000               900,000        807,660        382,671
                                ----------            ----------     ----------     ----------
Balance, end of period ....... $ 3,350,989           $ 2,595,312    $ 2,064,640    $ 1,607,375
                               ===========           ===========    ===========    ===========


     The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and 118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance, homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans, and are not included in the data that follows:

                                                    June 30,                           December 31,
                                             ---------------------       -------------------------------------
                                                     1997                      1996                  1995
                                             ---------------------       --------------- ---------------------
                                                  (Unaudited)
Impaired loans with related reserve for
  loan losses ($296,307) calculated
    under SFAS No. 114.......................    $              --       $            --      $        454,489
Impaired loans with no related reserve for
  loan losses calculated.....................
    under SFAS No. 114.......................              454,170               584,114               527,908
                                                  ----------------        --------------       ---------------
    Total impaired loans.....................    $         454,170       $       584,114      $        982,397
                                                  ================        ==============       ===============

                                               Six Months Ended
                                                   June 30,                 Years Ended December 31,
                                               ----------------          ------------------------------
                                                     1997                  1996                  1995
                                               ----------------          ---------            ---------
                                                  (Unaudited)

Average impaired loans.......................      $459,319              $596,519              $411,289
                                                    =======               =======               =======
Interest income recognized on impaired loans.      $  5,242              $ 18,284              $ 18,561
                                                      =====               =======               =======
Cash basis interest income recognized on
  impaired loans.............................      $ 31,615              $ 15,414              $     --
                                                    =======               =======               =======


     Interest payments on impaired loans are typically applied to principal unless the ability to collect the principal amount is fully assured, in which case interest is recognized on the cash basis.

     Commercial loans and commercial real estate loans are placed on nonaccrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Generally, commercial loans are charged off no later than 120 days delinquent unless the loan is well
     secured  and  in  the   process  of   collection,   or  other   extenuating
     circumstances support collection. Residential real estate loans are typically placed on nonaccrual at the time the loan is 90 days delinquent. Other consumer loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.


7.   BANK PROPERTIES AND EQUIPMENT

     Bank properties and equipment at June 30, 1997, December 31, 1996 and 1995 consist of the following major classifications:

                                                                      June 30,               December 31,
                                                                   ------------       -------------------------------
                                                                        1997               1996              1995
                                                                   ------------       ------------       ------------
                                                                   (Unaudited)

Land.............................................................. $  3,312,395       $  3,084,395       $  2,873,500
Buildings.........................................................    8,316,949          6,982,449          6,861,123
Leasehold improvements and equipment..............................    4,699,987          3,991,723          3,090,188
                                                                   ------------        -----------        -----------
                                                                     16,329,331         14,058,567         12,824,811
Accumulated depreciation and amortization.........................   (2,118,330)        (1,836,060)        (1,405,636)
                                                                     ----------        -----------        -----------
Total............................................................. $ 14,211,001       $ 12,222,507       $ 11,419,175
                                                                    ===========        ============       ===========

8.   REAL ESTATE OWNED

     Real estate owned consisted of the following:


                                                                        June 30,             December 31,
                                                                       ---------         -------------------------
                                                                          1997              1996            1995
                                                                       ---------         ---------        --------
                                                                      (Unaudited)

     Commercial properties...........................................  $ 412,527         $  435,765       $ 492,501
     Residential properties..........................................    291,017            360,863         471,801
                                                                         -------          ---------        --------
                                                                         703,544            796,628         964,302
     Allowance.......................................................    (38,000)           (41,000)        (88,000)
                                                                        --------          ---------        --------
     Total...........................................................  $ 665,544         $  755,628       $ 876,302
                                                                        ========          =========        ========



     For the first six months of 1997, $15,000 was charged against operations to adjust real estate owned for declines in value. During 1996, 1995 and 1994, $0, $78,000 and $120,000, respectively, was charged against operations to adjust real estate owned for declines in value.

9.   DEPOSITS

     Deposits consist of the following major classifications:

                                                   June 30,                     December 31,
                                                ------------         ---------------------------------
                                                    1997                 1996                 1995
                                                ------------         -------------       -------------
                                                 (Unaudited)
Demand Deposits.......................          $165,349,497         $133,624,391         $128,802,293
Savings Deposits......................            70,922,212           63,506,894           66,970,293
Time Certificates under $100,000......           175,065,374          151,615,202          116,462,390
Time Certificates $100,000 or more....            56,056,656           37,240,418           23,012,820
                                                  ----------          -----------         ------------
Total.................................          $467,393,739         $385,986,905         $335,247,796
                                                 ===========          ===========          ===========



     Of the total demand deposits, approximately $86,700,000, $76,500,000 and $62,700,000 are non-interest bearing at June 30, 1997, December 31, 1996 and 1995, respectively.

     A summary of certificates by year of maturity is as follows:


      Year Ended June 30,
                                                       (Unaudited)
            1998..................................     $200,833,019
            1999..................................       22,984,056
            2000..................................        4,551,396
            Thereafter............................        2,753,560
                                                        -----------
            Total.................................     $231,122,031
                                                        ===========





      Year Ended December 31,
            1997................................       $169,482,951
            1998................................         12,828,611
            1999................................          4,032,751
            Thereafter..........................          2,511,307
                                                        -----------
            Total...............................       $188,855,620
                                                        ===========



     A summary of interest expense on deposits is as follows:

                           Six Months Ended
                                June 30,              Years Ended December 31,
                            ------------      --------------------------------------
                                 1997             1996        1995          1994
                            ------------      -----------   ----------    ----------
                             (Unaudited)

Savings deposits ........   $   684,319       $ 1,455,043   $1,394,849    $1,334,432
Time certificates .......     5,308,870         9,382,920    5,274,045     1,802,296
Interest-bearing checking       563,027         1,115,628      971,039       708,025
                             ----------       -----------  -----------   -----------
Total ...................   $ 6,556,216       $11,953,591   $7,639,933    $3,844,753
                            ===========       ===========  ===========   ===========



10.      ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

         Federal Home Loan Bank ("FHLB") advances at June 30, 1997, December 31, 1996 and 1995 were $0, $10,000,000 and $8,000,000, respectively.
         Advances are collateralized under a blanket collateral lien agreement. The amounts outstanding at December 31, 1996 and 1995 were borrowed under overnight lines of credit at interest rates of 7.375% and 5.875%, respectively. Interest expense on advances was $329,847 and $29,050 for the six months ended June 30, 1997 and 1996, respectively. Interest expense on advances was $286,316 and $6,733 for the years ended December 31, 1996 and 1995, respectively. There were no such borrowings during 1994.

         In 1997, the Company entered into repurchase agreements with the FHLB. At June 30, 1997, the amount outstanding was $48,500,000, maturing July 15, 1997 and bearing an interest rate of 5.62%. Interest expense on FHLB repurchase agreements was $485,972 for the six months ended June 30, 1997. There were no such repurchase agreements during 1996 or 1995. Collateral for the repurchase agreements were U.S. Government Agency Collateralized Mortgage Obligations.

         During 1997, the Company entered into overnight repurchase agreements with customers. At June 30, 1997, December 31, 1996 and December 31, 1995, the amounts outstanding were $8,925,585, $5,253,048 and $0, respectively. At June 30, 1997 and December 31, 1996, the amounts were borrowed at interest rates of 4.77% and 5.11%, respectively. Collateral for customer repurchase agreements were U.S. Treasury Notes.

         At December 30, 1996, the Company obtained a $6,000,000 revolving line of credit from a correspondent bank with a term of 36 months. The floating rate of interest is the prime rate plus fifty basis points. At December 31, 1996, there was $6,000,000 outstanding at an interest rate of 8.75%. At June 30, 1997, there were no amounts outstanding under the line of credit.

11.      STOCK OPTION PLANS

         On April 18, 1995, the Company adopted a Stock Option Plan (the "1995 Plan"). Options granted under the 1995 Plan may be either qualified incentive stock options or nonqualified options as determined by the Executive Compensation Committee.

         Options granted under the 1995 Plan are at the estimated fair value at the date of grant and are exercisable at the time of the grant and for 10 years thereafter. There were 496,125 shares of stock reserved for issuance under the 1995 Plan.

         On May 31, 1985, the Company adopted a Stock Option Plan (the "1985 Plan"). During 1995, options were no longer eligible to be granted under the 1985 Plan. Options granted under the 1985 Plan were either qualified incentive stock options or nonqualified options as determined by the Executive Compensation Committee.

         Options granted under the 1985 Plan were at the estimated fair value at the date of grant and are exercisable at the time of the grant and until the year 2001. At June 30, 1997, there were 208,285 shares of stock reserved for issuance under the 1985 Plan.

         Options granted under the 1995 and 1985 Plans, adjusted for the 5% stock dividends granted in 1996 and 1997 and the three for two stock split granted in 1997, are as follows:




                                                                                     Incentive        Nonqualified
                                                                                     ---------        ------------
Options granted and outstanding:

  June 30, 1997 at prices ranging from $4.56 to $15.00 per share.................     240,662             312,273
                                                                                  =============        ==========

  December 31, 1996 at prices ranging from $4.78 to $11.11 per share.............     436,083              76,011
                                                                                  =============        ==========

  December 31, 1995 at prices ranging from $4.78 to $10.28 per share.............     279,229             235,630
                                                                                  =============        ==========

  December 31, 1994 at prices ranging from $4.78 to $10.28 per share.............     137,371             302,365
                                                                                 ==============        ==========



         Activity in the stock option plans for the period beginning January 1, 1994 and ending June 30, 1997:

                                                                                                  Weighted
                                                                                                   Average
                                                                          Exercise                Exercise
                                                   Number                  Price                   Price
                                                 of Shares                Per Share              Per Share
                                                 ---------                ---------              ---------

Outstanding at January 1, 1994........             465,776              $4.56 - $9.79              $ 5.39
1994:
  Exercised...........................                (744)                     $4.56                4.56
  Expired.............................              (3,308)                     $7.86                7.86
                                                ----------
Outstanding at December 31, 1994......             461,724                                           5.37
1995:
  Granted.............................             206,720                     $ 7.86                7.86
  Exercised...........................            (123,603)             $4.56 - $6.33                4.89
  Expired.............................              (4,238)             $4.56 - $9.79                8.77
                                                ----------
Outstanding at December 31, 1995......             540,603                                           6.43
1996:
  Granted.............................             179,432                     $10.59               10.59
  Exercised...........................            (181,602)            $4.56 - $ 5.76                5.60
  Expired.............................                (734)                     $9.79                9.79
                                                ----------
Outstanding at December 31, 1996......             537,699             $4.56 - $10.59                8.08
1997:
  Granted.............................              18,900                     $13.33               13.33
  Exercised...........................              (3,664)             $7.86 - $9.79                8.05
  Expired.............................                  --
                                                ----------
Outstanding at June 30, 1997..........             552,935             $4.56 - $13.33                8.31
                                                ==========

         The following table summarizes stock options outstanding at June 30, 1997:

                                      Number of Options   Weighted Average Remaining                 Weighted Average
       Range of Exercise Price           Outstanding           Contractual Life                       Exercise Price
       -----------------------           -----------           ----------------                       --------------
           $  4.56 - $ 5.01                  120,431                     4                                 $  4.67
               7.86 -  9.79                  234,165                     6                                    8.00
              10.59 - 11.65                  179,439                     9                                   10.64
                      15.00                   18,900                    10                                   13.33
                                             -------                 -----                                   -----
                                             552,935                     7                                 $  8.31
                                             =======                 =====                                   =====


         Under the 1995 Plan, the nonqualified options expire ten years and ten days after the date of grant, unless terminated earlier under the option terms. The incentive options expire ten years after the date of grant, unless terminated earlier under the option terms. Under the 1985 Plan, all options expire in the year 2001.

         The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. This method calculates compensation expense using the intrinsic value method which recognizes as expense the difference between the market value of the stock and the exercise price at grant date. The Company has not recognized any compensation expense under this method. In the year ended December 31, 1996, the Company adopted the reporting disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation which requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25.

         Had compensation cost for the Company's two stock option plans been determined based on the fair value at the dates of awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                                                                   For the Six
                                                                                   Months Ended        For the Years Ended
                                                                                     June 30,              December 31,
                                                                                       1997             1996            1995
                                                                                   -----------       -----------    -----------
Net income:                                                  As reported........   $ 1,482,495       $ 3,012,643    $ 2,818,670

                                                             Pro forma..........   $ 1,444,742       $ 2,461,089    $ 2,370,020

Net income per common and common equivalent share:
  Primary                                                    As reported........   $    0.47         $    1.00      $     0.97
                                                             Pro forma..........   $    0.46         $    0.82      $     0.81

  Fully diluted                                              As reported........   $    0.47         $    0.99      $     0.97
                                                             Pro forma..........   $    0.45         $    0.81      $     0.81

  Weighted average fair value of options granted during the period..............   $    4.00         $    5.13      $     3.59


Significant assumptions used to calculate the above fair value of the awards are as follows:


                                            1997               1996                 1995
                                     ------------------    -------------      ---------------
Risk free interest rate of return...       6.28%               6.44%               5.65%
Expected option life................     60 months           60 months           60 months
Expected volatility.................        16%                 14%                 15%
Expected dividends..................         0                   0                   0



12.      BENEFITS

         During 1996, the Company established a 401(k) Savings Plan (the "401(k) Plan") for all qualified employees. Substantially all employees are eligible to participate in the 401(k) Plan following completion of one year of service and attaining age 21. Vesting in the Company's contribution accrues over four years at 25% each year. Pursuant to the 401(k) Plan, employees can contribute up to 15% of their compensation to a maximum of $9,500 in 1996 and 1997. The Company contributes 50% of the employee contribution, up to 6% of compensation. The Company's contribution to the 401(k) Plan was $38,113 for the six months ended June 30, 1997 and $85,722 for the year ended December 31, 1996. The Company paid $5,350 for the first six months of 1997 and $4,861 during 1996 to administer the 401(k) Plan.

13.      COMMITMENTS, CONTINGENT LIABILITIES AND RELATED PARTIES

         The Company, from time to time, may be a defendant in legal proceedings related to the conduct of its business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

         In the normal course of business, the Bank has various commitments and contingent liabilities, such as customers' letters of credit (including standby letters of credit of $10,155,000, $9,663,853 and $6,196,871 at
         June 30, 1997, December 31, 1996 and 1995, respectively), which are not reflected in the accompanying financial statements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the judgment of management, the financial position of the Company will not be affected materially by the final outcome of any contingent liabilities and commitments.

         Office space and branch facilities are leased from a company affiliated with the chairman under separate agreements with the Company. The leases, which expire in the year 2012, provide for a combined annual rental of $296,109 with annual increases based on increases in the Consumer Price Index.

         In February 1985, the Bank entered into an agreement with a partnership comprised of directors and shareholders of the Bank to lease an office building for an initial term of 10 years with three renewal options of five years each, requiring annual rentals of $96,000 in addition to real estate taxes during the extension periods. The Bank has exercised its first five-year renewal option. The Bank subleases a portion of the office building.

         Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at June 30, 1997.

1997...............................................................................   $            296,766
1998...............................................................................                515,797
1999...............................................................................                504,596
2000...............................................................................                408,260
2001...............................................................................                389,860
Thereafter.........................................................................              3,667,405
                                                                                        ------------------

                                                                                       $         5,782,684
                                                                                       ===================


         Rental expense included in occupancy expense for all operating leases was $270,940 for the six months ended June 30, 1997 and $516,526, $510,285 and $390,157 for 1996, 1995 and 1994, respectively.

14.      INCOME TAXES

         The income tax provision consists of the following:

                                      June 30,                             December 31,
                                   --------------- -------------------------------------------------------------
                                        1997              1996                 1995                 1994
                                   --------------- ------------------- -------------------- --------------------
                                       (Unaudited)

Current...........................     $   988,473    $      1,509,401         $  1,167,398          $   968,970
Deferred..........................        (398,473)           (147,401)             (27,398)            (193,836)
                                         ---------     ---------------          -----------           ----------
Total.............................     $   590,000    $      1,362,000         $  1,140,000          $   775,134
                                           =======     ===============          ===========           ==========


         Items that gave rise to significant portions of the deferred tax accounts at June 30, 1997, December 31, 1996 and 1995 are as follows:

                                                  June 30,                 December, 31
                                               ------------   --------------------------------
                                                     1997              1996           1995
                                               ------------   ----------------- ---------------

Deferred tax asset:                             (Unaudited)
  Allowance for loan losses.............       $    847,297   $       590,257   $      427,997
  Deferred loan fees....................             63,900            63,900           89,012
  Other real estate.....................             73,344            73,344           89,324
  Goodwill amortization.................            171,266            72,150           20,358
  Unrealized loss on investment securities          446,406           503,885               --
  Other.................................             76,641            51,274           62,229
                                                  ---------     -------------    -------------
Total deferred tax asset................          1,678,804         1,354,810          688,920
Deferred tax liability:
  Property..............................           (267,275)         (284,275)        (269,671)
  Unrealized gain on investment securities              --                 --         (214,080)
                                                  ---------     -------------      -----------
Total deferred tax liability............           (267,275)         (284,275)        (483,751)
                                                  ---------     -------------      -----------
Net deferred tax asset..................       $  1,411,529    $    1,070,535     $    205,169
                                                  =========     =============      ===========


         The provision for federal income taxes for the six months ended June 30, 1997 and for the years ended December 31, 1996, 1995 and 1994, differs from that completed at the statutory rate as follows:

                                                          June 30,                 Years Ended December 31,
                                                       -----------   ----------------------------------------------
                                                            1997           1996             1995            1994
                                                       -----------   -------------     -------------    -----------
                                                       (Unaudited)
Tax computed at the statutory rate..................   $   704,648   $   1,487,379     $   1,345,948    $   889,028
Increase in charge resulting from:
  State tax, net of federal benefit.................            --              --                --         33,785
  Goodwill amortization.............................        28,664          57,327            57,160         43,464
  Tax exempt interest (net).........................      (122,678)       (340,896)         (157,940)       (72,009)
  Other, net........................................       (20,634)        158,190          (105,168)      (119,134)
                                                        ----------   -------------      ------------     ----------
                                                         $ 590,000    $  1,362,000     $   1,140,000    $   775,134
                                                          ========     ===========      ============     ==========

15.      EARNINGS PER SHARE

         Earnings per common share and common equivalent share is computed by dividing the net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options granted and outstanding have been considered to be the equivalent of common stock from the time of issuance. The number of common shares was increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of the options (treasury stock method); those purchases were assumed to have been made at the estimated market price of the common stock, but not to exceed twenty percent of the outstanding shares. The market price of common shares is based either on an independent valuation of the Company's shares or on the price received on shares sold on or near the reporting dates. Retroactive recognition has been given to market values, common stock and common stock equivalents outstanding for periods prior to the date of the Company's stock dividend and stock split.

                                                           For the Six
                                                          Months Ended                     For the Years Ended
                                                             June 30,                          December 31,
                                                        -----------------   ----------------------------------------------
                                                               1997             1996            1995             1994
                                                        -----------------   ------------    -------------     ------------

                                                           (Unaudited)
Assumptions:
  Net income for the period............................   $    1,482,495    $  3,012,643    $   2,818,670     $  1,839,655

  Average common shares outstanding....................        2,915,789       2,831,693        2,709,464        1,890,792
Dilutive options outstanding to purchase equivalent shares       552,935         537,699          540,604          428,052
  Average exercise price per share.....................   $         8.31    $       8.08    $        6.42     $       5.13

  Estimated average market value per common share -
    for primary computation............................   $        14.19    $      11.96    $       10.28     $       7.86
  Estimated period-end market value per common share -
    for fully diluted computation......................   $        15.67    $      13.33    $       10.28     $       7.86
Computation:
  Application of assumed proceeds:
    Towards repurchase of outstanding common
      shares at applicable market value................   $    4,596,913    $  4,346,654    $   3,471,962     $  2,196,232
  Adjustment of shares outstanding - primary:
    Actual average shares..............................        2,915,789       2,831,693        2,709,464        1,890,792
    Net additional shares issuable.....................          228,987         174,283          202,854          148,666
                                                           -------------     -----------      -----------      -----------
    Adjusted shares outstanding........................        3,144,776       3,005,976        2,912,318        2,039,458
                                                           =============     ===========      ===========      ===========
  Adjustment of shares outstanding - fully diluted:
    Actual average shares..............................        2,915,789       2,831,693        2,709,464        2,196,232
    Net additional shares issuable.....................          259,515         211,700          202,854          148,666
                                                           -------------     -----------      -----------      -----------
    Adjusted shares outstanding........................        3,175,304       3,043,393        2,912,318        2,039,458
                                                           =============     ===========      ===========      ===========

  Earnings per common and common equivalent share
    Primary............................................   $         0.47    $       1.00    $        0.97     $       0.90
    Fully diluted......................................   $         0.47    $       0.99    $        0.97     $       0.90



16.      REGULATORY MATTERS

         The ability of the Bank to pay dividends to the Company is controlled by certain regulatory restrictions. Permission from the Office of the Comptroller of the Currency ("OCC") is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits, as defined by the Comptroller, for that year, combined with its retained net profits of the two preceding years.

         The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory --and possibly additional discretionary -- actions by regulators, that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk- weighted assets (as defined). Management believes, as of June 30, 1997, that the Bank meets all applicable capital adequacy requirements.

         As of June 30, 1997, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum Tier 1 Capital, Total Risk-Based Capital and Leverage Ratios as set forth in the table.

                                                                                                              To Be
                                                                                                        Well Capitalized
                                                                               Required for               Under Prompt
                                                                             Capital Adequacy           Corrective Action
                                                     Actual                      Purposes                  Provisions
                                                     ------                      --------                  ----------
                                               Amount         Ratio         Amount         Ratio         Amount       Ratio
                                               ------         -----         ------         -----         ------       -----
At June 30, 1997
  Tier 1 Risk-Based Capital...............   $ 48,876,324     11.44 %    $ 16,040,672     4.00 %     $ 24,061,009     6.00 %
  Total Risk-Based Capital................     49,227,313     12.27        32,096,047     8.00         40,120,059    10.00
  Leverage................................     45,876,324      8.63        21,263,650     4.00         26,579,562     5.00

At December 31, 1996
  Tier 1 Risk-Based Capital...............   $ 28,907,862      9.34 %    $ 12,380,480     4.00 %     $ 18,570,720     6.00 %
  Total Risk-Based Capital................     31,503,174     10.18        24,760,960     8.00         30,951,200    10.00
  Leverage................................     28,907,862      6.81        16,974,791     4.00         21,218,489     5.00

At December 31, 1995
  Tier 1 Risk-Based Capital...............   $ 18,063,305      8.26 %    $  8,750,160     4.00 %     $ 13,125,240     6.00 %
  Total Risk-Based Capital................     20,127,945      9.20        17,500,320     8.00         21,875,400    10.00
  Leverage................................     18,063,305      5.61        12,869,123     4.00         16,086,404     5.00


17.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                          June 30, 1997               December 31, 1996                December 31, 1995
                                   ----------------------------   --------------------------    -------------------------------
                                                     Estimated                     Estimated                        Estimated
                                      Carrying         Fair          Carrying        Fair          Carrying           Fair
                                       Amount          Value          Amount         Value           Amount           Value
                                       ------          -----          ------         -----           ------           -----

Assets:                                    (Unaudited)
  Cash and cash equivalents......  $ 37,837,834    $ 37,837,834   $ 21,806,758    $ 21,806,758   $  17,242,366    $ 17,242,366
  Investment securities..........   150,580,632     150,580,632     95,581,384      95,581,384     147,008,896     147,008,896
  Loans receivable, net..........   363,705,188     364,593,216    295,500,668     293,777,592     183,633,631     187,037,088
Liabilities:
  Demand deposits................   165,349,497     165,349,497    133,624,391     133,624,391     128,802,293     128,802,293
  Savings deposits...............    70,922,212      70,922,212     63,506,894      63,506,894      66,970,293      66,970,293
  Certificates of deposit........   231,122,030     231,156,590    188,855,620     191,448,487     139,475,210     140,877,573
  Federal Home Loan Bank
    advances.....................            --           --        10,000,000      10,000,000       8,000,000       8,000,000
  Loans payable..................            --           --         6,000,000       6,000,000              --              --
  Repurchase agreements..........    48,500,000      48,500,000      5,253,048       5,253,048              --              --




         Cash and cash equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

         Investment securities - For investment securities, fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

         Loans receivable - The fair value was estimated by discounting approximate cash flows of the portfolio to achieve a current market yield.

         Demand deposits, savings deposits, certificates of deposit and advances from the Federal Home Loan Bank - The fair value of demand deposits, savings deposits and advances from the Federal Home Loan Bank is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits and advances of similar remaining maturities.

         Loan payable - The fair value of the loan payable is estimated to be the amount outstanding at the reporting date. The interest rate on the loan adjusts with changes in the prime lending rate.

         Repurchase  agreements - Securities sold under agreements to repurchase
         are  overnight  transactions,   therefore  the  carrying  amount  is  a
         reasonable estimate of fair value.

         Commitments to extend credit and letters of credit - The majority of the Bank's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. The estimated fair value approximates the recorded deferred fee amounts, which are not significant.

         No adjustment was made to the entry-value interest rates for changes in credit performing commercial loans and real estate loans for which there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the entry-value interest rates along with the general reserves applicable to the performing commercial and real estate loan portfolios for which there are no known credit concerns result in a fair valuation of such loans on an entry-value basis.

         The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1997, December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since June 30, 1997, December 31, 1996 and 1995, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

18.      INTEREST RATE RISK

         The Company's exposure to interest rate risk results from the difference in maturities on interest-bearing liabilities and interest-earning assets and the volatility of interest rates. Because the Company's assets have a shorter maturity than its liabilities, the Company's earnings will tend to be negatively affected during periods of declining interest rates. Conversely, this mismatch should benefit the Company during periods of rising interest rates. Management monitors the relationship between the interest rate sensitivity of the Company's assets and liabilities.

19.      GUARANTEED PREFERRED BENEFICIAL INTEREST IN SUBORDINATED DEBT

         On March 17, 1997, Sun Capital Trust (the "Trust"), a statutory business trust created under Delaware law, that is a subsidiary of the Company, issued $25 million, 9.85% Preferred Securities ("Preferred Securities") with a stated value and liquidation preference of $25 per share. This Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the Preferred Securities of the Trust were utilized by the Trust to invest in $25 million of 9.85% Junior Subordinated
         Debentures (the "Debentures") of the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Debentures prior to the maturity date of March 31, 2027, on or after March 31, 2002, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Upon the occurrence of certain events, the Company may redeem in whole, but not in part, the Debentures prior to March 31, 2002. Proceeds from any redemption of the Debentures would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Debentures redeemed.

         On April 9, 1997, the underwriters for the Preferred Securities exercised their right to purchase an additional $3,750,000 of the Preferred Securities on the same terms as the original issuance to cover over-allotments. The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $3,750,000 of Debentures of the Company.

         The Trust is a wholly-owned subsidiary of the Company, has no independent operations and issued securities that contained a full and unconditional guarantee of its parent, the Company.

20.      ACQUISITIONS (UNAUDITED)

         On July 24, 1997, the Bank purchased three branches from Oritani Savings Bank. The Bank acquired approximately $33,922,000 of deposit liabilities plus $144,000 of accrued interest, $547,000 of real estate and equipment and $180,000 in cash. The Bank paid a premium of $2,151,000, which is being amortized over seven years.

         On June 5, 1997, the Bank entered into a branch purchase and deposit assumption agreement with The Bank of New York ("BNY"), whereby the Bank will assume certain deposits liabilities of eleven branch offices from BNY. At June 30, 1997, the branches had deposits of approximately $177 million. In addition, the Bank will acquire approximately $29 million of loans as well as property and equipment pertaining to the branches. The transaction is expected to be completed in the fourth quarter of 1997. The agreement is subject to raising additional capital and regulatory approval.

21.      CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

Condensed Statements of Financial Condition                          June 30                 December 31,
                                                                  ------------    ---------------------------------
                                                                      1997             1996              1995
                                                                  ------------    ---------------     -------------
                                                                   (Unaudited)

Assets
Cash..........................................................    $    498,887     $      27,187      $     159,205
Investments...................................................       1,200,000                --                 --
Investments in subsidiaries...................................      54,567,601        33,294,851         24,463,659
Office property and equipment.................................              --                --              9,756
Accrued interest and other assets.............................       1,554,389            95,417             38,176
                                                                     ---------       -----------       ------------

Total.........................................................    $ 57,820,877     $  33,417,455      $  24,670,796
                                                                   ===========      ============       ============

Liabilities and Shareholders' Equity
Loans payable.................................................    $         --     $   6,000,000      $          --
Accrued interest payable......................................              --             2,879                 --
Guaranteed preferred beneficial interest in subordinated debt.      28,750,000                --                 --
Shareholders' equity..........................................      29,070,877        27,414,576         24,670,796
                                                                    ----------      ------------       ------------
Total.........................................................    $ 57,820,877     $  33,417,455      $  24,670,796
                                                                   ===========      ============       ============



Condensed Statements of Income
                                                                     Six Months Ended
                                                                          June 30,                    Years Ended December 31,
                                                                --------------------------    -------------------------------------
                                                                     1997           1996          1996        1995          1994
                                                                -----------     ----------    ----------  -----------    ----------
                                                                         (Unaudited)
Net interest (expense) ........................................ $  (111,295)         $ 498       $(1,888)  $       --      $(27,045)
Other income...................................................          --             --        15,909       12,278         7,200
Expenses.......................................................   ( 851,384)       (11,043)      (16,271)     (27,025)       (8,090)
                                                                  --------       ---------     ---------   ----------     ---------

(Loss) before equity in undistributed
  income of subsidiaries and income tax expense................    (962,679)       (10,545)        (2,250)    (14,747)      (27,935)
Equity in undistributed income of subsidiaries.................   2,445,174      1,403,016      3,014,893   2,833,417     1,877,590
Income tax expense.............................................          --             --             --          --       (10,000)
                                                                  ---------      ---------     ----------  ----------     ---------
Net income..................................................... $ 1,482,495     $1,392,471    $ 3,012,643 $ 2,818,670    $1,839,655
                                                                 ==========      =========     ==========  ==========     =========

Condensed Statements of Cash Flows                           Six Months Ended
                                                                  June 30,                        Years Ended December 31,
                                                          --------------------------    -----------------------------------------
                                                               1997         1996           1996            1995           1994
                                                          -----------    -----------    -----------    -----------    -----------
Operating activities:                                            (Unaudited)

  Net income ............................................ $ 1,482,495    $ 1,392,470    $ 3,012,643    $ 2,818,670    $ 1,839,655
  Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
    Depreciation and amortization .......................        --            4,181          9,756          8,360          4,486
    Undistributed income of subsidiaries ................  (2,445,174)    (1,403,016)    (3,014,893)    (2,833,417)    (1,877,590)
    Tax benefit from exercise of non-qualified stock
      options (net) .....................................        --             --         (110,000)          --             --
    Changes in assets and liabilities which provided
     (used) cash:
      Accrued interest and other assets .................  (1,458,974)         6,782        (57,241)         9,665         (9,701)
      Accounts payable and accrued expenses .............       2,877           --            2,879           --             --
                                                           ----------      ---------      ---------        -------      ---------
             Net cash provided by (used in) operating
              activities ................................  (2,424,530)           417       (156,856)         3,278        (43,150)
                                                           ----------     ----------     ----------     ----------     ----------
Investing activities:
  Purchases of investment securities available for sale    (1,200,000)          --             --             --             --
  Proceeds from maturities of investment securities .....        --             --             --             --        2,000,000
  Purchase price of acquisitions, net of cash received ..        --             --             --             --       (7,801,950)
  Purchase of bank properties and equipment .............        --             --             --             --          (20,904)
  Dividend from subsidiary ..............................     150,000           --             --             --        1,400,000
  Advances to subsidiary ................................ (18,866,000)    (1,100,000)    (7,100,000)    (1,700,000)    (1,200,000)
                                                          -----------     ----------     ----------     ----------     ----------
           Net cash used in investing activities ........ (19,916,000)    (1,100,000)    (7,100,000)    (1,700,000)    (5,622,854)
                                                          -----------     ----------     ----------     ----------     ----------
Financing activities:
  Net borrowings under line of credit agreement .........        --             --        6,000,000           --        4,500,000
  Repayments of short-term borrowings ...................  (6,000,000)          --             --             --       (4,500,000)
  Exercise of stock options .............................      29,560      1,009,446      1,126,984        605,358          3,393
  Proceeds from issuance of guaranteed beneficial
   interest in subordinated debt ........................  28,750,000           --             --             --             --
  Proceeds from issuance of common stock ................      35,793           --             --          260,000      6,421,877
  Payment for fractional interests resulting from stock
     dividend ...........................................      (3,123)          --           (2,146)          --             --
                                                           ----------      ---------     ----------     ----------     ----------
           Net cash provided by financing activities ....  22,812,230      1,009,446      7,124,838        865,358      6,425,270
                                                           ----------      ---------     ----------     ----------     ----------
(Decrease) increase in cash .............................     471,700        (90,137)      (132,018)      (831,364)       759,266
Cash, beginning of period ...............................      27,187        159,205        159,205        990,569        231,303
                                                           ----------      ---------     ----------     ----------     ----------
Cash, end of period...................................... $   498,887    $    69,068    $   27,187     $   159,205    $   990,569
                                                           ==========      =========     =========      ==========     ==========

===================================================  ===========================


No ^ dealer,  salesperson or other  individual has
been authorized ^ to give any information or to             ^900,000 Shares
make any ^ representations  not contained in this
^ Prospectus in connection with the offering
covered by this  Prospectus.  If given or made,
such  information  or ^  representations  must not
be relied upon as having been authorized  by the ^
Company  or the  Underwriters.  This
Prospectus  does not constitute an offer to sell or
a solicitation  of any offer to buy ^, the Common              [Logo]
Shares in any  jurisdiction  where,  or to any
 person to whom it is  unlawful to make such
offer or  solicitation.  Neither the delivery of this
^ Prospectus nor any sale made hereunder shall,
under any circumstances,  create ^ an
implication that there has not been any change               SUN BANCORP, INC.
in the affairs of the Company  since the date
hereof.                                                        Common Stock


                  --------------

                TABLE OF CONTENTS
                                                            -------------------
                                              Page
                                              ----
                                                            P R O S P E C T U S

Prospectus Summary............................. 3
Selected Consolidated Financial Data........... 6           -------------------
Recent Developments............................ 7
Risk Factors...................................11
Use of Proceeds................................16
Oritani and Bank of New York
   Branch Purchases............................16
Capitalization.................................19
Price Range of Common Shares;
  Dividends....................................20                Advest, Inc.

Management's Discussion and Analysis
  of Financial Condition and Results

  of Operations................................21
Business of the Company........................46
Management.....................................51
Security Ownership of Certain
  Beneficial Owners and Management.............57                 ^, 1997
Supervision and Regulation.....................57
Description of the Capital Stock...............61
Shares Eligible for Future Sale................62
Underwriting...................................63
Validity of Securities.........................64
Experts........................................65
Available Information..........................65
Financial Statements .........................F-1



===================================================  ===========================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

         Registration Fees.....................................    $     6,000
*        Legal Services........................................        100,000
*        Printing and Engraving................................         25,000
         Nasdaq Listing Fees...................................         20,000
*        Accounting Fees.......................................         75,000
*        Miscellaneous.........................................          4,000
                                                                       -------
*        TOTAL.................................................       $230,000
                                                                       =======
*        Estimated

Item 16. Exhibits and Financial Statement Schedules:

                  The financial statements and exhibits filed as part of this Registration Statement are as follows:

                   (a)     List of Exhibits:

                  1.1      Form of Underwriting Agreement.
                  3.1      Articles of Incorporation of Sun Bancorp, Inc. *
                  3.2      Bylaws of Sun Bancorp, Inc. *
                  4.1      Common Security Specimen.*
                  5.1      Opinion of Malizia, Spidi, Sloane, & Fisch, P.C.
                 10.1      Employment Agreement with Adolph F. Calovi. **
                 10.2      Lease Agreement with Vineland Construction Company
                 23.1      Consent of Deloitte & Touche LLP.
                 23.2      Consent of Malizia, Spidi, Sloane & Fisch, P.C.
                             (included in Exhibit 5.1).

                  (b)      Financial Statements Schedules***


-------------------
* Incorporated by reference to the registrant's Registration Statement on Form 10, file no. 0-20957.

** Incorporated by reference to the registrant's Registration Statement on Form S-1, file no. 333- 21903.

*** All schedules are omitted because they are not required or applicable or the required information is shown in the financial statements or the notes thereto.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Vineland, New Jersey, on October 22, 1997.

                                       SUN BANCORP, INC.



                                       By: /s/ Adolph F. Calovi
                                           -------------------------------------
                                           Adolph F. Calovi
                                           President and Chief Executive Officer
                                           (Duly Authorized Representative)




         Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment has been signed below by the following persons in the capacities indicated on October 22, 1997.



/s/ Adolph F. Calovi                                 /s/ Bernard A. Brown
-----------------------------------------------     ---------------------------------------
Adolph F. Calovi                                     Bernard A. Brown
President, Chief Executive Officer and Director      Chairman of the Board
(Principal Executive Officer)



/s/ Sidney R. Brown                                  /s/ Philip W. Koebig, III
-----------------------------------------------     ---------------------------------------
Sidney R. Brown                                      Philip W. Koebig, III
Treasurer, Secretary and Director                    Executive Vice President and Director



/s/ Peter Galetto, Jr.                               /s/ Anne E. Koons
-----------------------------------------------     ---------------------------------------
Peter Galetto, Jr.                                   Anne E. Koons
Director                                             Director



/s/ Robert F. Mack
-----------------------------------------------
Robert F. Mack
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

